Form 10-K405, Exhibit 13
period 1996-12-31
CROSS TIMBERS ROYALTY TRUST
filed 1997-03-31
CIK 881787

                                                                      EXHIBIT 13

THE TRUST

Cross Timbers Royalty Trust ("the Trust") was created on February 12, 1991 by conveyance of 90% net overriding royalty interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico ("90% Royalty Trust Interests"), and 75% net overriding royalty interests in certain working interest properties in Texas and Oklahoma ("75% Royalty Trust Interests"). These net overriding royalty interests (collectively referred to as "Royalty Trust Interests") were conveyed to the Trust by predecessors of Cross Timbers Oil Company ("Cross Timbers Oil") which currently owns the properties underlying the Royalty Trust Interests ("Underlying Properties"). The Royalty Trust Interests are the only assets of the Trust, other than cash held for payment of liabilities and for distribution to Unit holders.

Royalty income received monthly by the Trust is calculated and paid by Cross Timbers Oil based on net proceeds received from the Underlying Properties in the prior month. Distributions, as calculated by the Trustee, are generally paid to month-end Unit holders of record within ten business days.


UNITS OF BENEFICIAL INTEREST

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low Unit sales prices and total cash distributions per Unit paid by the Trust during each quarter of 1996 and 1995:

                      Sales Price     Distributions
                  ------------------
                   High       Low       per Unit
                  -------  ---------  -------------

     1996
----------------
First Quarter...  $11.000   $ 9.625   $ 0.254087
Second Quarter..   10.750     9.750     0.309984
Third Quarter...   12.500    10.375     0.299200
Fourth Quarter..   15.750    11.750     0.482891

     1995
----------------
First Quarter...  $11.625   $ 9.500   $ 0.251490
Second Quarter..   11.875    10.500     0.281357
Third Quarter...   11.000     9.750     0.198205
Fourth Quarter..   10.625     9.625     0.198653


At December 31, 1996, there were 6,000,000 Units outstanding and approximately 205 Unit holders of record; 5,230,870 of these Units were held by two depository institutions. As of February 28, 1997, Cross Timbers Oil owned 1,073,900 Units.

SUMMARY


The Trust was created to collect and distribute monthly royalty income to Unit holders. Trust royalty income is received from two major components, the 90% Royalty Trust Interests and the 75% Royalty Trust Interests.

  - THE 90% ROYALTY TRUST INTERESTS were carved from royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico ("the underlying royalty interest properties"). Most royalty income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% Royalty Trust Interests are not subject to production or development costs, royalty income from these interests generally only varies because of changes in sales volumes or prices.

  - THE 75% ROYALTY TRUST INTERESTS were carved from working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma ("the underlying working interest properties"). Royalty income from these properties is reduced by production and development costs. For most of 1994, all or a portion of the 75% Royalty Trust Interests did not contribute to Trust royalty income because costs exceeded revenues from the underlying working interest properties. Such excess costs generally occur during periods of higher development activity and lower oil prices.

Unit holders may also be eligible to receive the following tax benefits. Unit holders should consult their tax advisors.

  - THE NONCONVENTIONAL FUEL SOURCE TAX CREDIT is related to coal seam gas production through the year 2002 from wells drilled after December 31, 1979 and prior to January 1, 1993 underlying the 90% Royalty Trust Interests. Unit holders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the Unit holder's regular income tax liability.

  - COST DEPLETION is generally available to Unit holders as a deduction from royalty income. Available depletion is dependent upon the Unit holder's cost of Units, purchase date and prior allowable depletion.

        As an example, a Unit holder that acquired Units in January 1996 and held them throughout 1996 would be entitled to a cost depletion deduction of approximately 10%. Assuming cost of $11 per Unit, cost depletion would offset 78% of taxable Trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 1996 pre-tax yield of Units would be 18.8%. (NOTE- Because the Units are a depleting asset, a portion of this yield is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per Unit for the last three years:

                                        1996               1995              1994
                                 -----------------  -----------------  -----------------
                                 MONTHLY   ANNUAL   Monthly   Annual   Monthly   Annual
                                 AVERAGE    TOTAL   Average    Total   Average    Total
                                 --------  -------  --------  -------  --------  -------
Royalty Income

- 90% Royalty Trust Interests..   $ .091   $1.095    $ .064   $ .766    $ .092   $1.103

- 75% Royalty Trust Interests..     .024     .283      .016     .191      .004     .053

Administration expense
  (net of interest income).....    (.003)   (.032)    (.002)   (.027)    (.002)   (.031)
                                  ------   ------    ------   ------    ------   ------

Total Distribution.............   $ .112   $1.346    $ .078   $ .930    $ .094   $1.125
                                  ======   ======    ======   ======    ======   ======
Nonconventional Fuel
     Source Tax Credit.........        *   $ .189         *   $ .180         *   $ .203
                                           ======             ======             ======
* - Not applicable

TO UNIT HOLDERS

We are pleased to present the 1996 Annual Report of Cross Timbers Royalty Trust and the Trust's 1996 Form 10-K. Both of these reports contain important information about the Royalty Trust Interests, including information provided to the Trustee by Cross Timbers Oil, and should be read in conjunction with each other.

For the year ended December 31, 1996, Trust royalty income and distributable income reached historical highs since the Trust's inception in February 1991. Royalty income for the year totaled $8,269,875 and, after deducting Trust administration expense, net of interest income, distributable income was $8,076,964 or $1.346162 per Unit. Royalty income and distributions are 44% higher than 1995 comparable amounts because of increased gas sales volumes, primarily related to a lawsuit settlement, and higher oil and gas sales prices.

Gas sales volumes from the Underlying Properties for the year ended December 31, 1996 increased 25% from 1995, to a total of 4,385,360 Mcf. Increased gas volumes are primarily the result of the settlement in November of a lawsuit that Cross Timbers Oil and the Trust had filed against working interest owners that had suspended revenues from certain wells in the San Juan Basin. Additionally, San Juan Basin production was partially curtailed in 1995 because of low gas prices.

As a result of this lawsuit settlement, Cross Timbers Oil received $750,000 in exchange for reducing its 7.5% overriding royalty interest in the related properties to a 1.875% interest. The Trust's portion of the settlement was $675,000. Gas sales volumes from the underlying properties attributed to the settlement were 609,000 Mcf. Because revenues from these properties have been suspended since 1990, future Trust distributions will not be reduced from historical levels by this settlement. For further information regarding litigation involving the Trust, see Item 3 of the accompanying Form 10-K.

The average Trust oil price increased to $18.60 per barrel ("Bbl"), up 22% from the 1995 price of $15.25. Natural gas prices averaged $1.51 per thousand cubic feet ("Mcf") for 1996 sales from the Underlying Properties, or 16% above the 1995 average price of $1.30 per Mcf. Because of the interval between time of production and receipt of royalty income by the Trust, the significant rise in oil prices that began in March 1996 did not begin to positively impact Trust average prices and distributable income until May. In addition, San Juan Basin gas prices that began to strengthen in July 1996 did not begin to positively impact Trust average prices and distributable income until October.

Oil sales volumes from the Underlying Properties during 1996 were 436,800 Bbls,
or 1% below 1995 levels because of natural decline in production.   Natural
decline was largely offset by production increases resulting from infill drilling on some of the working interest properties.

Coal seam gas sales volumes from the Underlying Properties were 1,368,058 Mcf in 1996, or 4% above 1995 coal seam gas volumes. The resulting 1996 coal seam tax credit was $0.189374 per Unit. This credit (or a portion thereof, if Units were held less than the full year) is available to be applied against the Unit holder's regular federal income tax liability, subject to certain limitations. Unit holders should consult their tax advisors regarding use of this credit.

As of December 31, 1996, proved reserves of the Royalty Trust Interests were estimated by independent engineers to be 2,486,000 Bbls of oil and 40.4 billion cubic feet ("Bcf") of natural gas. Estimated oil reserves increased 28% from year-end 1995 to 1996 primarily as a result of the increase in year-end oil prices from $18.00 to $24.25 per Bbl. Gas reserves decreased 2% from year-end 1995 to 1996 primarily because of production, largely offset by increased estimates for San Juan Basin reserves underlying the 90% Royalty Trust Interests. All reserve information prepared by independent engineers has been provided to the Trustee by Cross Timbers Oil.

Estimated future net revenues from proved reserves at December 31, 1996 are $154 million or $25.72 per Unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 1996 is $77 million or $12.81 per Unit. Proved reserve estimates and related future net revenues have been determined based on year-end oil and gas prices, as well as other guidelines prescribed by the Financial Accounting Standards Board as further described under Item 2 of the accompanying Form 10-K.

As discussed in the Tax Instructions provided to Unit holders in February 1997, Trust distributions are considered portfolio income, rather than passive income. Unit holders should consult their tax advisors for further information.

NationsBank of Texas, N.A., Trustee

By: Joe B. Grissom
 Joe B. Grissom
 Vice President

THE UNDERLYING PROPERTIES

The Underlying Properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the Underlying Properties as of December 31, 1996 is approximately 13 years for oil and 12 years for gas. The reserve-to-production index is calculated using total proved reserves and estimated 1997 production for the Underlying Properties. Based on discounted future net revenues at year-end oil and gas prices, the proved reserves of the Underlying Properties are approximately 38% oil and 62% natural gas. The Underlying Properties also include certain non-producing properties in Texas, Oklahoma and New Mexico. Cross Timbers Oil owns a mineral interest in most of these non-producing properties.

90% ROYALTY TRUST INTERESTS

Royalty and overriding royalty properties underlying the 90% Royalty Trust Interests represent 71% of the discounted future net cash flows from the Trust's proved reserves at December 31, 1996. Approximately 85% of the discounted future net cash flows from the 90% Royalty Trust Interests is from gas reserves, totaling 39.7 Bcf. Primarily located in West Texas, oil reserves underlying the 90% Royalty Trust Interests are estimated at December 31, 1996 to be 681,000 Bbls.

Because the properties underlying the 90% Royalty Trust Interests are royalties and overriding royalties, royalty income from these properties is not reduced by production and development costs. Additionally, royalty income from these interests cannot be reduced by any excess costs of the 75% Royalty Trust Interests. The Trust therefore should generally receive monthly royalty income from these interests, as determined by oil and gas sales volumes and prices.

Most of the Trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the United States' largest natural gas fields. Royalties underlying the San Juan Basin provided approximately 80% of Trust 1996 gas sales volumes and 50% of Trust 1996 royalty income. As of December 31, 1996, the Trust's proved reserves in this region are estimated to be 33.3 Bcf, or 82% of total Trust gas reserves.

Until January 1, 2003, production from coal seam wells drilled after December 31, 1979 and before January 1, 1993 qualifies for the federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. Such credit for 1996 coal seam gas sales from the San Juan Basin was approximately $1.03 per MMBtu or $0.189374 per Unit. As of December 31, 1996, the Trust's proved coal seam reserves are estimated to be 6.4 Bcf.

Exploitation of coal seam gas reserves was the most significant recent development activity in the San Juan Basin until the drilling period for the federal income tax credit expired on January 1, 1993. Since that date, major operators in the San Juan Basin have continued to report development of coal seam gas reserves without the incentive of the federal income tax credit, although it is not known whether any of this development activity has directly affected Trust reserves or production. The most significant activity in the San Juan Basin during 1996 was the completion of additional eastward pipeline capacity, reducing the dependence of San Juan Basin gas on California markets.

75% ROYALTY TRUST INTERESTS

Underlying the 75% Royalty Trust Interests are working interests in seven large properties in Texas and Oklahoma operated primarily by major oil companies. Each of these properties is located in mature fields that are undergoing secondary recovery operations. With its relatively minor working interest, Cross Timbers Oil generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% Royalty Trust Interests are almost entirely oil, estimated to be approximately 1,805,000 Bbls at year-end 1996. Based on year-end oil and gas prices, proved reserves from these interests represent 29% of the discounted future net cash flows of the Trust's proved reserves at December 31, 1996.

Because these Underlying Properties are working interests, production and development costs are deducted in calculating royalty income from the 75% Royalty Trust Interests. As a result, royalty income from these interests is affected by the level of maintenance and development activity on these Underlying Properties. Royalty income is also subject to reduction for any prior period excess costs and is dependent upon oil sales volumes and prices.

Total 1996 development costs were $1,164,112, or 55% above 1995 development costs of $750,315. Most of 1996 development costs were related to infill drilling projects that began in December 1995. Unit operators have reported to Cross Timbers Oil that total budgeted costs are approximately $700,000, net to Cross Timbers Oil's interests, for each of 1997 and 1998. Budgeted development costs were $800,000 for each of 1996 and 1995.

ESTIMATED PROVED RESERVES AND FUTURE NET REVENUES

The following are proved reserves and future net revenues from proved reserves of the Royalty Trust Interests at December 31, 1996, as estimated by independent engineers (in thousands):


                                Estimated Proved Reserves (a)(b)   Estimated Future Net Revenues
                               ----------------------------------
                                     Oil               Gas          from Proved Reserves (a)(c)
                                                                   -----------------------------
                                    (Bbls)            (Mcf)         Undiscounted     Discounted
                               ----------------  ----------------  ---------------  ------------

90% ROYALTY TRUST INTERESTS
    San Juan Basin
      Conventional...........               91            26,837          $ 64,363       $27,056
      Coal seam..............                -             6,439            14,358         9,412
                                         -----            ------          --------       -------
         Total...............               91            33,276            78,721        36,468
    Other New Mexico.........               42               379             2,010         1,112
    Texas....................              459             3,933            22,627        12,576
    Oklahoma.................               89             2,093             8,331         4,728
                                         -----            ------          --------       -------
            Total............              681            39,681           111,689        54,884
                                         -----            ------          --------       -------

75% ROYALTY TRUST INTERESTS
    Texas....................              998               441            24,029        11,342
    Oklahoma.................              807               249            18,597        10,621
                                         -----            ------          --------       -------
            Total............            1,805               690            42,626        21,963
                                         -----            ------          --------       -------

            TOTAL............            2,486            40,371          $154,315       $76,847
                                         =====            ======          ========       =======

(a) Based on year-end oil and gas prices. For further information regarding Trust proved reserves, see Item 2 of the accompanying Form 10-K.
(b) Since the Trust has defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserves. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Royalty Trust Interests.
(c) Before income taxes (and the tax benefit of the estimated coal seam tax credit) since future net revenues are not subject to taxation at the trust level.

TRUSTEE'S DISCUSSION AND ANALYSIS

Royalty income for 1996 was $8,269,875, as compared with $5,739,704 for 1995 and $6,934,038 for 1994. The 44% increase in royalty income from 1995 to 1996 was primarily because of higher oil and gas prices and increased gas sales volumes related to a lawsuit settlement. The 17% decline in royalty income from 1994 to 1995 was primarily because of lower gas prices and gas sales volumes. During 1996 and 1995, 64% and 62%, respectively, of royalty income was derived from gas sales, as compared to 80% in 1994.

Trust administration expense was $204,449 in 1996 as compared to $169,501 and $192,443 for 1995 and 1994, respectively. Interest income was $11,538, $8,024 and $7,281 during 1996, 1995 and 1994, respectively.

Royalty income is recorded when received by the Trust, which is the month following receipt by Cross Timbers Oil, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors: 1) oil and gas sales volumes, 2) oil and gas sales prices and 3) costs deducted in the calculation of royalty income.

Volumes

Underlying oil sales volumes decreased 1% from 1995 to 1996, as compared to a 6% decline from 1994 to 1995. These decreases were primarily attributable to natural production decline. The decline from 1995 to 1996 was largely offset by production increases related to infill drilling on some of the underlying working interest properties.

Underlying gas sales volumes increased 25% from 1995 to 1996, compared with a 16% decrease from 1994 to 1995. The increase in gas sales volumes from 1995 to 1996 was primarily because of 609,000 Mcf attributed to the settlement of a significant lawsuit in 1996 (see Item 3 of the accompanying Form 10-K), combined with the effect of partially curtailed production in 1995 because of lower prices. The decrease in gas sales volumes from 1994 to 1995 was primarily because of suspended revenues received in 1994 following partial settlement of a lawsuit, as well as initial receipts in 1994 from two significant coal seam wells.

Prices

The 1996 average oil price of $18.60 was 22% higher than the 1995 average oil price of $15.25, which was 11% higher than the 1994 average price of $13.76. After remaining weak for most of this three-year period, oil prices began to rise significantly in March 1996. Because of the two-month lag between oil production and receipt of payment by the Trust, improved oil prices did not begin to affect the Trust until May 1996. Also because of this lag, the 1994 average price includes the full impact of the sharp fall in oil prices at year-end 1993.

The 1996 average gas price was $1.51, or 16% above the 1995 average gas price of $1.30, which was 23% below the 1994 average price of $1.69. Average gas prices remained depressed for most of this three-year period, primarily because of gas oversupplies in California, the primary market for San Juan Basin gas. During third quarter 1996, however, San Juan Basin prices rose to two-year highs, reflecting the impact of increased demand and reduced supplies in the California market, as well as the effects of new eastward bound pipeline capacity from the San Juan Basin. Gas prices further improved in the fourth quarter of 1996 with increased weather-related demand. Because of the three-month interval between gas production and receipt of royalty income by the Trust, higher fourth quarter gas prices did not impact Trust average gas prices until first quarter 1997.

Costs

Because properties underlying the 90% Royalty Trust Interests are royalty and overriding royalty interests, the calculation of royalty income from these interests only includes cost deductions for production and property taxes, related legal costs, and marketing and transportation charges. In addition to these costs, the calculation of royalty income from the 75% Royalty Trust Interests includes deductions for production and development costs since the related Underlying Properties are working interests. If monthly costs exceed revenues for any of the five conveyances under which the Royalty Trust Interests were conveyed to the Trust, such excess costs cannot reduce royalty income from other conveyances, but must be recovered, with accrued interest, from future net proceeds of that conveyance.

Total costs deducted in the calculation of royalty income were $5,183,440, $4,651,132 and $5,723,056 during 1996, 1995 and 1994, respectively. The 11%
increase in costs from 1995 to 1996 was primarily the result of increased development and production expenses related to infill drilling projects that began in December 1995 on certain properties underlying the 75% Royalty Trust Interests, partially offset by a decrease in charges related to a 1995 waterflood expansion project. Production taxes also increased because of higher oil and gas sales. The 19% decrease in costs from 1994 to 1995 was primarily the result of completed infill drilling projects and reduced production expenses on certain properties underlying the 75% Royalty Trust Interests. Production expenses generally fluctuate with the timing of major maintenance projects. Costs for the year ended December 31, 1994 also include the recovery of 1993 excess costs and accrued interest on such costs totaling $131,248.

COMPARATIVE OIL AND GAS SALES

Oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                                 Year Ended December 31 (a)
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------

     OIL SALES (Bbls):
           Underlying Properties (b).......     436,800     440,568     466,664
              Average per day..............       1,193       1,207       1,279
              Average price per Bbl........  $    18.60  $    15.25  $    13.76
           Royalty Trust Interests (b)(c)..     168,415     149,124     100,289

     GAS SALES (Mcf):
           Underlying Properties (b).......   4,385,360   3,512,954   4,178,665
              Average per day..............      11,982       9,625      11,448
              Average price per Mcf........  $     1.51  $     1.30  $     1.69
           Royalty Trust Interests (b).....   3,828,947   2,991,504   3,555,567

(a) Because of the interval between time of production and receipt of royalty income by the Trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September.
(b) Oil and gas sales volumes are allocated to the Royalty Trust Interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the Royalty Trust Interests. Therefore, comparative analysis of oil and gas sales is based on the Underlying Properties.
(c) Fewer oil sales volumes were allocated to the 75% Royalty Trust Interests in 1994 because of higher development costs and lower oil prices. Oil sales volumes allocated to the 75% Royalty Trust Interests were 90,729 Bbls, 77,795 Bbls and 21,716 Bbls in 1996, 1995 and 1994, respectively.


CALCULATION OF ROYALTY INCOME

The following is a summary of the calculation of royalty income received by the
Trust:


                                                         Year Ended December 31
                             -----------------------------------------------------------------------------
                                      1996                       1995                      1994
                             -----------------------   ------------------------   ------------------------
                                90%          75%          90%            75%         90%          75%
                              ROYALTY      ROYALTY      Royalty        Royalty     Royalty       Royalty
                               TRUST        TRUST        Trust          Trust       Trust         Trust
                             INTERESTS    INTERESTS    Interests      Interests   Interests     Interests
                             ----------   ----------   ----------    ----------   -----------   ----------
REVENUES
 Oil sales.................  $1,663,559   $6,460,678   $1,379,926    $5,339,255    $1,353,908   $5,067,569
 Gas sales.................   6,413,846      211,960    4,409,674       153,689     6,930,794      145,506
                             ----------   ----------   ----------    ----------    ----------   ----------

   Total...................   8,077,405    6,672,638    5,789,600     5,492,944     8,284,702    5,213,075
                             ----------   ----------   ----------    ----------    ----------   ----------

COSTS
 Taxes on production and
  property.................     734,521      534,735      619,914       599,120       800,102      574,113
 Production and other
  expenses.................      43,399    2,706,673       62,051     2,619,561       131,282    3,014,257
 Development costs.........           -    1,164,112            -       750,315             -    1,072,054
 Net excess cost recovery
  and interest.............           -            -            -           171             -      131,248
                             ----------   ----------   ----------    ----------    ----------   ----------

   Total...................     777,920    4,405,520      681,965     3,969,167       931,384    4,791,672
                             ----------   ----------   ----------    ----------    ----------   ----------

NET PROCEEDS...............   7,299,485    2,267,118    5,107,635     1,523,777     7,353,318      421,403

Net Profits Percentage.....          90%          75%          90%           75%           90%          75%
                             ----------   ----------   ----------    ----------    ----------   ----------

ROYALTY INCOME.............  $6,569,536   $1,700,339   $4,596,871    $1,142,833    $6,617,986   $  316,052
                             ==========   ==========   ==========    ==========    ==========   ==========

RESULTS OF 4TH QUARTER

During the quarter ended December 31, 1996, the Trust received royalty income totaling $2,928,035 and reported distributable income of $2,897,347, or $.482891 per Unit. Distributions were $.111382, $.141741, and $.229768 per Unit to Unit holders of record on October 31, November 29 and December 31, respectively. Fourth quarter 1995 royalty income was $1,212,104 and distributable income was $1,191,919 or $.198653 per Unit.

Higher fourth quarter 1996 royalty income was primarily because of the receipt of $675,000 related to the settlement of a lawsuit. Additionally, fourth quarter 1995 royalty income was reduced primarily because of lower gas prices and price-curtailed San Juan Basin production. Administration expense and interest income for fourth quarter 1996 were $34,846 and $4,158, respectively, compared with fourth quarter 1995 amounts of $21,926 and $1,740, respectively.

Fourth quarter underlying oil sales volumes declined 2% from 1995 to 1996 as a result of natural decline and timing of cash receipts. Underlying gas sales volumes increased 679,819 Mcf or 84%, primarily because of an additional 609,000 Mcf in fourth quarter 1995 related to a lawsuit settlement (see Item 3 of the accompanying Form 10-K). The remaining increase in gas sales volumes is the result of the timing of cash receipts and the effect of price-curtailed production in fourth quarter 1995.

The average fourth quarter 1996 oil price was $21.28 or 45% above the fourth quarter 1995 average price of $14.65, reflecting the significant rise in oil prices that began in March 1996. The average fourth quarter gas price was $1.64 per Mcf in 1996 as compared to $1.16 in 1995. The low 1995 gas price was the result of gas oversupplies in California, the primary market for San Juan Basin gas, and unseasonably warm weather. Improved fourth quarter 1996 prices are primarily due to improved California market conditions and increased eastward bound pipeline capacity out of the San Juan Basin.

Total costs deducted in the calculation of royalty income increased $212,080 or 19% from fourth quarter 1995 to 1996. Increased costs are primarily related to infill drilling projects that began in December 1995 on some of the underlying working interest properties, partially offset by a decrease in charges related to a 1995 waterflood expansion project.


COMPARATIVE OIL AND GAS SALES

Fourth quarter 1996 and 1995 oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                      Three Months Ended
                                        December 31 (a)
                                  ----------------------------
                                     1996          1995
                                  ------------- --------------
OIL SALES (Bbls):
 Underlying Properties....             108,158   110,087
  Average per day.........               1,176     1,197
  Average price per Bbl...          $    21.28  $  14.65
 Royalty Trust Interests..              48,117    34,733

GAS SALES (Mcf):
 Underlying Properties....           1,487,181   807,362
  Average per day.........              16,165     8,776
  Average price per Mcf...          $     1.64  $   1.16
 Royalty Trust Interests..           1,315,680   689,174

(a) Because of the interval between time of production and receipt of royalty income by the Trust, oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

    CROSS TIMBERS ROYALTY TRUST


    STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

                                                              December 31,
                                                        -------------------------
                                                            1996         1995
                                                        ------------  -----------
    Assets
     Cash and short-term investments..................   $ 1,376,687  $   428,610
     Interest to be received..........................         1,924          640
     Net overriding royalty interests in oil and gas
       properties - net (Notes 1 and 2)...............    41,337,673   45,118,209
                                                         -----------  -----------

                                                         $42,716,284  $45,547,459
                                                         ===========  ===========

    Liabilities and Trust Corpus
     Distribution payable to Unit holders.............   $ 1,378,611  $   429,250
     Trust corpus (6,000,000 Units of beneficial
       interest authorized and outstanding)...........    41,337,673   45,118,209
                                                         -----------  -----------

                                                         $42,716,284  $45,547,459
                                                         ===========  ===========


   STATEMENTS OF DISTRIBUTABLE INCOME

                                                         Year Ended December 31,
                                                   -----------------------------------
                                                      1996        1995        1994
                                                   ----------  ----------  -----------

    Royalty income..................               $8,269,875  $5,739,704   $6,934,038
    Interest income.................                   11,538       8,024        7,281
                                                   ----------  ----------   ----------

     Total income...................                8,281,413   5,747,728    6,941,319
    Administration expense..........                  204,449     169,501      192,443
                                                   ----------  ----------   ----------

     Distributable income...........               $8,076,964  $5,578,227   $6,748,876
                                                   ==========  ==========   ==========

     Distributable income per Unit
      (6,000,000 Units).............                $1.346162   $0.929705   $ 1.124811
                                                   ==========  ==========   ==========


    STATEMENTS OF CHANGES IN TRUST CORPUS

                                                            Year Ended December 31,
                                                   ------------------------------------------
                                                       1996           1995          1994
                                                   -------------  ------------  -------------

    Trust Corpus,
      beginning of year.............                $45,118,209   $48,731,991    $52,085,504
    Amortization of net
      overriding royalty
      interests.....................                 (3,780,536)   (3,613,782)    (3,353,513)
    Distributable income............                  8,076,964     5,578,227      6,748,876
    Distributions declared..........                 (8,076,964)   (5,578,227)    (6,748,876)
                                                    -----------   -----------    -----------

    Trust Corpus,
      end of year...................                $41,337,673   $45,118,209    $48,731,991
                                                    ===========   ===========    ===========


    See Accompanying Notes to Financial Statements.

CROSS TIMBERS ROYALTY TRUST

NOTES TO FINANCIAL STATEMENTS

1.  TRUST ORGANIZATION AND PROVISIONS

     Cross Timbers Royalty Trust ("Trust") was created on February 12, 1991 by predecessors of Cross Timbers Oil Company ("Cross Timbers Oil"), when the following interests ("Royalty Trust Interests") were conveyed under five separate conveyances to the Trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the Trust ("Units"):

     - net overriding royalty interests equivalent to 90% defined net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico ("90% Royalty Trust Interests"), and

     - net overriding royalty interests equivalent to 75% defined net profits interests in certain non-operated working interest properties in Texas and Oklahoma ("75% Royalty Trust Interests").

     The properties from which the Royalty Trust Interests were carved ("Underlying Properties") are currently owned by Cross Timbers Oil. NationsBank of Texas, N.A. is the Trustee of the Trust. The Trust Indenture provides, among other provisions, that:

     - the Trust shall not engage in any business or commercial activity or acquire any asset other than the Royalty Trust Interests;

     - the Trust may not sell or otherwise dispose of all or any part of the Royalty Trust Interests unless approved by at least 80% of the Unit holders, or upon termination of the Trust, and any such sale must be for cash with the proceeds promptly distributed to the Unit holders;

     - the Trustee may establish a cash reserve for payment of any liability which is contingent, uncertain in amount or that is not currently payable;

     - the Trustee is authorized to borrow funds required to pay liabilities of the Trust, provided that such borrowings are repaid in full prior to further distributions to Unit holders;

     - the Trustee will make monthly cash distributions to Unit holders as provided in the Trust Indenture (Note 3); and

     - the Trust will terminate upon the first occurrence of: i) disposition of all Royalty Trust Interests pursuant to terms of the Trust Indenture, ii) when gross revenue of the Trust is less than $1 million per year for two successive years, or iii) a vote of at least 80% of the Trust Unit holders to terminate the Trust in accordance with provisions of the Trust Indenture.

2.  BASIS OF ACCOUNTING

     The financial statements of the Trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

     -    Royalty income is recorded in the month received by the Trustee (Note
          3).

     - Interest income, interest to be received and distribution payable to Unit holders include interest to be earned on royalty income from the monthly record date (last business day of the month) through the date of the next distribution.

     - Trust expenses are recorded based on liabilities paid and cash reserves established by the Trustee.

     - Distributions to Unit holders are recorded when declared by the Trustee (Note 3).

     The most significant differences between the Trust's financial statements and those prepared in accordance with generally accepted accounting principles are i) royalty income is recognized in the month received rather than accrued in the month of production, ii) expenses are recognized when paid rather than when incurred and iii) cash reserves may be established by the Trustee for certain contingencies which would not be recorded under generally accepted accounting principles.

     The initial carrying value of the Royalty Trust Interests of $61,100,449 was Cross Timbers Oil's historical net book value on February 12, 1991, the date of the transfer to the Trust. Amortization of the Royalty Trust Interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization as of December 31, 1996 and 1995 was $19,762,776 and $15,982,240, respectively.

3.  DISTRIBUTIONS TO UNIT HOLDERS

     The Trustee determines the amount to be distributed to Unit holders each month by totaling royalty income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the Trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to Unit holders of record generally within ten business days after the monthly record date, the last business day of the month.

     Royalty income received by the Trustee consists of the amounts received by owners of the Underlying Properties from the sale of production, less applicable costs, multiplied by 90% or 75% for the 90% or 75% Royalty Trust Interests, respectively. For the 90%

Royalty Trust Interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% Royalty Trust Interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

     Cross Timbers Oil, as owner of the Underlying Properties, computes royalty income separately for each of the five conveyances. If costs exceed receipts ("excess costs") for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The Trust is not liable for excess costs; however, future royalty income from the Royalty Trust Interests created by that conveyance will be reduced by such excess costs plus interest.

4.  FEDERAL INCOME TAXES

     Tax counsel has advised the Trust that, under current tax laws, the Trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

     For federal income tax purposes, Unit holders are considered to own the Trust's income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by the Unit holders at the time such income is received or accrued by the Trust, rather than when distributed by the Trust.

     Cross Timbers Oil has advised the Trustee that the Trust receives royalty income from coal seam gas wells. Production from coal seam gas wells drilled after December 31, 1979, and prior to January 1, 1993, qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit, which was approximately $1.03 per MMBtu in 1996, applies to qualified production through the year 2002. Such credit, based on the Unit holder's pro rata share of qualifying production, may not reduce the Unit holder's regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions.

5.  CROSS TIMBERS OIL COMPANY

     In computing royalty income paid to the Trust for the 75% Royalty Trust Interests (Note 3), Cross Timbers Oil deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 1996 is $19,057 per month ($228,684 annually) and is subject to annual adjustment based on an oil and gas industry index.

     Since Cross Timbers Oil does not operate any of the properties from which the Royalty Trust Interests were carved, it generally has little control or influence over the operation of such properties. As of February 28, 1997, Cross Timbers Oil owned 17.9% of the outstanding Trust Units.

6.  LITIGATION

     In November 1996, the Trust and Cross Timbers Oil settled a lawsuit with working interest owners that had suspended revenues from certain wells in the San Juan Basin. The case is being dismissed as agreed in the settlement. As a result of this settlement, Cross Timbers Oil received $750,000 in exchange for reducing its 7.5% overriding royalty interest in these properties to a 1.875% interest. The Trust received $675,000 as its portion of this settlement. Because revenues from these properties have been suspended since 1990, future Trust distributions will not be reduced from historical levels by this settlement. The settlement's estimated impact on the discounted future net cash flows from the Trust's proved reserves was not material.

     For further information regarding legal proceedings of the Trust, see Item 3 of the Trust's annual report on Form 10-K, which is included in this report.

7.  SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

     Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.

8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of royalty income, distributable income and distributable income per Unit by quarter for 1996 and 1995:

                                                   Distributable
                       Royalty     Distributable      Income
                        Income         Income        per Unit
                     ----------    -------------   -------------
1996
----
First Quarter...     $1,557,678     $1,524,518       $0.254087
Second Quarter..      1,910,966      1,859,900        0.309984
Third Quarter...      1,873,196      1,795,199        0.299200
Fourth Quarter..      2,928,035      2,897,347        0.482891
                     ----------     ----------       ---------
                     $8,269,875     $8,076,964       $1.346162
                     ==========     ==========       =========
1995
----
First Quarter...     $1,550,723     $1,508,939       $0.251490
Second Quarter..      1,738,291      1,688,144        0.281357
Third Quarter...      1,238,586      1,189,225        0.198205
Fourth Quarter..      1,212,104      1,191,919        0.198653
                     ----------     ----------       ---------
                     $5,739,704     $5,578,227       $0.929705
                     ==========     ==========       =========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

NATIONSBANK OF TEXAS, N.A., AS TRUSTEE FOR THE CROSS TIMBERS ROYALTY TRUST:

  We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust ("Trust") as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

  In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of December 31, 1996 and 1995 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996, on the modified cash basis of accounting described in Note 2.





ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 13, 1997

--------------------------------------------------------------------------------

CROSS TIMBERS ROYALTY TRUST

500 West Seventh Street, Suite 1300
P.O. Box 1317
Fort Worth, Texas 76101-1317
(817) 390-6592
NationsBank of Texas, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to Unit holders without charge upon request.

AUDITORS
--------

Arthur Andersen LLP
Fort Worth, Texas

LEGAL COUNSEL
-------------

Boswell & Kober, P.C.
Fort Worth, Texas

TAX COUNSEL
-----------

Butler & Binion, L.L.P.
Houston, Texas

TRANSFER AGENT AND REGISTRAR
----------------------------

Chemical Mellon Shareholder Services, L.L.C.
Dallas, Texas


12