Form 10-K405, Exhibit 13
period 1997-12-31
CROSS TIMBERS ROYALTY TRUST
filed 1998-03-30
CIK 881787

                                                                      EXHIBIT 13

THE TRUST
--------------------------------------------------------------------------------

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

Royalty income received by the Trust on the last business day of each month is calculated and paid by Cross Timbers Oil based on net proceeds received from the Underlying Properties in the prior month. Distributions, as calculated by the Trustee, are generally paid to month-end Unit holders of record within ten business days.


UNITS OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low Unit sales prices and total cash distributions per Unit paid by the Trust during each quarter of 1997 and 1996:

                                  Sales Price
                                ---------------           Distributions
                              High           Low            per Unit
                           -----------  -------------       ---------

     1997
----------------
First Quarter................  $15.750        $13.625       $0.511589
Second Quarter...............   16.750         14.250        0.536106
Third Quarter................   17.750         16.000        0.353022
Fourth Quarter...............   18.500         16.000        0.333824
                                                            ---------
                                                            $1.734541
                                                            =========

     1996
----------------
First Quarter................  $11.000        $ 9.625       $0.254087
Second Quarter...............   10.750          9.750        0.309984
Third Quarter................   12.500         10.375        0.299200
Fourth Quarter...............   15.750         11.750        0.482891
                                                            ---------
                                                            $1.346162
                                                            =========


At December 31, 1997, there were 6,000,000 Units outstanding and approximately 193 Unit holders of record; 5,333,365 of these Units were held by 12 depository institutions. As of February 28, 1998, Cross Timbers Oil owned 1,360,000 Units.

SUMMARY
--------------------------------------------------------------------------------


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

 - The 75% Royalty Trust Interests were carved from working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma ("the underlying working interest properties"). Royalty income from these properties is reduced by production and development costs. If costs exceed revenues, the 75% Royalty Trust Interests will not contribute to Trust royalty income, but such excess costs will not reduce royalty income from the 90% Royalty Trust Interests. Such excess costs generally occur during periods of higher development activity and lower oil prices. Excess costs are expected to occur during 1998; for further information, see "Trustee's Discussion and Analysis - Costs."

Unit holders may be eligible to receive the following tax benefits but should consult their tax advisors:

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

      As an example, a Unit holder that acquired Units in January 1997 and held them throughout 1997 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming cost of $15.75 per Unit, cost depletion would offset 80% of taxable Trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 1997 pre-tax yield of Units would be 16.7%. (NOTE- Because the Units are a depleting asset, a portion of this yield is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per Unit for the last three years:

                                        1997               1996              1995
                                 -----------------  -----------------  -----------------
                                 Monthly   Annual   Monthly   Annual   Monthly   Annual
                                 Average    Total   Average    Total   Average    Total
                                 --------  -------  --------  -------  --------  -------
Royalty Income

- 90% Royalty Trust Interests..   $ .121   $1.453    $ .091   $1.095    $ .064   $ .766

- 75% Royalty Trust Interests..     .025     .306      .024     .283      .016     .191

Administration expense
  (net of interest income).....    (.002)   (.024)    (.003)   (.032)    (.002)   (.027)
                                  ------   ------    ------   ------    ------   ------

Total Distribution.............   $ .144   $1.735    $ .112   $1.346    $ .078   $ .930
                                  ======   ======    ======   ======    ======   ======

Nonconventional Fuel
     Source Tax Credit.........        *   $ .212         *   $ .189         *   $ .180
                                           ======             ======             ======

* - Not applicable

TO UNIT HOLDERS
---------------

We are pleased to present the 1997 Annual Report of Cross Timbers Royalty Trust and the Trust's 1997 Form 10-K. Both of these reports contain important information about the Royalty Trust Interests, including information provided to the Trustee by Cross Timbers Oil, and should be read in conjunction with each other.

For the year ended December 31, 1997, Trust royalty income and distributable income reached historical highs since the Trust's inception in February 1991. Royalty income totaled $10,549,668 and, after deducting Trust administration expense, net of interest income, distributable income was $10,407,250 or $1.734541 per Unit. Royalty income and distributions for the year were 28% higher than 1996 comparable amounts primarily because of higher gas sales prices.

Natural gas prices averaged $2.04 per thousand cubic feet ("Mcf") for 1997 sales from the Underlying Properties, or 35% above the 1996 average price of $1.51 per Mcf. San Juan Basin gas prices were significantly higher throughout 1997 because of increased demand in California and expanded markets provided by additional eastward bound pipeline capacity out of the San Juan Basin that was completed in 1996.

Gas sales volumes from the Underlying Properties for the year ended December 31, 1997 increased 1% from 1996, to a total of 4,418,871 Mcf. Gas sales volumes in 1997 and 1996 include volumes attributable to the settlement of two unrelated lawsuits.

During 1997, the Trust received approximately $733,000, or $0.122 per Unit, in royalty income attributable to the settlement of a lawsuit that Cross Timbers Oil had filed to recover revenues suspended from certain San Juan Basin wells. Gas sales volumes from the Underlying Properties related to this settlement were 636,000 Mcf. During 1996, the Trust received $675,000, or $0.113 per Unit, in royalty income related to the settlement of a lawsuit filed by Cross Timbers Oil and the Trust, also to recover revenues suspended from certain San Juan Basin wells. Gas sales volumes attributable to the 1996 lawsuit settlement were 609,000 Mcf. For further information regarding litigation involving the Trust, see Item 3 of the accompanying Form 10-K.

The average Trust oil price increased to $19.20 per barrel ("Bbl"), up 3% from the 1996 average price of $18.60. Oil sales volumes from the Underlying Properties during 1997 were 423,981 Bbls, or 3% below 1996 levels because of natural decline in production.

Oil prices weakened in December 1997 and continued their decline to a decade-low level in March 1998. Because of the two-month interval between the time of oil production and receipt of related royalty income by the Trust, the decline in prices began to affect Trust royalty income in February 1998. For further information on prices, see "Trustee's Discussion and Analysis - Prices."

Because of lower oil prices and an expected increase in development costs, Cross Timbers Oil has advised the Trustee that it anticipates costs to exceed revenues from the Texas 75% Royalty Trust Interests conveyance during 1998. The Texas 75% Royalty Trust Interests contributed approximately $0.18 per Unit to 1997 royalty income, or approximately 10% of total 1997 distributions. For further information, see "Trustee's Discussion and Analysis - Costs."

Coal seam gas sales volumes from the Underlying Properties were 1,478,477 Mcf in 1997, 8% above 1996 coal seam gas volumes. The resulting 1997 coal seam tax credit was $0.212340 per Unit, while the 1996 coal seam tax credit was $0.189374 per Unit. This credit (or a portion thereof, if Units were held less than the full year) is available to be applied against the Unit holder's regular federal income tax liability, subject to certain limitations. Unit holders should consult their tax advisors regarding use of this credit.

As of December 31, 1997, proved reserves of the Royalty Trust Interests were estimated by independent engineers to be 1,696,000 Bbls of oil and 38.2 billion cubic feet ("Bcf") of natural gas. Estimated oil reserves decreased 32% from year-end 1996 to 1997 primarily as a result of the decrease in year-end oil prices from $24.25 to $15.50 per Bbl and the resulting reduced allocation of reserves to the Royalty Trust Interests. Gas reserves decreased 5% from year-end 1996 to 1997 primarily because of production, partially offset by increased estimates for coal seam gas reserves underlying the 90% Royalty Trust Interests. All reserve information prepared by independent engineers has been provided to the Trustee by Cross Timbers Oil.

Estimated future net revenues from proved reserves at December 31, 1997 are $86 million or $14.33 per Unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 1997 is $43.5 million or $7.25 per Unit. Proved reserve estimates and related future net revenues have been determined based on year-end oil and gas prices, as well as other guidelines prescribed by the Financial Accounting Standards Board as further described under Item 2 of the accompanying Form 10-K. The present value of estimated future net revenues is not necessarily representative of the market value of Trust Units.

As discussed in the Tax Instructions provided to Unit holders in February 1998, Trust distributions are considered portfolio income, rather than passive income. Unit holders should consult their tax advisors for further information.

NationsBank of Texas, N.A., Trustee
By:

   Joe B. Grissom
   Vice President

THE UNDERLYING PROPERTIES
-------------------------

The Underlying Properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the Underlying Properties as of December 31, 1997 is approximately 11 years for oil and 12 years for gas. The reserve-to-production index is calculated using total proved reserves and estimated 1998 production for the Underlying Properties. Based on discounted future net revenues at year-end oil and gas prices, the proved reserves of the Underlying Properties are approximately 31% oil and 69% natural gas. Cross Timbers Oil does not operate or control any of the Underlying Properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. The Underlying Properties also include certain non-producing properties in Texas, Oklahoma and New Mexico. Cross Timbers Oil owns a mineral interest in most of these non-producing properties.

90% Royalty Trust Interests

Royalty and overriding royalty properties underlying the 90% Royalty Trust Interests represent 82% of the discounted future net cash flows from the Trust's proved reserves at December 31, 1997. Approximately 84% of the discounted future net cash flows from the 90% Royalty Trust Interests is from gas reserves, totaling 37.9 Bcf. Primarily located in West Texas, oil reserves underlying the 90% Royalty Trust Interests are estimated at December 31, 1997 to be 732,000 Bbls.

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

Most of the Trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the United States' largest natural gas fields. Royalties underlying the San Juan Basin provided approximately 83% of Trust 1997 gas sales volumes and 58% of Trust 1997 royalty income. As of December 31, 1997, the Trust's proved reserves in this region are estimated to be 31.7 Bcf, or 83% of total Trust gas reserves.

Until January 1, 2003, production from coal seam wells drilled after December 31, 1979 and before January 1, 1993 qualifies for the federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. Such credit for 1997 coal seam gas sales from the San Juan Basin was approximately $1.05 per MMBtu or $0.212340 per Unit, while the coal seam credit for 1996 was $1.03 per MMBtu or $0.189374 per Unit. As of December 31, 1997, the Trust's proved coal seam reserves are estimated to be 6.7 Bcf, a 5% increase from estimated coal seam reserves at December 31, 1996. Increased coal seam reserve estimates are the result of lower than anticipated production declines.

Although the drilling eligibility period for the coal seam tax credit expired on January 1, 1993, major operators have continued to develop coal seam reserves. It is not known whether this development activity has affected Trust reserves or production. The most significant recent activity in the San Juan Basin was the completion of additional eastward pipeline capacity during 1996, reducing the dependence on California markets.

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

Proved reserves from the 75% Royalty Trust Interests are almost entirely oil, estimated to be approximately 965,000 Bbls at year-end 1997. Based on year-end oil and gas prices, proved reserves from these interests represent 18% of the discounted future net cash flows of the Trust's proved reserves at December 31, 1997.

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

-------------------------------------------------------------------------------

Total 1997 development costs were $869,051, or 25% below 1996 development costs
of $1,164,112.   Most of the decrease in 1997 development costs was related to the completion of infill drilling projects that began in December 1995. Budgeted development costs were $700,000 and $800,000 for 1997 and 1996, respectively. Unit operators have reported to Cross Timbers Oil that total budgeted costs are approximately $1,200,000 and $930,000, net to Cross Timbers Oil's interests, for each of 1998 and 1999, respectively. Included in these amounts are $900,000 and $600,000 in 1998 and 1999, respectively, related to a carbon dioxide injection project on one of the properties. For information regarding the effect of increased costs on 1998 Trust royalty income, see "Trustee's Discussion and Analysis - Costs."

Estimated Proved Reserves and Future Net Revenues

The following are proved reserves and future net revenues from proved reserves of the Royalty Trust Interests at December 31, 1997, as estimated by independent engineers (in thousands):



                             Estimated Proved Reserves (a)(b)     Estimated Future Net Revenues
                             --------------------------------       from Proved Reserves (a)(c)
                                     Oil             Gas          -----------------------------
                                   (Bbls)           (Mcf)         Undiscounted    Discounted
                              ---------------  --------------     -------------  --------------
90% Royalty Trust Interests
  San Juan Basin
    Conventional............               84          24,942     $      38,134   $      15,823
    Coal seam...............                -           6,750             9,785           6,282
                              ---------------  --------------     -------------  --------------
     Total..................               84          31,692            47,919          22,105
  Other New Mexico..........              143             429             2,853           1,669
  Texas.....................              430           3,900            15,773           8,796
  Oklahoma..................               74           1,865             5,326           3,080
                              ---------------  --------------     -------------  --------------
        Total...............              731          37,886            71,871          35,650
                              ---------------  --------------     -------------  --------------
75% Royalty Trust Interests
  Texas.....................              583             229             8,605           4,475
  Oklahoma..................              382             127             5,523           3,371
                              ---------------  --------------     -------------  --------------
        Total...............              965             356            14,128           7,846
                              ---------------  --------------     -------------  --------------

        TOTAL...............            1,696          38,242     $      85,999  $       43,496
                              ===============  ==============     =============  ==============

(a) Based on year-end oil and gas prices. Total estimated proved oil reserves decreased 32% and discounted estimated future net revenues from proved reserves decreased 43% from year-end 1996 to 1997, primarily because of a 36% and 33% decline in oil and gas prices, respectively, over these periods. For further information regarding Trust proved reserves, see Item 2 of the accompanying Form 10-K.
(b) Since the Trust has defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserves. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Royalty Trust Interests.
(c) Before income taxes (and the tax benefit of the estimated coal seam tax credit) since future net revenues are not subject to taxation at the trust level.

TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Royalty income for 1997 was $10,549,668, as compared with $8,269,875 for 1996 and $5,739,704 for 1995. The 28% increase in royalty income from 1996 to 1997 was primarily because of higher gas prices. The 44% increase in royalty income from 1995 to 1996 was primarily because of higher oil and gas prices and increased gas sales volumes related to a lawsuit settlement. During 1997, 1996 and 1995, 69%, 64% and 62%, respectively, of royalty income was derived from gas sales.

Trust administration expense was $158,669 in 1997 as compared to $204,449 in 1996 and $169,501 for 1995. Interest income was $16,251, $11,538 and $8,024 during 1997, 1996 and 1995, respectively.

Royalty income is recorded when received by the Trust, which is the month following receipt by Cross Timbers Oil, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors: 1) oil and gas sales volumes, 2) oil and gas sales prices and 3) costs deducted in the calculation of royalty income.

Volumes

Primarily because of natural production decline, underlying oil sales volumes decreased 3% from 1996 to 1997, as compared to a 1% decline from 1995 to 1996. The decline from 1995 to 1996 was largely offset by production increases related to infill drilling on some of the underlying working interest properties.

Underlying gas sales volumes for 1997 and 1996 include 636,000 Mcf and 609,000 Mcf, respectively, attributable to lawsuit settlement proceeds received by the Trust (see Item 3 of the accompanying Form 10-K). Primarily because of these lawsuit settlement volumes, underlying gas sales volumes increased 1% from 1996 to 1997, compared with a 25% increase from 1995 to 1996. Increased gas volumes from 1995 to 1996 also include the effect of partially curtailed production in 1995 because of lower prices.

Prices

The 1997 average oil price of $19.20 was 3% higher than the 1996 average price of $18.60, which was 22% higher than the 1995 average price of $15.25. Because of the two-month interval between oil production and receipt by the Trust of related royalty income, the 1997 average price includes the effect of higher oil prices in November and December 1996, and excludes the effect of lower December 1997 prices. Increased global production and reduced consumption caused oil prices to further decline in first quarter 1998, with an average posted West Texas Intermediate price of $14.22 per barrel for January and February. After hitting a decade-low of $11.00, prices in late March began to increase upon news that some of the major oil exporting countries planned to meet regarding curtailment of production.

The 1997 average gas price was $2.04, or 35% above the 1996 average price of $1.51, which was 16% above the 1995 average price of $1.30. Prices remained depressed for the first half of this three-year period, primarily because of gas oversupplies in California, the primary market for San Juan Basin gas. During third quarter 1996, however, San Juan Basin prices rose to two-year highs, reflecting increased demand and reduced supplies in California, as well as the effects of additional eastward bound pipeline capacity from the San Juan Basin. Increased weather-related demand caused prices to further improve in late 1996 and early 1997. Because of the three-month interval between production and the Trust's receipt of royalty income, higher fourth quarter 1996 prices were received in 1997. Gas prices remained relatively higher through 1997 as compared to 1996 and 1995. The average fourth quarter 1997 price, related to first quarter 1998 Trust royalty income, was $2.51. Primarily because of a milder than normal winter, the average first quarter 1998 price (related to Trust royalty income to be received in second quarter 1998) is estimated at $1.87.

Costs

Because properties underlying the 90% Royalty Trust Interests are royalty and overriding royalty interests, the calculation of royalty income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of royalty income from the 75% Royalty Trust Interests includes deductions for production and development costs since the related Underlying Properties are working interests. If monthly costs exceed revenues for any of the five conveyances under which the Royalty Trust Interests were conveyed to the Trust, such excess costs cannot reduce royalty income from other conveyances, but must be recovered, with accrued interest, from future net proceeds of that conveyance.

Total costs deducted in the calculation of royalty income were $5,036,713, $5,183,440 and $4,651,132 during 1997, 1996 and 1995, respectively. The 3%
decrease in costs from 1996 to 1997 was primarily the result of decreased development costs after completion of infill drilling on some of the properties underlying the 75% Royalty Trust Interests. Partially offsetting decreased development costs were increased production taxes resulting from higher oil and gas sales. The 11% increase in costs from 1995 to 1996 was primarily the result of increased development and production costs related to infill drilling that began in December 1995 on certain properties underlying the 75% Royalty Trust Interests, partially offset by decreased charges from a 1995 waterflood project. Production taxes also increased because of higher oil and gas sales.

Budgeted development costs for 1998 and 1999 include $900,000 and $600,000, respectively, related to a carbon dioxide injection project on one of the Texas properties underlying the 75% Royalty Trust Interests. Cross Timbers Oil has advised the Trustee that, unless oil prices significantly increase (see "Prices" above), costs are expected to exceed revenues for the Texas conveyance of the 75% Royalty Trust Interests until this project has been completed. Any such excess costs plus accrued interest must be recovered from future net proceeds of the Texas 75% Royalty Trust Interests before it can again contribute to royalty income. Cross Timbers Oil anticipates such increased costs in the second quarter of 1998. The Texas 75% Royalty Trust Interests contributed approximately $0.18 per Unit to 1997 royalty income, or 10% of total 1997 distributions.

For Trust year 2000 compliance considerations, see Item 7 of the accompanying Form 10-K.

-------------------------------------------------------------------------------

Comparative Oil and Gas Sales

Oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                          Year Ended December 31 (a)
                                      ----------------------------------
                                         1997        1996        1995
                                      ----------  ----------  ----------

     Oil Sales (Bbls):
       Underlying Properties (b)....     423,981     436,800     440,568
          Average per day...........       1,162       1,193       1,207
          Average price per Bbl.....  $    19.20  $    18.60  $    15.25
       Royalty Trust Interests (b)..     177,214     168,415     149,124

     Gas Sales (Mcf):
       Underlying Properties (b)....   4,418,871   4,385,360   3,512,954
          Average per day...........      12,106      11,982       9,625
          Average price per Mcf.....  $     2.04  $     1.51  $     1.30
       Royalty Trust Interests (b)..   3,877,500   3,828,947   2,991,504

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

 ------------------------------------------------------------------------------


Calculation of Royalty Income

The following is a summary of the calculation of royalty income received by the
Trust:


                                                            Year Ended December 31
                                -----------------------------------------------------------------------------
                                           1997                       1996                     1995
                                ------------------------     ---------------------    ----------------------
                                   90%           75%            90%         75%          90%         75%
                                 Royalty       Royalty        Royalty     Royalty      Royalty      Royalty
                                  Trust         Trust          Trust       Trust        Trust        Trust
                                Interests     Interests      Interests   Interests    Interests    Interests
                                -----------   ----------     ----------  ----------   ----------   ---------
Revenues
 Oil sales.................     $ 1,852,999   $6,288,457   $1,663,559   $6,460,678    $1,379,926   $5,339,255
 Gas sales.................       8,798,653      225,874    6,413,846      211,960     4,409,674      153,689
                                -----------   ----------   ----------   ----------    ----------   ----------

  Total....................      10,651,652    6,514,331    8,077,405    6,672,638     5,789,600    5,492,944
                                -----------   ----------   ----------   ----------    ----------   ----------

Costs
 Taxes on production and
  property.................         954,803      555,996      734,521      534,735       619,914      599,120
 Production and other
  expenses.................          12,080    2,644,783       43,399    2,706,673        62,051    2,619,732
 Development costs.........               -      869,051            -    1,164,112             -      750,315
                                -----------   ----------   ----------   ----------    ----------   ----------

  Total....................         966,883    4,069,830      777,920    4,405,520       681,965    3,969,167
                                -----------   ----------   ----------   ----------    ----------   ----------

Net Proceeds...............       9,684,769    2,444,501    7,299,485    2,267,118     5,107,635    1,523,777

Net Profits Percentage.....              90%          75%          90%          75%           90%          75%
                                -----------   ----------   ----------   ----------    ----------   ----------

Royalty Income.............     $ 8,716,292   $1,833,376   $6,569,536   $1,700,339    $4,596,871   $1,142,833
                                ===========   ==========   ==========   ==========    ==========   ==========

RESULTS OF 4TH QUARTER
----------------------

During the quarter ended December 31, 1997, the Trust received royalty income totaling $2,023,646 and reported distributable income of $2,002,943, or $0.333824 per Unit. Distributions were $0.111941, $0.111291 and $0.110592 per
Unit to Unit holders of record on October 31, November 28 and December 31, respectively. Fourth quarter 1996 royalty income was $2,928,035 and distributable income was $2,897,347 or $0.482891 per Unit.

Royalty income decreased from fourth quarter 1996 to 1997 primarily because of lawsuit settlement proceeds of $675,000 received during fourth quarter 1996 (see
Item 3 of the accompanying 10-K). The decrease in fourth quarter royalty income was also attributable to lower oil prices. Administration expense and interest income for fourth quarter 1997 were $23,889 and $3,186, respectively, compared with fourth quarter 1996 amounts of $34,846 and $4,158, respectively.

Fourth quarter underlying oil sales volumes declined 1% from 1996 to 1997 as a result of natural decline. Underlying gas sales volumes decreased 546,281 Mcf or 37%, primarily because of 609,000 Mcf related to the fourth quarter 1996 lawsuit settlement.

The average fourth quarter 1997 oil price was $17.96 or 16% below the fourth quarter 1996 average price of $21.28. The average fourth quarter gas price was $1.85 per Mcf in 1997, or 13% higher than the fourth quarter 1996 average price of $1.64. For further discussion of oil and gas prices, see "Trustee's Discussion and Analysis - Prices."

Total costs deducted in the calculation of royalty income decreased $19,014 or 1% from fourth quarter 1996 to 1997, as decreased production taxes resulting from lower oil and gas sales were largely offset by increased property taxes. Production expenses and development costs remained relatively constant over these periods.

--------------------------------------------------------------------------------

Comparative Oil and Gas Sales

Fourth quarter 1997 and 1996 oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                              Three Months Ended
                                               December 31 (a)
                                             --------------------
                                               1997       1996
                                             --------  ----------
     Oil Sales (Bbls):
         Underlying Properties..............  106,918     108,158
           Average per day..................    1,162       1,176
           Average price per Bbl............   $17.96      $21.28
         Royalty Trust Interests............   38,060      48,117

     Gas Sales (Mcf):
         Underlying Properties..............  940,900   1,487,181
           Average per day..................   10,227      16,165
           Average price per Mcf............    $1.85       $1.64
         Royalty Trust Interests............  817,514   1,315,680

(a) Because of the interval between time of production and receipt of royalty income by the Trust, oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------


STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS


                                                            December 31
                                                      -------------------------
                                                          1997         1996
                                                      ------------  -----------
Assets

   Cash and short-term investments..................   $   662,486  $ 1,376,687

   Interest to be received..........................         1,065        1,924

   Net overriding royalty interests in oil and gas
      properties - net (Notes 1 and 2)..............    38,104,367   41,337,673
                                                       -----------  -----------

                                                       $38,767,918  $42,716,284
                                                       ===========  ===========

Liabilities and Trust Corpus

   Distribution payable to Unit holders.............   $   663,551  $ 1,378,611

   Trust corpus (6,000,000 Units of beneficial
      interest authorized and outstanding)..........    38,104,367   41,337,673
                                                       -----------  -----------

                                                       $38,767,918  $42,716,284
                                                       ===========  ===========

--------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME


                                              Year Ended December 31
                                       -------------------------------------
                                           1997         1996        1995
                                       ------------  ----------  -----------

Royalty income.......................   $10,549,668  $8,269,875   $5,739,704

Interest income......................        16,251      11,538        8,024
                                        -----------  ----------   ----------

      Total income...................    10,565,919   8,281,413    5,747,728

Administration expense...............       158,669     204,449      169,501
                                        -----------  ----------   ----------

      Distributable income...........   $10,407,250  $8,076,964   $5,578,227
                                        ===========  ==========   ==========

      Distributable income per Unit
           (6,000,000 Units).........     $1.734541   $1.346162   $ 0.929705
                                        ===========  ==========   ==========

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                            Year Ended December 31
                                   ------------------------------------------
                                       1997           1996          1995
                                   -------------  ------------  -------------

Trust Corpus, beginning of year..  $ 41,337,673   $45,118,209    $48,731,991

Amortization of net
  overriding royalty interests...    (3,233,306)   (3,780,536)    (3,613,782)

Distributable income.............    10,407,250     8,076,964      5,578,227

Distributions declared...........   (10,407,250)   (8,076,964)    (5,578,227)
                                   ------------   -----------    -----------

Trust Corpus, end of year........  $ 38,104,367   $41,337,673    $45,118,209
                                   ============   ===========    ===========
--------------------------------------------------------------------------------
See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

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

   The initial carrying value of the Royalty Trust Interests of $61,100,449 was Cross Timbers Oil's historical net book value on February 12, 1991, the date of the transfer to the Trust. Amortization of the Royalty Trust Interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization as of December 31, 1997 and 1996 was $22,996,082 and $19,762,776, respectively.


3. Distributions to Unit Holders

   The Trustee determines the amount to be distributed to Unit holders each month by totaling royalty income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the Trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to Unit holders of record generally record generally within ten business days after the monthly record date, the last business day of the month.

   Royalty income received by the Trustee consists of the amounts received by owners of the Underlying Properties from the sale of production, less applicable costs, multiplied by 90% or 75% for the 90% or 75% Royalty Trust Interests. For the 90% Royalty Trust Interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% Royalty Trust Interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

   Cross Timbers Oil, as owner of the Underlying Properties, computes royalty income separately for each of the five conveyances based on revenues received less costs paid in the prior month. If costs exceed receipts ("excess costs") for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The Trust is not liable for excess costs; however, future royalty income from the Royalty Trust Interests created by that conveyance will be reduced by such excess costs plus interest.


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

   Cross Timbers Oil has advised the Trustee that the Trust receives royalty income from coal seam gas wells. Production from coal seam gas wells drilled after December 31, 1979, and prior to January 1, 1993, qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.05 per MMBtu ($0.212340 per Unit), $1.03 per MMBtu ($0.189374 per Unit) and $1.01 per MMBtu ($0.180246 per Unit) in 1997, 1996 and 1995, respectively. Such credit, based on the Unit holder's pro rata share of qualifying production, may not reduce the Unit holder's regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his tentative minimum tax. Any part of the
Section 29 credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions.


5. Cross Timbers Oil Company

   In computing royalty income paid to the Trust for the 75% Royalty Trust Interests (Note 3), Cross Timbers Oil deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 1997 is $19,440 per month, or $233,280 annually (net to the Trust of $14,580 per month or $174,960 annually), and is subject to annual adjustment based on an oil and gas industry index.

   Cross Timbers Oil does not operate or control any of the Underlying Properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. As of February 28, 1998, Cross Timbers Oil owned 22.7% of the outstanding Trust Units.


6. Litigation

   In May 1997, the Trustee announced the settlement of a lawsuit filed in December 1991 by Cross Timbers Oil and its predecessor-in-title seeking to recover revenues suspended by a working interest owner and to obtain a judgment confirming their interests. As part of the settlement, Cross Timbers Oil received suspended revenues attributable to certain San Juan Basin overriding royalty interests underlying the 90% Royalty Trust Interests and distributed to the Trust proceeds of approximately $733,000, net to the Trust's interest. Cross Timbers Oil agreed that on the subject properties, it will reduce its overriding royalty interest by one-half on any newly drilled wells and will reduce its overriding royalty interest in existing wells on the subject properties under certain circumstances.

   In November 1996, the Trust and Cross Timbers Oil settled a lawsuit with working interest owners that had suspended revenues from certain wells in the San Juan Basin. As a result of this settlement, Cross Timbers Oil received $750,000 in exchange for reducing its 7.5% overriding royalty interest in these properties to a 1.875% interest. The Trust received $675,000 as its portion of this settlement. Because revenues from these properties had been suspended since 1990, Trust distributions after this settlement have not been and will not be reduced from prior historical levels. The settlement's estimated impact on the discounted future net cash flows from the Trust's proved reserves was not material.

   For further information regarding legal proceedings of the Trust, see Item 3 of the Trust's annual report on Form 10-K, which is included in this report.


7. Supplemental Oil and Gas Reserve Information (Unaudited)

   Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.


8. Quarterly Financial Data (Unaudited)

   The following is a summary of royalty income, distributable income and distributable income per Unit by quarter for 1997 and 1996:

                                                             Distributable
                                   Royalty    Distributable     Income
                                   Income        Income        per Unit
                                 -----------  -------------   ----------
1997
----------------
First Quarter .................  $ 3,114,590    $ 3,069,535    $0.511589
Second Quarter ................    3,252,445      3,216,639     0.536106
Third Quarter .................    2,158,987      2,118,133     0.353022
Fourth Quarter ................    2,023,646      2,002,943     0.333824
                                 -----------    -----------    ---------
                                 $10,549,668    $10,407,250    $1.734541
                                 ===========    ===========    =========
 1996
----------------
First Quarter .................  $ 1,557,678    $ 1,524,518   $0.254087
Second Quarter ................    1,910,966      1,859,900    0.309984
Third Quarter .................    1,873,196      1,795,199    0.299200
Fourth Quarter ................    2,928,035      2,897,347    0.482891
                                 -----------    -----------   ---------
                                 $ 8,269,875    $ 8,076,964   $1.346162
                                 ===========    ===========   =========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


NationsBank of Texas, N.A., as Trustee for the Cross Timbers Royalty Trust:

   We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust ("Trust") as of December 31, 1997 and 1996, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of December 31, 1997 and 1996 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997, on the modified cash basis of accounting described in Note 2.


ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 18, 1998

CROSS TIMBERS ROYALTY TRUST
---------------------------

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

ChaseMellon Shareholder Services, L.L.C.
Dallas, Texas
www.chasemellon.com