Form 10-K405, Exhibit 13
period 1998-12-31
CROSS TIMBERS ROYALTY TRUST
filed 1999-03-31
CIK 881787

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

The units of beneficial interest ("Units") in the Trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low Unit sales prices and total cash distributions per Unit paid by the Trust during each quarter of 1998 and 1997:

                     Sales Price
                  -----------------  Distributions
                    High      Low      per Unit
                  --------  -------  -------------

     1998
----------------
First Quarter...   $17.250  $13.563     $0.382494
Second Quarter..    17.688   13.500      0.267899
Third Quarter...    14.250   11.063      0.272882
Fourth Quarter..    12.688    7.625      0.231280
                                        ---------
                                        $1.154555
                                        =========

     1997
----------------
First Quarter...   $15.750  $13.625     $0.511589
Second Quarter..    16.750   14.250      0.536106
Third Quarter...    17.750   16.000      0.353022
Fourth Quarter..    18.500   16.000      0.333824
                                        ---------
                                        $1.734541
                                        =========

-------------------------------------------------

At December 31, 1998, there were 6,000,000 Units outstanding and approximately 174 Unit holders of record; 5,651,107 of these Units were held by 12 depository institutions. As of March 1, 1999, Cross Timbers Oil owned 1,360,000 Units.

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

  - The 75% Royalty Trust Interests were carved from working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma ("the underlying working interest properties"). Royalty income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% Royalty Trust Interests for that state will not contribute to Trust royalty income, and such excess costs will not reduce royalty income from the other 75% Royalty Trust Interests or from the 90% Royalty Trust Interests. Because of excess costs, the Texas 75% Royalty Trust Interests did not contribute to Trust royalty income from April 1998 through the end of the year, and the Oklahoma 75% Royalty Trust Interests did not contribute in August and September 1998. Such excess costs generally occur during periods of higher development activity and lower oil prices. For further information, see "Trustee's Discussion and Analysis - Costs."

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

      As an example, a Unit holder that acquired Units in January 1998 and held them throughout 1998 would be entitled to a cost depletion deduction of approximately 8% of his cost. Assuming cost of $14.50 per Unit, cost depletion would offset 100% of taxable Trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 1998 pre-tax return as a percentage of Unit cost would be 13%. (NOTE- Because the Units are a depleting asset, a portion of this return is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per Unit for the last three years:

                                       1998                1997             1996
                                 ----------------   ----------------  ------------------
                                 Monthly   Annual   Monthly   Annual   Monthly   Annual
                                 Average    Total   Average    Total   Average    Total
                                 --------  -------  --------  -------  --------  -------
Royalty Income.................

- 90% Royalty Trust Interests..   $ .094   $1.128    $ .121   $1.453    $ .091   $1.095

- 75% Royalty Trust Interests..     .004     .052      .025     .306      .024     .283

Administration expense.........
  (net of interest income).....    (.002)   (.025)    (.002)   (.024)    (.003)   (.032)
                                  ------   ------    ------   ------    ------   ------

Total Distribution.............   $ .096   $1.155    $ .144   $1.735    $ .112   $1.346
                                  ======   ======    ======   ======    ======   ======

Nonconventional Fuel...........
     Source Tax Credit.........        *   $ .162         *   $ .212         *   $ .189
                                           ======             ======             ======

* - Not applicable

TO UNIT HOLDERS
---------------

We are pleased to present the 1998 Annual Report of Cross Timbers Royalty Trust and the Trust's 1998 Form 10-K. Both of these reports contain important information about the Royalty Trust Interests, including information provided to the Trustee by Cross Timbers Oil, and should be read in conjunction with each other.

For the year ended December 31, 1998, royalty income totaled $7,079,632 and, after deducting Trust administration expense, net of interest income, distributable income was $6,927,338 or $1.154555 per Unit. Royalty income and distributions for the year were 33% lower than 1997 comparable amounts primarily because of lower oil sales prices and lower gas sales volumes related to lawsuit settlement proceeds of $733,000 received in 1997.

Natural gas prices averaged $2.03 per thousand cubic feet ("Mcf") for 1998 sales from the Underlying Properties, relatively unchanged from the 1997 average price of $2.04 per Mcf. Gas sales volumes from the Underlying Properties for the year ended December 31, 1998 totaled 3,502,093 Mcf, a 21% decrease from 1997. Gas sales volumes in 1997 included 636,000 Mcf attributable to a lawsuit settlement.

Oil sales volumes from the Underlying Properties during 1998 were 392,369 Bbls, or 7% below 1997 levels, primarily because of temporary disruption of production related to mechanical complications and initial stages of development projects on some of the properties underlying the 75% Royalty Interests. The average Trust oil price decreased to $13.40 per barrel ("Bbl"), down 30% from the 1997 average price of $19.20. Oil prices weakened in December 1997 and continued their decline to a 20-year low in December 1998. Following news of further agreed production cuts by OPEC and other oil producers, the posted oil price climbed above $14 in March 1999. For further information on oil prices, see "Trustee's Discussion and Analysis - Prices."

Primarily because of lower oil prices, costs exceeded revenues on the 75% Royalty Trust Interests during 1998. As of March 1999, cumulative excess costs and accrued interest of $808,361 ($606,271 net to the Trust) must be recovered from future net proceeds of the Texas 75% Royalty Trust Interests, and cumulative excess costs and accrued interest of $19,301 ($14,476 net to the Trust) must be recovered from net proceeds of the Oklahoma 75% Royalty Trust Interests.

Cross Timbers Oil has advised the Trustee that, with continued improved oil prices, the Oklahoma 75% Royalty Trust Interests should recover excess costs in the second quarter of 1999. Cross Timbers Oil has also advised, however, that until oil prices further improve and a carbon dioxide injection project is completed on one of the underlying properties, it cannot predict when the Texas 75% Royalty Trust Interests will again contribute to Trust royalty income. Because costs exceeded revenues for most of 1998, the Texas 75% Royalty Trust Interests only contributed $0.02 per Unit to 1998 royalty income, or 1% of total 1998 distributions, as compared with $0.18 per Unit, or approximately 10% of distributions in 1997. For further information, see "Trustee's Discussion and Analysis - Costs."

Coal seam gas sales volumes from the Underlying Properties were 1,165,736 Mcf in 1998, 21% below 1997 coal seam gas volumes as a result of volumes included in 1997 related to a lawsuit settlement, timing of cash receipts and natural decline. The resulting 1998 coal seam tax credit was $0.162287 per Unit. This credit (or a portion thereof, if Units were held less than the full year) is available to be applied against the Unit holder's regular federal income tax liability, subject to certain limitations. Unit holders should consult their tax advisors regarding use of this credit.

As of December 31, 1998, proved reserves of the Royalty Trust Interests were estimated by independent engineers to be 924,000 Bbls of oil and 36.5 billion cubic feet ("Bcf") of natural gas. Estimated oil reserves decreased 46% from year-end 1997 to 1998 primarily as a result of the decrease in year-end oil prices from $15.50 to $9.50 per Bbl and the resulting reduced allocation of reserves to the Royalty Trust Interests. Gas reserves decreased 4% from year-end 1997 to 1998 primarily because of production. All reserve information prepared by independent engineers has been provided to the Trustee by Cross Timbers Oil.

Estimated future net revenues from proved reserves at December 31, 1998 are $74.3 million or $12.38 per Unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 1998 is $35.8 million or $5.96 per Unit. Proved reserve estimates and related future net revenues have been determined based on year-end oil and gas prices, as well as other guidelines prescribed by the Financial Accounting Standards Board as
further described under Item 2 of the accompanying Form 10-K.   The present
value of estimated future net revenues is not necessarily representative of the market value of Trust Units.

As discussed in the Tax Instructions provided to Unit holders in February 1999, Trust distributions are considered portfolio income, rather than passive income. Unit holders should consult their tax advisors for further information.

NationsBank, N.A., Trustee

By:
   Joe B. Grissom
   Vice President

THE UNDERLYING PROPERTIES
-------------------------

The Underlying Properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the Underlying Properties as of December 31, 1998 is approximately 8 years for oil and 12 years for gas. The reserve-to-production index is calculated using total proved reserves and estimated 1999 production for the Underlying Properties. Based on discounted future net revenues at year-end oil and gas prices, the proved reserves of the Underlying Properties are approximately 13% oil and 87% natural gas. Cross Timbers Oil does not operate or control any of the Underlying Properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. The Underlying Properties also include certain non-producing properties in Texas, Oklahoma and New Mexico. Cross Timbers Oil owns a mineral interest in most of these non-producing properties.

90% Royalty Trust Interests

Royalty and overriding royalty properties underlying the 90% Royalty Trust Interests represent 97% of the discounted future net cash flows from the Trust's proved reserves at December 31, 1998. Approximately 90% of the discounted future net cash flows from the 90% Royalty Trust Interests is from gas reserves, totaling 36.5 Bcf. Oil reserves underlying the 90% Royalty Trust Interests are primarily located in West Texas and are estimated at December 31, 1998 to be 677,000 Bbls.

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

Most of the Trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the United States' largest natural gas fields. Royalties underlying the San Juan Basin provided approximately 79% of Trust 1998 gas sales volumes and 64% of Trust 1998 royalty income. As of December 31, 1998, the Trust's proved reserves in this region are estimated to be 30.9 Bcf, or 85% of total Trust gas reserves.

Until January 1, 2003, production from coal seam wells drilled after December 31, 1979 and before January 1, 1993 qualifies for the federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 1998 coal seam gas sales from the San Juan Basin was approximately $1.05 per MMBtu or $0.162287 per Unit, while the coal seam credit for 1997 was $1.05 per MMBtu or $0.212340 per Unit. The lower coal seam tax credit per Unit is primarily because of lawsuit settlement volumes included in 1997, the timing of cash receipts and natural decline. As of December 31, 1998, the Trust's proved coal seam reserves are estimated to be 5.9 Bcf, as compared with 6.7 Bcf at December 31, 1997.

75% Royalty Trust Interests

Underlying the 75% Royalty Trust Interests are working interests in seven large properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields that are undergoing secondary or tertiary recovery operations. With its relatively minor working interest, Cross Timbers Oil generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% Royalty Trust Interests are almost entirely oil, estimated to be approximately 247,000 Bbls at year-end 1998. Based on year-end oil and gas prices, proved reserves from these interests represent 3% of the discounted future net cash flows of the Trust's proved reserves at December 31, 1998.

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

Total 1998 development costs were $1,143,141, or 32% above 1997 development costs of $869,051. Budgeted development costs were $1,200,000 for 1998 and $700,000 for 1997. Most of the increase in 1998 development costs was related to a carbon dioxide injection project that began in 1998. First quarter 1999 development costs totaled approximately $360,000; these costs are primarily related to fourth quarter 1998 expenditures. Unit operators have reported to Cross Timbers Oil that total budgeted costs are approximately $161,000 for 1999 and $91,000 for 2000, net to Cross Timbers Oil's interests. Included in these amounts are $113,000 in 1999 and $43,000 in 2000 related to the carbon dioxide injection project.

During 1998, increased development costs and lower oil prices caused costs to exceed revenues by $505,011 from properties underlying the Texas 75% Royalty Trust Interests. For information regarding the effect of excess costs on Trust royalty income, see "Trustee's Discussion and Analysis - Costs."

TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Royalty income for 1998 was $7,079,632, as compared with $10,549,668 for 1997 and $8,269,875 for 1996. The 33% decrease in royalty income from 1997 to 1998 was primarily because of lower oil prices and lower gas volumes related to lawsuit settlement proceeds of $733,000 received in 1997. The 28% increase in royalty income from 1996 to 1997 was primarily because of higher gas prices. During 1998, 1997 and 1996, 80%, 69% and 64%, respectively, of royalty income was derived from gas sales.

Trust administration expense was $163,151 in 1998 as compared to $158,669 in 1997 and $204,449 for 1996. Interest income was $10,857 in 1998, $16,251 in 1997 and $11,538 in 1996.

Royalty income is recorded when received by the Trust, which is the month following receipt by Cross Timbers Oil, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors: 1) oil and gas sales volumes, 2) oil and gas sales prices and 3) costs deducted in the calculation of royalty income.

Volumes

Underlying oil sales volumes decreased 7% from 1997 to 1998, as compared to a 3% decrease from 1996 to 1997. Lower 1998 oil volumes were primarily because of a temporary disruption of production from mechanical complications and initial downtime of development projects on some of the properties underlying the 75% Royalty Trust Interests. Lower 1997 oil sales volumes were primarily attributable to natural decline.

Underlying gas sales volumes decreased 21% from 1997 to 1998, compared with a 1% increase from 1996 to 1997. Underlying gas sales volumes for 1997 and 1996 included 636,000 Mcf and 609,000 Mcf, respectively, attributable to lawsuit settlement proceeds received by the Trust. Excluding the effects of volumes related to lawsuit settlement proceeds, gas sales volumes declined 7% in 1998 primarily because of natural decline and timing of cash receipts.

Prices

The average oil price for 1998 was $13.40, 30% lower than the 1997 average price of $19.20. The 1997 oil price was 3% higher than the 1996 average price of $18.60. Because of the two-month interval between oil production and receipt by the Trust of related royalty income, the 1998 average price includes the effect of oil prices that began to weaken in December 1997 and continued to decline

--------------------------------------------------------------------------------

Estimated Proved Reserves and Future Net Revenues

The following are proved reserves and future net revenues from proved reserves of the Royalty Trust Interests at December 31, 1998, as estimated by independent engineers (in thousands):


                             Estimated Proved Reserves (a)(b)    Estimated Future Net Revenues
                             --------------------------------     from Proved Reserves (a)(c)
                                     Oil        Gas             ------------------------------
                                    (Bbls)     (Mcf)            Undiscounted     Discounted
                                   --------  ---------          -------------  ---------------

90% Royalty Trust Interests
  San Juan Basin
    Conventional.............          84     24,953                 $47,068          $19,772
    Coal seam................           -      5,921                   8,968            5,822
                                      ---     ------                 -------          -------
       Total.................          84     30,874                  56,036           25,594
  Other New Mexico...........         127        329                   1,639              984
  Texas......................         402      3,539                  10,304            5,864
  Oklahoma...................          64      1,711                   3,827            2,142
                                      ---     ------                 -------          -------
          Total..............         677     36,453                  71,806           34,584
                                      ---     ------                 -------          -------

75% Royalty Trust Interests
  Texas......................         204         59                   2,032            1,152
  Oklahoma...................          43          6                     419               40
                                      ---     ------                 -------          -------
          Total..............         247         65                   2,451            1,192
                                      ---     ------                 -------          -------

          TOTAL..............         924     36,518                 $74,257          $35,776
                                      ===     ======                 =======          =======

(a) Based on year-end oil and gas prices. Total estimated proved oil reserves decreased 46% and discounted estimated future net revenues from proved reserves decreased 18% from year-end 1997 to 1998, primarily because of a 39% decline in oil prices over these periods. For further information regarding Trust proved reserves, see Item 2 of the accompanying Form 10-K.
(b) Since the Trust has defined net profits interests, the Trust does not own a specific ownership percentage of the oil and gas reserves. Because Trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the Royalty Trust Interests.
(c) Before income taxes (and the tax benefit of the estimated coal seam tax credit) since future net revenues are not subject to taxation at the trust level.

through 1998. West Texas Intermediate posted crude oil prices dropped to $8.00 per barrel in December 1998, the lowest level since 1978. This decline has been caused by low demand, as well as OPEC's failure to further reduce production quotas at its November 1998 meeting. The average West Texas Intermediate posted price for January and February 1999 was $9.56. In March 1999, the posted price climbed above $14 upon news of further agreed production cuts by OPEC and other oil producers.

The 1998 average gas price was $2.03, relatively unchanged from the 1997 average price of $2.04, which was 35% above the 1996 average price of $1.51. Prices remained depressed for the first six months of this three-year period, primarily because of gas oversupplies in California, the primary market for San Juan Basin gas. During third quarter 1996, however, San Juan Basin prices rose to two-year highs, reflecting increased demand and reduced supplies in California, as well as the effects of additional eastward bound pipeline capacity from the San Juan Basin. Increased weather-related demand caused prices to further improve in late 1996 and early 1997. Because of the three-month interval between production and the Trust's receipt of royalty income, higher fourth quarter 1996 prices were received in 1997. Gas prices remained relatively higher through 1997 and 1998, as demand increased in southwest U.S. markets for gas-powered electricity generation. The average fourth quarter 1998 price, related to first quarter 1999 Trust royalty income, was $1.73 per Mcf. Primarily because of a milder than normal winter, first quarter 1999 prices (related to second quarter 1999 Trust royalty income) have weakened. San Juan Basin prices have recently declined because of an apparent abundance of hydroelectric energy in West Coast markets following a winter with abnormally high precipitation.

Costs

Because properties underlying the 90% Royalty Trust Interests are royalty and overriding royalty interests, the calculation of royalty income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of royalty income from the 75% Royalty Trust Interests includes deductions for production and development costs since the related Underlying Properties are working interests. Royalty income is calculated monthly for each of the five conveyances under which the Royalty Trust Interests were conveyed to the Trust. If monthly costs exceed revenues for any conveyance, such excess costs cannot reduce royalty income from other conveyances, but must be recovered, with accrued interest, from future net proceeds of that conveyance.

Before the reduction for net excess costs (see "Excess Costs" below), total costs deducted in the calculation of royalty income were $4,919,005 in 1998, $5,036,713 in 1997 and $5,183,440 in 1996. The 2% decrease in costs from 1997 to 1998 is primarily the result of lower production taxes associated with lower oil and gas revenues, largely offset by increased development costs associated with a carbon dioxide injection project on one of the properties underlying the Texas 75% Royalty Trust Interests. The 3% decrease in costs from 1996 to 1997 was primarily the result of decreased development costs after completion of infill drilling on some of the properties underlying the 75% Royalty Trust Interests. Partially offsetting decreased development costs were increased production taxes resulting from higher oil and gas sales.

Excess Costs

During 1998, costs exceeded revenues for the Texas 75% Royalty Trust Interests by $505,011 and the Oklahoma 75% Royalty Trust Interests by $10,067. Excess costs were primarily the result of low oil prices and increased development costs related to the 1998 carbon dioxide injection project. Excess costs for the Oklahoma 75% Royalty Trust Interests and interest of $117 were fully recovered during 1998. Excess costs from one conveyance cannot reduce royalty income computed under another conveyance; therefore, year-end cumulative excess costs of $505,011 ($378,758 net to the Trust) plus accrued interest of $14,806 must be recovered from the properties underlying the Texas 75% Royalty Trust Interests before they can again contribute to Trust royalty income. As of March 1999, cumulative excess costs and accrued interest of the Texas 75% Royalty Trust Interests totaled $808,361 ($606,271 net to the Trust).

Budgeted development costs for 1999 include $113,000 related to the carbon dioxide injection project. Cross Timbers Oil has advised the Trustee that, unless oil prices further improve (see "Prices" above), costs are expected to exceed revenues for the Texas 75% Royalty Trust Interests until this project has been completed. Any such excess costs plus accrued interest must be recovered from future net proceeds of the Texas 75% Royalty Trust Interests before it can again contribute to royalty income. The Texas 75% Royalty Trust Interests contributed only $0.02 per Unit to 1998 royalty income as compared to approximately $0.18 per Unit to 1997 royalty income, or 10% of total 1997 distributions.

As a result of lower oil prices received in first quarter 1999, costs exceeded revenues from the Oklahoma 75% Royalty Trust Interests, resulting in cumulative excess costs of $19,301 as of March 1999. Cross Timbers Oil has advised the Trustee that, with continued improved oil prices, the Oklahoma 75% Royalty Trust Interests should recover excess costs in second quarter 1999.

For Trust year 2000 compliance considerations, see Item 7 of the accompanying Form 10-K.

--------------------------------------------------------------------------------

Comparative Oil and Gas Sales

Oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                        Year Ended December 31 (a)
                                    ----------------------------------
                                       1998        1997        1996
                                    ----------  ----------  ----------

  Oil Sales (Bbls):
     Underlying Properties (b)....     392,369     423,981     436,800
        Average per day...........       1,075       1,162       1,193
        Average price per Bbl.....  $    13.40  $    19.20  $    18.60
     Royalty Trust Interests (b)..     104,774     177,214     168,415

  Gas Sales (Mcf):
     Underlying Properties (b)....   3,502,093   4,418,871   4,385,360
        Average per day...........       9,595      12,106      11,982
        Average price per Mcf.....  $     2.03  $     2.04  $     1.51
     Royalty Trust Interests (b)..   3,018,666   3,877,500   3,828,947

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

--------------------------------------------------------------------------------

Calculation of Royalty Income

The following is a summary of the calculation of royalty income received by the
Trust:


                                                        Year Ended December 31
                             -----------------------------------------------------------------------------
                                     1998                        1997                      1996
                             -----------------------   ------------------------  -------------------------
                                90%           75%        90%           75%          90%            75%
                              Royalty       Royalty     Royalty       Royalty     Royalty        Royalty
                               Trust         Trust       Trust        Trust        Trust          Trust
                             Interests     Interests   Interests     Interests    Interests     Interests
                             ----------   ----------   ----------    -----------  ----------    ---------
Revenues
 Oil sales.................  $1,412,415   $3,844,211   $ 1,852,999   $6,288,457   $1,663,559    $6,460,678
 Gas sales.................   6,954,471      138,960     8,798,653      225,874    6,413,846       211,960
                             ----------   ----------   -----------   ----------   ----------    ----------

  Total....................   8,366,886    3,983,171    10,651,652    6,514,331    8,077,405     6,672,638
                             ----------   ----------   -----------   ----------   ----------    ----------

Costs
 Taxes on production and
  property.................     846,489      346,375       954,803      555,996      734,521       534,735
 Production and other expenses    2,579    2,580,421        12,080    2,644,783       43,399     2,706,673
 Development costs.........           -    1,143,141             -      869,051            -     1,164,112
 Net excess costs..........           -     (504,894)            -            -            -             -
                             ----------   ----------   -----------   ----------   ----------    ----------

  Total....................     849,068    3,565,043       966,883    4,069,830      777,920     4,405,520
                             ----------   ----------   -----------   ----------   ----------    ----------

Net Proceeds...............   7,517,818      418,128     9,684,769    2,444,501    7,299,485     2,267,118

Net Profits Percentage.....          90%          75%           90%          75%          90%           75%
                             ----------   ----------   -----------   ----------   ----------    ----------

Royalty Income.............  $6,766,036   $  313,596   $ 8,716,292   $1,833,376    $6,569,536   $1,700,339
                             ==========   ==========   ===========   ==========   ===========   ==========

TOTAL ROYALTY INCOME.......          $7,079,632                 $ 10,549,668            $8,269,875
                                     ==========                 ============            ==========

----------------------------------------------------------------------------------------------------------


RESULTS OF 4TH QUARTER
----------------------

During the quarter ended December 31, 1998, the Trust received royalty income totaling $1,417,404, compared with fourth quarter 1997 royalty income of $2,023,646. Royalty income decreased from fourth quarter 1997 to 1998 primarily because of decreased gas sales volumes and lower oil prices.

Fourth quarter 1998 distributable income was $1,387,682, or $0.231280 per Unit. Distributions were $0.062374, $0.080649 and $0.088257 per Unit to Unit holders of record on October 30, November 30 and December 31, respectively. Distributable income for fourth quarter 1997 was $2,002,943 or $0.333824 per Unit. Administration expense and interest income for fourth quarter 1998 were $31,671 and $1,949, respectively, compared with fourth quarter 1997 amounts of $23,889 and $3,186, respectively.

Fourth quarter underlying oil sales volumes declined 12% from 1997 to 1998 primarily as a result of one of the Oklahoma underlying working interest properties being shut-in due to mechanical failures. Natural decline was less than 1%. Underlying gas sales volumes decreased 18% primarily because of timing of cash receipts and natural decline. The natural decline rate was approximately 8%.

The average fourth quarter 1998 oil price was $12.59, or 30% below the fourth quarter 1997 average price of $17.96. The average fourth quarter gas price was $1.81 per Mcf in 1998, or 2% lower than the fourth quarter 1997 average price of $1.85. For further information about oil and gas prices, see "Trustee's Discussion and Analysis - Prices."

Before the reduction for excess costs, costs deducted in the calculation of fourth quarter 1998 royalty income decreased $173,300 or 13% from fourth quarter 1997 to 1998. This was primarily the result of a 38% or $136,594 decrease in production and property tax and a 16% or $113,165 decrease in production expense related to the timing of maintenance projects and billings by operators. This was partially offset by a 28% or $76,459 increase in development costs related to the carbon dioxide injection project on one of the properties underlying the Texas 75% Royalty Trust Interests.

In calculating Trust royalty income for fourth quarter 1998, costs exceeded revenues for the Texas 75% Royalty Interests by $150,735, or $113,051 net to the Trust. Such excess costs are the result of lower oil prices and increased development costs related to the 1998 carbon dioxide injection project. See "Trustee's Discussion and Analysis - Costs."

--------------------------------------------------------------------------------

Comparative Oil and Gas Sales

Fourth quarter 1998 and 1997 oil and gas sales attributable to the Underlying Properties and the Royalty Trust Interests are as follows:

                                   Three Months Ended
                                      December 31 (a)
                                ----------------------------
                                     1998           1997
                                -------------  -------------
Oil Sales (Bbls):
 Underlying Properties (b)....       94,599       106,918
  Average per day.............        1,028         1,162
  Average price per Bbl.......     $  12.59      $  17.96
 Royalty Trust Interests (b)..       23,177        38,060

Gas Sales (Mcf):
 Underlying Properties (b)....      774,699       940,900
  Average per day.............        8,421        10,227
  Average price per Mcf.......     $   1.81      $   1.85
 Royalty Trust Interests (b)..      663,450       817,514

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

-------------------------------------------------------------------------------

Cross Timbers Royalty Trust
---------------------------


STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

                                                          December 31
                                                    ------------------------
                                                       1998         1997
                                                    -----------  -----------
Assets............................................

 Cash and short-term investments..................  $   528,758  $   662,486

 Interest to be received..........................          781        1,065

 Net overriding royalty interests in oil and gas..
  properties - net (Notes 1 and 2)................   36,024,941   38,104,367
                                                   ------------  -----------

                                                   $ 36,554,480  $38,767,918
                                                   ============  ===========

Liabilities and Trust Corpus......................

 Distribution payable to Unit holders.............  $   529,539  $   663,551

 Trust corpus (6,000,000 Units of beneficial......
  interest authorized and outstanding)............   36,024,941   38,104,367
                                                    -----------  -----------

                                                   $ 36,554,480  $38,767,918
                                                   ============  ===========

-------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME

                                        Year Ended December 31
                                 -------------------------------------
                                    1998         1997         1996
                                 -----------  -----------  -----------

Royalty income.................   $7,079,632  $10,549,668   $8,269,875

Interest income................       10,857       16,251       11,538
                                  ----------  -----------   ----------

 Total income..................    7,090,489   10,565,919    8,281,413

 Administration expense........      163,151      158,669      204,449
                                  ----------  -----------   ----------

 Distributable income..........   $6,927,338  $10,407,250   $8,076,964
                                  ==========  ===========   ==========

 Distributable income per Unit
  (6,000,000 Units)............    $1.154555    $1.734541   $ 1.346162
                                  ==========  ===========   ==========

-------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                    Year Ended December 31
                          -------------------------------------------
                              1998           1997           1996
                          -------------  -------------  -------------

Trust Corpus,
  beginning of year.....   $38,104,367   $ 41,337,673    $45,118,209

Amortization of net
  overriding royalty
  interests.............    (2,079,426)    (3,233,306)    (3,780,536)

Distributable income....     6,927,338     10,407,250      8,076,964

Distributions declared..    (6,927,338)   (10,407,250)    (8,076,964)
                           -----------   ------------    -----------
Trust Corpus,
  end of year...........   $36,024,941   $ 38,104,367    $41,337,673
                           ===========   ============    ===========


-------------------------------------------------------------------------------

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust
-------------------------------------------------------------------------------

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

    The properties from which the Royalty Trust Interests were carved ("Underlying Properties") are currently owned by Cross Timbers Oil. NationsBank, N.A. is the Trustee of the Trust. The Trust Indenture provides, among other provisions, that:

    - the Trust shall not engage in any business or commercial activity or acquire any asset other than the Royalty Trust Interests;
    - the Trust may not sell or otherwise dispose of all or any part of the Royalty Trust Interests unless approved by at least 80% of the Unit holders, or upon termination of the Trust, and any such sale must be for cash with the proceeds promptly distributed to the Unit holders;
    - the Trustee may establish a cash reserve for payment of any liability which is contingent, uncertain in amount or that is not currently payable;
    - the Trustee is authorized to borrow funds required to pay liabilities of the Trust, provided that such borrowings are repaid in full prior to further distributions to Unit holders;
    - the Trustee will make monthly cash distributions to Unit holders as provided in the Trust Indenture (Note 3); and
    - the Trust will terminate upon the first occurrence of: a) disposition of all Royalty Trust Interests pursuant to terms of the Trust Indenture, b) when gross revenue of the Trust is less than $1 million per year for two successive years, or c) a vote of at least 80% of the Trust Unit holders to terminate the Trust in accordance with provisions of the Trust Indenture.


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

   The most significant differences between the Trust's financial statements and those prepared in accordance with generally accepted accounting principles are:

    - Royalty income is recognized in the month received rather than accrued in the month of production.
    -  Expenses are recognized when paid rather than when incurred.
    - Cash reserves may be established by the Trustee for certain contingencies which would not be recorded under generally accepted accounting principles.

    The initial carrying value of the Royalty Trust Interests of $61,100,449 was Cross Timbers Oil's historical net book value on February 12, 1991, the date of the transfer to the Trust. Amortization of the Royalty Trust Interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization as of December 31, 1998 and 1997 was $25,075,508 and $22,996,082, respectively.


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

    Cross Timbers Oil, as owner of the Underlying Properties, computes royalty income separately for each of the five conveyances based on revenues received less costs paid in the prior month. If costs exceed receipts ("excess costs") for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The Trust is not liable for excess costs; however, future royalty income from the Royalty Trust Interests created by that conveyance will be reduced by such excess costs plus interest. As of December 31, 1998, excess costs under the Texas 75% Royalty Trust Interests totaled $505,011 ($378,758 net to the Trust) and related accrued interest was $14,806. As of March 1999, excess costs and accrued interest under the Texas 75% Royalty Trust Interests totaled $808,361 ($606,271 net to the Trust), and excess costs and accrued interest under the Oklahoma 75% Royalty Trust Interests totaled $19,301 ($14,476 net to the Trust).

4.  Federal Income Taxes

   Tax counsel has advised the Trust that, under current tax laws, the Trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

   For federal income tax purposes, Unit holders are considered to own the Trust's income and principal as though no trust were in existence. The income of the Trust is deemed to be received or accrued by the Unit holders at the time such income is received or accrued by the Trust, rather than when distributed by the Trust.

   Cross Timbers Oil has advised the Trustee that the Trust receives royalty income from coal seam gas wells. Production from coal seam gas wells drilled after December 31, 1979, and prior to January 1, 1993, qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.05 per MMBtu ($0.162287 per Unit) in 1998, $1.05 per MMBtu ($0.212340 per Unit) in 1997 and
$1.03 per MMBtu ($0.189374 per Unit) in 1996. Such credit, based on the Unit holder's pro rata share of qualifying production, may not reduce the Unit holder's regular tax liability (after the foreign tax credit and certain other non-refundable credits) below his tentative minimum tax. Any part of the
Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the Unit holder's regular tax liability, subject to the tentative minimum tax limitation.


5.  Cross Timbers Oil Company

    In computing royalty income paid to the Trust for the 75% Royalty Trust Interests (Note 3), Cross Timbers Oil deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 1998 is $21,440 per month, or $257,280 annually (net to the Trust of $16,080 per month or $192,960 annually), and is subject to annual adjustment based on an oil and gas industry index.

    Cross Timbers Oil does not operate or control any of the Underlying Properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. As of March 1, 1999, Cross Timbers Oil owned 22.7% of the outstanding Trust Units.


6.  Supplemental Oil and Gas Reserve Information (Unaudited)

    Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.


7.  Quarterly Financial Data (Unaudited)

    The following is a summary of royalty income, distributable income and distributable income per Unit by quarter for 1998 and 1997:

                                              Distributable
                    Royalty    Distributable     Income
                    Income        Income        per Unit
                  -----------  -------------  -------------
1998
----
First Quarter...  $ 2,335,418    $ 2,294,969      $0.382494
Second Quarter..    1,654,355      1,607,399       0.267899
Third Quarter...    1,672,455      1,637,288       0.272882
Fourth Quarter..    1,417,404      1,387,682       0.231280
                  -----------    -----------      ---------
                  $ 7,079,632    $ 6,927,338      $1.154555
                  ===========    ===========      =========
1997
----
First Quarter...  $ 3,114,590    $ 3,069,535      $0.511589
Second Quarter..    3,252,445      3,216,639       0.536106
Third Quarter...    2,158,987      2,118,133       0.353022
Fourth Quarter..    2,023,646      2,002,943       0.333824
                  -----------    -----------      ---------
                  $10,549,668    $10,407,250      $1.734541
                  ===========    ===========      =========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

NationsBank, N.A., as Trustee for the Cross Timbers Royalty Trust:

  We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust ("Trust") as of December 31, 1998 and 1997, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of December 31, 1998 and 1997 and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1998, on the modified cash basis of accounting described in Note 2.


ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 16, 1999