Form 10-K405, Exhibit 13
period 1999-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2000-03-30
CIK 881787

CROSS TIMBERS ROYALTY TRUST
--------------------------------------------------------------------------------

GLOSSARY OF TERMS
-----------------

The following are definitions of significant terms used in this Annual Report:

Bbl                      Barrel (of oil)

Bcf                      Billion cubic feet (of natural gas)

Mcf                      Thousand cubic feet (of natural gas)

MMBtu One million British Thermal Units, a common energy measurement

net profits interest     An interest in an oil and gas property measured by net
                         profits from the sale of production, rather than a specific portion of production

net proceeds             Gross proceeds received by Cross Timbers Oil Company
                         from sale of production from the underlying properties, less applicable costs

royalty income           Net proceeds, multiplied by the net profits percentage
                         of 75% or 90%, that is paid to the trust

royalty interest         A nonoperating interest in an oil and gas property that
(and overriding          provides the owner a specified share of production
royalty interest)        without any production or development costs

royalty trust interests  Defined net profits interests that were carved from the underlying properties and entitle the trust to receive for each of the following:

                         90% royalty trust interests - 90% of the net proceeds from the underlying properties, which are royalty and overriding royalty interests in Texas, Oklahoma and New Mexico

                         75% royalty trust interests - 75% of the net proceeds from the underlying properties, which are working interests in Texas and Oklahoma

underlying properties    Cross Timbers Oil's interest in certain oil and gas
                         properties from which the royalty trust interests were carved. The underlying properties include royalty and overriding royalty interests in producing and non-producing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest         An operating interest in an oil and gas property that
                         provides the owner a specified share of production that is subject to all production and development costs

Forward Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding anticipated recovery of excess costs, estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward looking statements. Although Cross Timbers Oil believes that the expectations reflected in such forward looking statements are reasonable, neither Cross Timbers Oil nor the trustee can give any assurance that such expectations will prove to be correct.

THE TRUST
--------------------------------------------------------------------------------

Cross Timbers Royalty Trust was created on February 12, 1991 by conveyance of 90% net overriding royalty interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net overriding royalty interests in certain working interest properties in Texas and Oklahoma. These royalty trust interests were conveyed to the trust by predecessors of Cross Timbers Oil Company, which currently owns the underlying properties. The royalty trust interests are the only assets of the trust, other than cash held for payment of liabilities and for distribution to unitholders.

Royalty income received by the trust on the last business day of each month is calculated and paid by Cross Timbers Oil based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.


UNITS OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 1999 and 1998:

                                     Sales Price            Distributions
                              -------------------------
                                  High          Low            per Unit
                              ------------  -----------     -------------
     1999
--------------------------
First Quarter...............  $  10.125     $  8.438        $   0.240065
Second Quarter..............     10.750        9.000            0.195230
Third Quarter...............     13.875       10.125            0.276342
Fourth Quarter..............     12.750        9.250            0.379998
                                                            ------------
                                                            $   1.091635
                                                            ============
     1998
--------------------------
First Quarter...............  $  17.250     $ 13.563        $   0.382494
Second Quarter..............     17.688       13.500            0.267899
Third Quarter...............     14.250       11.063            0.272882
Fourth Quarter..............     12.688        7.625            0.231280
                                                            ------------
                                                            $   1.154555
                                                            ============

At December 31, 1999, there were 6,000,000 units outstanding and approximately 162 unitholders of record; 5,510,189 of these units were held by a depository institution. As of March 1, 2000, Cross Timbers Oil owned 1,360,000 units.

SUMMARY
--------------------------------------------------------------------------------

The trust was created to collect and distribute monthly royalty income to unitholders. Trust royalty income is received from two major components, the 90% royalty trust interests and the 75% royalty trust interests.

     - The 90% royalty trust interests were carved from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most royalty income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% royalty trust interests are not subject to production or development costs, royalty income from these interests generally only varies because of changes in sales volumes or prices.

     - The 75% royalty trust interests were carved from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Royalty income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% royalty trust interests for that state will not contribute to trust royalty income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce royalty income from the other 75% royalty trust interests or from the 90% royalty trust interests. Because of excess costs, the Texas 75% royalty trust interests did not contribute to trust royalty income in 1999, and the Oklahoma 75% royalty trust interests did not contribute to trust royalty income from February through June 1999 and for September 1999. Such excess costs generally occur during periods of higher development activity and lower oil prices. For further information, see "Trustee's Discussion and Analysis - Costs."

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

     - The Nonconventional Fuel Source Tax Credit is related to coal seam gas production through the year 2002 from wells drilled after December 31, 1979 and prior to January 1, 1993 underlying the 90% royalty trust interests. Unitholders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the unitholder's regular income tax liability.

     - Cost Depletion is generally available to unitholders as a deduction from royalty income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion.

               As an example, a unitholder that acquired units in January 1999 and held them throughout 1999 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming a cost of $9.00 per unit, cost depletion would offset 73% of 1999 taxable trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 1999 taxable equivalent return as a percentage of unit cost would be 18%. (NOTE-Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per unit for the last three years:

                                                      1999                         1998                          1997
                                           ------------------------      ------------------------     ------------------------
                                             Monthly       Annual          Monthly       Annual         Monthly       Annual
                                             Average       Total           Average       Total          Average       Total
                                           ----------    ----------      ----------    ----------     ----------    ----------
Royalty Income.................

- 90% royalty trust interests..            $     .088    $    1.055      $     .094    $    1.128     $     .121    $    1.453

- 75% royalty trust interests..                  .005          .060            .004          .052           .025          .306

Administration expense.........
  (net of interest income).....                 (.002)        (.023)          (.002)        (.025)         (.002)        (.024)
                                           ----------    ----------      ----------    ----------     ----------    ----------

Total Distribution.............            $     .091    $    1.092      $     .096    $    1.155     $     .144    $    1.735
                                           ==========    ==========      ==========    ==========     ==========    ==========

Nonconventional Fuel...........
     Source Tax Credit.........                     *    $     .158               *    $     .162              *    $     .212
                                                         ==========                    ==========                   ==========

* - Not applicable

TO UNITHOLDERS
--------------

We are pleased to present the 1999 Annual Report of Cross Timbers Royalty Trust and the trust's 1999 Form 10-K. Both of these reports contain important information about the royalty trust interests, including information provided to the trustee by Cross Timbers Oil, and should be read in conjunction with each other.

For the year ended December 31, 1999, royalty income totaled $6,691,336 and, after deducting trust administration expense, net of interest income, distributable income was $6,549,803 or $1.091635 per unit. Royalty income and distributions for the year were 5% lower than 1998 comparable amounts primarily because of recovery of prior year excess costs.

Natural gas prices for 1999 averaged $1.99 per Mcf for sales from the underlying properties, a 2% decrease from the 1998 average price of $2.03 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 1999 totaled 3,643,023 Mcf, a 4% increase from 1998 production of 3,502,093 Mcf. Increased gas revenue was more than offset by increased purchaser deductions for gathering and compression charges which were netted in the gas sales price prior to 1999.

Oil sales volumes from the underlying properties during 1999 were 348,609 Bbls, or 11% below 1998 levels, primarily because of temporary disruption of production related to mechanical complications on one of the underlying working interest properties. The average oil price increased to $14.88 per Bbl, up 11% from the 1998 average price of $13.40.

During 1998 and early 1999, costs exceeded revenues from the Texas 75% royalty trust interests because of low oil prices and costs associated with a carbon dioxide injection project. With increased oil prices and completion of this development project, the properties underlying the Texas 75% royalty trust interests recovered $527,387 ($395,540 net to the trust) of excess costs during the last half of 1999. As of March 2000, cumulative excess costs and accrued interest of approximately $146,000 ($109,500 net to the trust) must be recovered from future net proceeds of the Texas 75% royalty trust interests before these interests can again contribute to trust royalty income.

Cross Timbers Oil has advised the trustee that, with continued higher oil prices and lower development costs, the Texas 75% royalty trust interests should recover remaining excess costs by third quarter 2000. The Texas 75% royalty trust interests did not contribute to 1999 royalty income, as compared to a contribution of $0.02 per unit to 1998 royalty income, or 1% of total 1998 distributions, and $0.18 per unit, or approximately 10% of distributions in 1997.

Coal seam gas sales volumes from the underlying properties were 1,173,950 Mcf in 1999, or approximately 1% higher than 1998 coal seam gas production of 1,165,736 Mcf. The resulting 1999 coal seam tax credit was $0.157564 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against the unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 1999, proved reserves of the royalty trust interests were estimated by independent engineers to be 2,198,000 Bbls of oil and 35.5 Bcf of natural gas. Estimated oil reserves increased 138% from year-end 1998 to 1999 primarily because of the increase in year-end oil prices from $9.50 to $22.75 per Bbl and the resulting increased allocation of reserves to the royalty trust interests. Gas reserves decreased 3% from year-end 1998 to 1999 primarily because of production. All reserve information prepared by independent engineers has been provided to the trustee by Cross Timbers Oil.

Estimated future net revenues from proved reserves of the royalty trust interests at December 31, 1999 are $124.3 million, or $20.72 per unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 1999 is $60.6 million, or $10.10 per unit. Proved reserve estimates and related future net revenues have been determined based on year-end oil and gas prices, as well as other guidelines prescribed by the Financial Accounting Standards Board as further described under Item 2 of the accompanying Form 10-K. The present value of estimated future net revenues is not necessarily representative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2000, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By:  Bank of America, N.A., Trustee

By:  Ron E. Hooper
     Vice President

THE UNDERLYING PROPERTIES
-------------------------

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 1999 is approximately 12 years for oil and gas. The reserve-to-production index is calculated using total proved reserves and estimated 2000 production for the underlying properties. Based on discounted future net revenues at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 40% oil and 60% natural gas. Cross Timbers Oil does not operate or control any of the underlying properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. The underlying properties also include certain non-producing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests.

90% Royalty Trust Interests

Royalty and overriding royalty properties underlying the 90% royalty trust interests represent 72% of the discounted future net cash flows from the trust's proved reserves at December 31, 1999. Approximately 83% of the discounted future net cash flows from the 90% royalty trust interests is from gas reserves, totaling 34.9 Bcf. Oil reserves underlying the 90% royalty trust interests are primarily located in West Texas and are estimated at December 31, 1999 to be 719,000 Bbls.

Because the properties underlying the 90% royalty trust interests are royalty interests and overriding royalty interests, royalty income from these properties is not reduced by production and development costs. Additionally, royalty income from these interests cannot be reduced by any excess costs of the 75% royalty trust interests. The trust, therefore, should generally receive monthly royalty income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the United States' largest natural gas fields. Royalties underlying the San Juan Basin provided approximately 80% of trust 1999 gas sales volumes and 64% of trust 1999 royalty income. As of December 31, 1999, the trust's proved reserves in this region are estimated to be 29.3 Bcf, or 82% of total trust gas reserves.

Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualify for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 1999 coal seam gas sales from the San Juan Basin was approximately $1.02 per MMBtu or $0.157564 per unit, while the coal seam credit for 1998 was $1.05 per MMBtu or $0.162287 per unit. As of December 31, 1999, the trust's proved coal seam gas reserves are estimated to be 5.4 Bcf, as compared with 5.9 Bcf at December 31, 1998.

75% Royalty Trust Interests

Underlying the 75% royalty trust interests are working interests in seven large properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. With its relatively minor working interest, Cross Timbers Oil generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% royalty trust interests are almost entirely oil, estimated to be approximately 1,479,000 Bbls at year-end 1999. Based on year-end oil and gas prices, proved reserves from these interests represent 28% of the discounted future net cash flows of the trust's proved reserves at December 31, 1999.

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

Total 1999 development costs were $736,060, or 36% below 1998 development costs of $1,143,141. Most of the decrease in 1999 development costs was related to completion of the carbon dioxide injection project that began in 1998 on one of the Texas underlying properties. First quarter 2000 development costs totaled approximately $214,000; these costs are primarily related to fourth quarter 1999 expenditures.

As reported to Cross Timbers Oil by unit operators in February of each year, budgeted development costs were $161,000 for 1999 and $1,200,000 for 1998. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust royalty income several months after they are incurred by the operator. Unit operators have reported to Cross Timbers Oil that total budgeted costs are approximately $356,000 for 2000 and $298,000 for 2001, net to Cross Timbers Oil's interests.

Higher development costs and lower oil prices during 1998 and early 1999 caused costs to exceed revenues from the properties underlying the Texas 75% royalty trust interests. During 1999, $527,386 ($395,540 net to the trust) of such excess costs were recovered. For information regarding the effect of excess costs on trust royalty income, see "Trustee's Discussion and Analysis - Costs."

--------------------------------------------------------------------------------

Estimated Proved Reserves and Future Net Revenues

The following are proved reserves of the underlying properties and proved reserves and future net revenues from proved reserves of the royalty trust interests at December 31, 1999, as estimated by independent engineers (in thousands):

                                    Underlying Properties                            Royalty Trust Interests
                                 ---------------------------   ------------------------------------------------------------------
                                     Proved Reserves (a)              Proved Reserves (a) (b)          Future Net Revenues
                                 ---------------------------   -------------------------------
                                      Oil           Gas                Oil           Gas            from Proved Reserves (a)(c)
                                                                                                  -------------------------------
                                    (Bbls)         (Mcf)             (Bbls)         (Mcf)          Undiscounted      Discounted
                                 ------------   ------------   --------------    -------------    --------------   ---------------
90% Royalty Trust Interests
San Juan Basin
  Conventional...............              82         26,531               74           23,878    $       55,075   $        23,281
  Coal Seam..................               -          5,992                -            5,393             8,681             5,642
                                 ------------   ------------   --------------    -------------    --------------   ---------------
     Total...................              82         32,523               74           29,271            63,756            28,923
Other New Mexico.............             146            346              131              291             3,459             2,063
Texas........................             497          4,235              444            3,619            17,831             9,799
Oklahoma.....................              87          2,057               70            1,744             5,105             2,793
                                 ------------   ------------   --------------    -------------    --------------   ---------------
     Total...................             812         39,161              719           34,925            90,151            43,578
                                 ------------   ------------   --------------    -------------    --------------   ---------------

75% Royalty Trust Interests
Texas........................           1,921            848              892              394            20,881             9,718
Oklahoma.....................           1,727            589              587              194            13,302             7,330
                                 ------------   ------------   --------------    -------------    --------------   ---------------
     Total...................           3,648          1,437            1,479              588            34,183            17,048
                                 ------------   ------------   --------------    -------------    --------------   ---------------

     TOTAL...................           4,460         40,598            2,198           35,513    $      124,334   $        60,626
                                 ============   ============   ==============    =============    ==============   ===============

__________________________

(a) Based on year-end oil and gas prices. Total estimated proved oil reserves increased 138% and discounted estimated future net revenues from proved reserves increased 69% from year-end 1998 to 1999, primarily because of a 139% increase in oil prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

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

TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Years Ended December 31, 1999, 1998 and 1997

Royalty income for 1999 was $6,691,336, as compared with $7,079,632 for 1998 and $10,549,668 for 1997. The 5% decrease in royalty income from 1998 to 1999 was primarily because of recovery of prior year excess costs. The 33% decrease in royalty income from 1997 to 1998 was primarily because of lower oil prices and lower gas volumes related to lawsuit settlement proceeds of $733,000 received in 1997. During 1999, 1998 and 1997, 79%, 80% and 69%, respectively, of royalty income was derived from gas sales.

Trust administration expense was $152,631 in 1999 as compared to $163,151 in 1998 and $158,669 in 1997. Interest income was $11,098 in 1999, $10,857 in 1998 and $16,251 in 1997.

Royalty income is recorded when received by the trust, which is the month following receipt by Cross Timbers Oil, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors: 1) oil and gas sales volumes, 2) oil and gas sales prices and 3) costs deducted in the calculation of royalty income.

Volumes

Underlying oil sales volumes decreased 11% from 1998 to 1999, as compared to a 7% decrease from 1997 to 1998. Approximately half the 1999 decline was attributable to a temporary disruption of production resulting from mechanical complications on one of the underlying Oklahoma working interest properties. Production on this property gradually increased over the last half of 1999. The unit operator is planning a well workover program to increase production levels after pumping unit mechanical problems in the last half of 1998 forced many wells to be shut-in, since oil prices were too low to support costly repairs. The remainder of the 1999 decline in oil volumes primarily reflected natural production decline. The decline in oil volumes from 1997 to 1998 was the result of the same mechanical complications that affected 1999 volumes, as well as the initial downtime of development projects on some of the properties underlying the 75% royalty trust interests.

Underlying gas sales volumes increased 4% from 1998 to 1999 as compared to a 21% decrease from 1997 to 1998. Higher 1999 volumes were primarily attributable to significant receipts related to prior periods. Underlying gas sales volumes for 1997 included 636,000 Mcf attributable to lawsuit settlement proceeds received by the trust. Excluding the effects of volumes related to lawsuit settlement proceeds, gas sales volumes declined 7% from 1997 to 1998 primarily because of natural decline and timing of cash receipts.

Prices

The average oil price for 1999 was $14.88 per Bbl, 11% higher than the 1998 average oil price of $13.40, which was 30% lower than the 1997 average price of $19.20. Because of the two-month interval between oil production and receipt by the trust of related royalty income, the 1998 average price includes the effect of oil prices that began to weaken in December 1997 and continued to decline through 1998. West Texas Intermediate posted crude oil prices dropped to $8.00 per barrel in December 1998, the lowest level since 1978. After OPEC members and other oil producers agreed to production cuts in March 1999, oil prices climbed throughout the year. The posted price reached $24.00 in December 1999 and $27.50 in February 2000, the highest levels since the 1990 Persian Gulf War. OPEC members met on March 27, 2000 and agreed to increase production quotas by 6.3%.

The 1999 average gas price was $1.99 per Mcf, a 2% decrease from the 1998 average gas price of $2.03, which was relatively unchanged from the 1997 average price of $2.04. Prior to 1999, purchaser deductions were netted in the gas price. As of 1999, these purchaser deductions are included in taxes, transportation and other costs (see "Costs" below). Considering the effect of this change in classification, gas prices declined 16% from 1998 to 1999. Gas prices were lower in 1999 primarily because of the abnormally warm winter of 1998-1999 across the United States that resulted in higher levels of gas in storage. San Juan Basin gas prices, in particular, were lower in 1999 because of an abundance of hydroelectric energy in West Coast markets following a winter with abnormally high precipitation. Gas prices trended higher during 1999 as gas in storage declined.

San Juan Basin gas prices have strengthened relative to prices in other regions because of increased demand in the southwest U.S., including increased use of gas during the summer to generate electricity. Also, recently completed pipelines have redirected a portion of western Canadian gas supplies from West Coast to East Coast markets alleviating some downward price pressure for gas sold in California.

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

Before adjustment for excess costs (see "Excess Costs" below), total costs deducted in the calculation of royalty income were $4,732,936 in 1999, $4,919,005 in 1998 and $5,036,713 in 1997. The 4% decrease in costs from 1998 to
1999 is primarily attributable to decreased development costs and production expense, offset by increased purchaser deductions for gathering and compression charges (included in taxes, transportation and other) which had been netted in the gas sales price prior to 1999. The 2% decrease in costs from 1997 to 1998 is primarily the result of lower production taxes

--------------------------------------------------------------------------------

Calculation of Royalty Income

The following is a summary of the calculation of royalty income received by the trust:

                                                                                                      Three Months
                                                 Year Ended December 31 (a)                       Ended December 31 (a)
                                      ---------------------------------------------------  ----------------------------------
                                           1999              1998             1997              1999              1998
                                      ---------------   ---------------  ---------------   ---------------   ----------------
Sales Volumes
 Oil (Bbls) (b)
  Underlying properties....                   348,609           392,369          423,981            94,307             94,599
      Average per day......                       955             1,075            1,162             1,025              1,028
  Royalty trust interests..                    97,677           104,774          177,214            34,379             23,177

 Gas (Mcf) (b)
  Underlying properties....                 3,643,023         3,502,093        4,418,871           973,070            774,699
      Average per day......                     9,981             9,595           12,106            10,577              8,421
  Royalty trust interests..                 3,162,942         3,018,666        3,877,500           838,047            663,450

Average Sales Price
 Oil (per Bbl).............                    $14.88            $13.40           $19.20            $20.21             $12.59
 Gas (per Mcf).............                     $1.99             $2.03            $2.04             $2.39              $1.81

Revenues
 Oil sales.................           $     5,189,030   $     5,256,626  $     8,141,456   $     1,905,541   $      1,190,796
 Gas sales.................                 7,260,100         7,093,431        9,024,527         2,324,001          1,402,438
                                      ---------------   ---------------  ---------------   ---------------   ----------------
  Total Revenues...........                12,449,130        12,350,057       17,165,983         4,229,542          2,593,234
                                      ---------------   ---------------  ---------------   ---------------   ----------------

Costs
 Taxes, transportation
   and other...............                 1,606,058         1,192,864        1,510,799           498,362            225,172
 Production expense (c)....                 2,390,818         2,583,000        2,656,863           595,221            578,870
 Development costs.........                   736,060         1,143,141          869,051           119,903            350,160
 Excess costs..............                  (432,789)         (515,078)               -                 -           (150,735)
 Recovery of excess costs
  and accrued interest.....                   634,277            10,184                -           396,230             10,184
                                      ---------------   ---------------  ---------------   ---------------   ----------------
  Total Costs..............                 4,934,424         4,414,111        5,036,713         1,609,716          1,013,651
                                      ---------------   ---------------  ---------------   ---------------   ----------------

Net Proceeds...............           $     7,514,706   $     7,935,946  $    12,129,270   $     2,619,826   $      1,579,583
                                      ===============   ===============  ===============   ===============   ================
Royalty Income.............           $     6,691,336   $     7,079,632  $    10,549,668   $     2,301,221   $      1,417,404
                                      ===============   ===============  ===============   ===============   ================

-------------------------------------

 (a) Because of the interval between time of production and receipt of royalty income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the three months ended December 31 generally relate to oil production from August through October and gas production from July through September.

 (b) Oil and gas sales volumes are allocated to the royalty trust interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the royalty trust interests. Therefore, comparative analysis is based on the underlying properties.

 (c) Includes an overhead fee which is deducted and retained by Cross Timbers Oil. As of December 31, 1999, this fee was $22,684 per month and is subject to adjustment each May based on an oil and gas industry index.

--------------------------------------------------------------------------------
associated with lower oil and gas revenues, largely offset by increased development costs. Higher 1998 development costs were primarily associated with a carbon dioxide injection project on one of the properties underlying the Texas 75% royalty trust interests.

Excess Costs

During 1999, costs exceeded revenues for properties underlying the Texas 75% royalty trust interests by $327,318 and the Oklahoma 75% royalty trust interests by $105,471. During 1998, costs exceeded revenues for the Texas 75% royalty trust interests by $505,011 and the Oklahoma 75% royalty trust interests by $10,067. Excess costs for the Texas 75% royalty trust interests were primarily the result of low oil prices and increased development costs related to the 1998 carbon dioxide injection project, while excess costs for the Oklahoma 75% royalty trust interests were primarily related to low oil prices and reduced oil sales volumes related to mechanical complications on one of the underlying properties.

Excess costs from one conveyance cannot reduce royalty income computed under another conveyance, but must be recovered from future net proceeds of the same conveyance before the conveyance can again contribute to trust royalty income. With improved oil prices in the last half of 1999, excess costs of $527,387 were recovered for the Texas 75% royalty trust interests and excess costs and accrued interest of $106,890 were recovered for the Oklahoma 75% royalty trust interests. Excess costs and accrued interest from the Oklahoma 75% royalty trust interests were fully recovered in October 1999.

Remaining excess costs and accrued interest were $375,802 ($281,852 net to the trust) as of December 31, 1999 which must be recovered from the properties underlying the Texas 75% royalty trust interests before they can again contribute to trust royalty income. As of March 2000, cumulative excess costs and accrued interest of the Texas 75% royalty trust interests totaled approximately $146,000 ($109,500 net to the trust). The Texas 75% royalty trust interests did not contribute to 1999 royalty income and only contributed $0.02 per unit to 1998 royalty income as compared to $0.18 per unit to 1997 royalty income, or 10% of total 1997 distributions. Cross Timbers Oil has advised the trustee that, with continued higher oil prices and lower development costs, the Texas 75% royalty trust interests should fully recover remaining excess costs and accrued interest by third quarter 2000.

Fourth Quarter 1999 and 1998

During the quarter ended December 31, 1999, the trust received royalty income totaling $2,301,221, compared with fourth quarter 1998 royalty income of $1,417,404. The 62% increase in royalty income from fourth quarter 1998 to 1999 was primarily because of higher oil and gas prices and increased gas sales volumes.

Administration expense was $25,656 and interest income was $4,423, resulting in fourth quarter 1999 distributable income of $2,279,988, or $0.379998 per unit. Distributable income for fourth quarter 1998 was $1,387,682 or $0.231280 per unit. Distributions to unitholders for the quarter ended December 31, 1999 were:

             Record Date             Payment Date             Per Unit
          -----------------        ----------------         -----------
          October 29, 1999         November 15, 1999        $  0.097064
          November 30, 1999        December 14, 1999           0.130600
          December 31, 1999        January 14, 2000            0.152334
                                                            -----------
                                                            $  0.379998
                                                            ===========
Volumes

Fourth quarter underlying oil sales volumes remained relatively unchanged from 1998 to 1999. Underlying gas sales volumes increased 26% primarily because of significant receipts related to prior periods.

Prices

The average fourth quarter 1999 oil price was $20.21 per Bbl, or 61% higher than the fourth quarter 1998 average price of $12.59. The average fourth quarter gas price was $2.39 per Mcf in 1999, or 32% higher than the fourth quarter 1998 average price of $1.81. Prior to 1999, purchaser deductions were netted in the gas price. As of 1999, these purchaser deductions are included in taxes, transportation and other costs (see "Costs" below). Considering the effect of this change in classification, gas prices increased 17% from fourth quarter 1998 to 1999. For further information about oil and gas prices, see "Years Ended December 31, 1999, 1998 and 1997 - Prices" above.

Costs

Before adjustment for excess costs, costs deducted in the calculation of fourth quarter 1999 royalty income increased $59,284, or 5%, from fourth quarter 1998. This was primarily the result of a $273,190, or 121%, increase in taxes, transportation and other costs related to approximately $238,000 in purchaser deductions for gathering and compression charges in fourth quarter 1999 which had been netted in the gas sales price prior to 1999. This was partially offset by a $230,257, or 66%, decrease in development costs related to completion of the carbon dioxide injection project on one of the properties underlying the Texas 75% royalty trust interest properties.

During fourth quarter 1999, excess costs of $396,230 ($297,173 net to the trust) were recovered, compared with net excess costs of $140,551 ($105,413 net to the trust) during fourth quarter 1998. Recovery of excess costs in 1999 is the result of higher oil prices and decreased development costs related to the 1998 carbon dioxide injection project. See "Years Ended December 31, 1999, 1998 and 1997 - Costs" above.

See Item 7 of the accompanying Form 10-K for trust year 2000 compliance considerations, and Item 7a for disclosures of market risks affecting the trust.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

                                                       December 31
                                                 ------------------------
                                                     1999         1998
                                                 -----------  -----------
Assets

 Cash and short-term investments..............   $   912,164  $   528,758

 Interest to be received......................         1,840          781

 Net profits interests in oil and gas
  properties - net (Notes 1 and 2)............    33,005,334   36,024,941
                                                 -----------  -----------

                                                 $33,919,338  $36,554,480
                                                 ===========  ===========

Liabilities and Trust Corpus

 Distribution payable to unitholders..........   $   914,004  $   529,539

 Trust corpus (6,000,000 units of beneficial
  interest authorized and outstanding)........    33,005,334   36,024,941
                                                 -----------  -----------

                                                 $33,919,338  $36,554,480
                                                 ===========  ===========

--------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME

                                                   Year Ended December 31
                                         -----------------------------------------
                                             1999           1998          1997
                                         -----------    -----------   ------------
Royalty income.........................  $ 6,691,336    $ 7,079,632   $ 10,549,668

Interest income........................       11,098         10,857         16,251
                                         -----------    -----------   ------------

 Total income..........................    6,702,434      7,090,489     10,565,919

Administration expense.................      152,631        163,151        158,669
                                         -----------    -----------   ------------

 Distributable income..................  $ 6,549,803    $ 6,927,338   $ 10,407,250
                                         ===========    ===========   ============

 Distributable income per unit
   (6,000,000 units)...................  $  1.091635    $  1.154555   $   1.734541
                                         ===========    ===========   ============

--------------------------------------------------------------------------------

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                                   Year Ended December 31
                                         -----------------------------------------
                                             1999           1998          1997
                                         -----------    -----------   ------------
Trust corpus,
  beginning of year....................  $36,024,941    $38,104,367   $ 41,337,673

Amortization of net
  profits interests....................   (3,019,607)    (2,079,426)    (3,233,306)

Distributable income...................    6,549,803      6,927,338     10,407,250

Distributions declared.................   (6,549,803)    (6,927,338)   (10,407,250)
                                         -----------    -----------   ------------

Trust corpus,
  end of year..........................  $33,005,334    $36,024,941   $ 38,104,367
                                         ===========    ===========   ============

--------------------------------------------------------------------------------

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS


1.  Trust Organization and Provisions

     Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of Cross Timbers Oil, when the following royalty trust interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

     - 90% defined net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico, and
     - 75% defined net profits interests in certain non-operated working interest properties in Texas and Oklahoma.

     The underlying properties from which the royalty trust interests were carved are currently owned by Cross Timbers Oil. Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

     - the trust may not engage in any business activity or acquire any assets other than the royalty trust interests and specific short-term cash investments;
     - the trust may not dispose of all or part of the royalty trust interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;
     - the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
     - the trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;
     -    the trustee will make monthly cash distributions to unitholders (Note
          3); and
     -    the trust will terminate upon the first occurrence of:
     - disposition of all royalty trust interests pursuant to terms of the trust indenture,
     - gross revenue of the trust is less than $1 million per year for two successive years, or
     - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.


2.  Basis of Accounting

     The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

     -    Royalty income is recorded in the month received by the trustee (Note
          3).
     - Interest income, interest to be received and distribution payable to unitholders include interest to be earned on royalty income from the monthly record date (last business day of the month) through the date of the next distribution.
     - Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.
     - Distributions to unitholders are recorded when declared by the trustee (Note 3).

     The most significant differences between the trust's financial statements and those prepared in accordance with generally accepted accounting principles are:

     - Royalty income is recognized in the month received rather than accrued in the month of production.
     -    Expenses are recognized when paid rather than when incurred.
     - Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

     The initial carrying value of the royalty trust interests of $61,100,449 was Cross Timbers Oil's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the royalty trust interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $28,095,115 as of December 31, 1999 and was $25,075,508 as of December 31, 1998.


3.  Distributions to Unitholders

     The trustee determines the amount to be distributed to unitholders each month by totaling royalty income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to unitholders of record within ten business days after the monthly record date, the last business day of the month.

     Royalty income received by the trustee consists of net proceeds received in the prior month by Cross Timbers Oil from the underlying properties multiplied by 90% or 75% for the 90% and 75% royalty trust interests. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% royalty trust interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% royalty trust interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

     Cross Timbers Oil, as owner of the underlying properties, computes royalty income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, future royalty income from the royalty trust interests created by that conveyance will be reduced by such excess costs plus accrued interest. See
Note 5.

4.  Federal Income Taxes

     Tax counsel has advised the trust that, under current tax laws, the trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

     For federal income tax purposes, unitholders of a grantor trust are considered to own the trust's income and principal as though no trust were in existence. The income of the trust is deemed to be received or accrued by the unitholders at the time such income is received or accrued by the trust, rather than when distributed by the trust.

     Cross Timbers Oil has advised the trustee that the trust receives royalty income from coal seam gas wells. Production from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.02 per MMBtu ($0.157564 per unit) in 1999, $1.05 per MMBtu ($0.162287 per unit) in 1998 and $1.05 per MMBtu ($0.212340 per unit) in 1997. Such credit, based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder's regular tax liability, subject to the tentative minimum tax limitation.


5.  Excess Costs

     Cross Timbers Oil has advised the trustee that costs exceeded revenues from the underlying properties of the 75% royalty trust interests during the years ended December 31, 1999 and 1998. Excess costs and accrued interest for each conveyance must be fully recovered from the respective future net proceeds of the 75% royalty trust interests before they can again contribute to trust royalty income. The following is a summary of changes in excess costs by conveyance during these periods.

                                                               Year Ended December 31,
                                                     ------------------------------------------
                                                              1999                  1998
                                                     ---------------------   ------------------
                                                       Texas      Oklahoma    Texas    Oklahoma
                                                     ---------   ---------   --------  --------
Excess costs and accrued interest -
  beginning of period..............................  $ 519,817   $       -   $      -  $      -
Excess costs.......................................    327,318     105,471    505,011    10,067
Recovery of excess costs and accrued interest......   (527,387)   (106,890)         -   (10,184)
Accrued interest...................................     56,054       1,419     14,806       117
                                                     ---------   ---------   --------  --------

Excess costs and accrued interest - end of period..  $ 375,802   $       0   $519,817  $      0
                                                     =========   =========   ========  ========

Net to trust (75%).................................  $ 281,852   $       0   $389,863  $      0
                                                     =========   =========   ========  ========

     As of March 2000, excess costs and accrued interest for the Texas 75% royalty trust interests totaled approximately $146,000 ($109,500 net to the trust). Interest is accrued at the prime rate, which was 8.5% at December 31, 1999.


6.  Cross Timbers Oil Company

     In computing royalty income paid to the trust for the 75% royalty trust interests (Note 3), Cross Timbers Oil deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 1999 was $22,684 per month, or $272,208 annually (net to the trust of $17,013 per month or $204,156 annually), and is subject to annual adjustment based on an oil and gas industry index.

     Cross Timbers Oil does not operate or control any of the underlying properties, with the exception of properties from which approximately 20 overriding royalty interests were carved. As of March 1, 2000, Cross Timbers Oil owned 22.7% of the outstanding trust units.


7.  Supplemental Oil and Gas Reserve Information (Unaudited)

     Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

8.  Quarterly Financial Data (Unaudited)

     The following is a summary of royalty income, distributable income and distributable income per unit by quarter for 1999 and 1998:

                                                    Distributable
                       Royalty      Distributable      Income
                       Income           Income        per Unit
                     ----------     -------------   -------------
1999
----
First Quarter.....   $1,479,855     $   1,440,388   $    0.240065
Second Quarter....    1,213,539         1,171,375        0.195230
Third Quarter.....    1,696,721         1,658,052        0.276342
Fourth Quarter....    2,301,221         2,279,988        0.379998
                     ----------     -------------   -------------
                     $6,691,336     $   6,549,803   $    1.091635
                     ==========     =============   =============
1998
----
First Quarter.....   $2,335,418     $   2,294,969   $    0.382494
Second Quarter....    1,654,355         1,607,399        0.267899
Third Quarter.....    1,672,455         1,637,288        0.272882
Fourth Quarter....    1,417,404         1,387,682        0.231280
                     ----------     -------------   -------------
                     $7,079,632     $   6,927,338   $    1.154555
                     ==========     =============   =============

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
----------------------------------------

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 1999 and 1998, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 1999 and 1998 and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999, on the modified cash basis of accounting described in Note 2.


ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 8, 2000

CROSS TIMBERS ROYALTY TRUST
---------------------------

901 Main Street, 17/th/ Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to unitholders without charge upon request.

AUDITORS
--------

Arthur Andersen LLP
Fort Worth, Texas

LEGAL COUNSEL
-------------

Thompson & Knight L.L.P.
Dallas, Texas

TAX COUNSEL
-----------

Winstead Sechrest & Minick P.C.
Houston, Texas

TRANSFER AGENT AND REGISTRAR
----------------------------

ChaseMellon Shareholder Services, L.L.C.
Dallas, Texas
www.chasemellon.com