Form 10-K405, Exhibit 13
period 2000-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2001-03-30
CIK 881787

CROSS TIMBERS ROYALTY TRUST
--------------------------------------------------------------------------------

GLOSSARY OF TERMS
-----------------

The following are definitions of significant terms used in this Annual Report:

Bbl               Barrel (of oil)

Bcf               Billion cubic feet (of natural gas)

Mcf               Thousand cubic feet (of natural gas)

MMBtu             One million British Thermal Units, a common energy measurement

net proceeds      Gross proceeds from sale of production from the underlying properties, less applicable costs

net profits       An interest in an oil and gas property measured by net profits
interest          from the sale of production, rather than a specific portion of production. The following are defined net profits interests that were conveyed from the underlying properties to the trust:

                  90% net profits interests - interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

                  75% net profits interests - interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

royalty income    Net proceeds multiplied by the applicable net profits
                  percentage of 75% or 90% and paid to the trust

royalty interest  A nonoperating interest in an oil and gas property that
(and overriding   provides the owner a specified share of  production without royalty interest) any production or development costs


underlying        Cross Timbers Oil's interest in certain oil and gas
properties        properties from which the net profits interests were conveyed.
                  The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest  An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production and development costs



Forward Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward looking statements. Although Cross Timbers Oil believes that the expectations reflected in such forward looking statements are reasonable, neither Cross Timbers Oil nor the trustee can give any assurance that such expectations will prove to be correct.

THE TRUST
--------------------------------------------------------------------------------

Cross Timbers Royalty Trust was created on February 12, 1991 by conveyance of 90% net profits interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net profits interests in certain working interest properties in Texas and Oklahoma. Cross Timbers Oil Company owns the underlying properties from which these net profits interests were conveyed. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

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


UNITS OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2000 and 1999:


                            Sales Price
                       --------------------   Distributions
    Quarter               High        Low       per Unit
---------------------  -----------  -------     --------

 2000
---------------------
First...............       $14.750  $ 9.500    $0.383466
Second..............        14.188   10.438     0.404105
Third...............        17.000   13.000     0.557722
Fourth..............        16.938   13.375     0.571726
                                               ---------
                                               $1.917019
                                               =========

 1999
---------------------
First...............       $10.125  $ 8.438  $0.240065
Second..............        10.750    9.000   0.195230
Third...............        13.875   10.125   0.276342
Fourth..............        12.750    9.250   0.379998
                                             ---------
                                             $1.091635
                                             =========

At December 31, 2000, there were 6,000,000 units outstanding and approximately 156 unitholders of record; 5,642,982 of these units were held by a depository institution. As of March 1, 2001, Cross Timbers Oil owned 1,360,000 units.

SUMMARY
--------------------------------------------------------------------------------

The trust was created to collect and distribute monthly royalty income to unitholders. Trust royalty income is received from two major components, the 90% net profits interests and the 75% net profits interests.

  - The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most royalty income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production or development costs, royalty income from these interests generally only varies because of changes in sales volumes or prices.

  - The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Royalty income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust royalty income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce royalty income from the other 75% net profits interests or from the 90% net profits interests. Because of excess costs, the Texas 75% net profits interests did not contribute to trust royalty income in 1999 and through April 2000, and the Oklahoma 75% net profits interests did not contribute to trust royalty income from February through June 1999 and for September 1999. Such excess costs generally occur during periods of higher development activity and lower oil prices. For further information, see "Trustee's Discussion and Analysis - Costs."

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

  - The Nonconventional Fuel Source Tax Credit is related to coal seam gas production through the year 2002 from wells drilled after December 31, 1979 and prior to January 1, 1993 underlying the 90% net profits interests. Unitholders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the unitholder's regular income tax liability.

  - Cost Depletion is generally available to unitholders as a deduction from royalty income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion.

      As an example, a unitholder that acquired units in January 2000 and held them throughout 2000 would be entitled to a cost depletion deduction of approximately 8% of his cost. Assuming a cost of $11.00 per unit, cost depletion would offset 44% of 2000 taxable trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 2000 taxable equivalent return as a percentage of unit cost would be 22%. (NOTE-Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per unit for the last three years:

                                          2000              1999               1998
                                   -----------------  -----------------  ----------------
                                   Monthly    Annual  Monthly   Annual   Monthly   Annual
                                   Average     Total  Average    Total   Average    Total
                                   -------    ------  -------   -------  -------   ------
Royalty Income

- 90% net profits interests..       $ .129    $1.550   $ .088    $1.055   $ .094   $1.128

- 75% net profits interests..         .033      .393     .005      .060     .004     .052

Administration expense
 (net of interest income)....        (.002)    (.026)   (.002)    (.023)   (.002)   (.025)
                                    ------    ------   ------    ------   ------   ------

Total Distribution...........       $ .160    $1.917   $ .091    $1.092   $ .096   $1.155
                                    ======    ======   ======    ======   ======   ======

Nonconventional Fuel
  Source Tax Credit..........            *    $ .120        *    $ .158        *   $ .162
                                              ======            =======            ======

* - Not applicable

TO UNITHOLDERS
--------------

We are pleased to present the 2000 Annual Report of Cross Timbers Royalty Trust and the trust's 2000 Form 10-K. Both of these reports contain important information about the trust's net profits interests, including information provided to the trustee by Cross Timbers Oil, and should be read in conjunction with each other.

For the year ended December 31, 2000, royalty income totaled $11,660,510. After deducting trust administration expense and adding interest income, distributable income was $11,502,114 or $1.917019 per unit. Distributions for the year were the highest since the trust's inception and were 76% higher than 1999 comparable amounts because of higher product prices.

Natural gas prices for 2000 averaged $3.32 per Mcf for sales from the underlying properties, a 67% increase from the 1999 average price of $1.99 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2000 totaled 3,080,601 Mcf, a 15% decrease from 1999 production of 3,643,023 Mcf. Gas volumes were lower primarily because of the timing of cash receipts and coal seam gas production decline.

Oil sales volumes from the underlying properties during 2000 were 344,123 Bbls, a 1% decline from 1999 levels. The average oil price increased to $27.49 per Bbl, up 85% from the 1999 average price of $14.88.

During 1998 and early 1999, costs exceeded revenues from the Texas 75% net profits interests because of low oil prices and costs associated with a carbon dioxide injection project. With increased oil prices and completion of this development project, the properties underlying the Texas 75% net profits interests recovered $911,223 ($683,417 net to the trust) of excess costs and accrued interest during the last half of 1999 and first half of 2000. The Texas 75% net profits interests contributed $0.15 per unit to 2000 royalty income, or 8% of total distributions, as compared to 1999 when it did not contribute and 1998 when it contributed $0.02 per unit, or 1% of total 1998 distributions.

Coal seam gas sales volumes from the underlying properties were 874,819 Mcf in 2000, or a 25% decline from 1999 coal seam gas production of 1,173,950 Mcf. The resulting 2000 coal seam tax credit was $0.120389 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against a unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 2000, proved reserves of the net profits interests were estimated by independent engineers to be 2,104,000 Bbls of oil and 34.8 Bcf of natural gas. Estimated oil reserves and gas reserves decreased 4% and 2%, respectively, from year-end 1999 to 2000 primarily because of production. All reserve information prepared by independent engineers has been provided to the trustee by Cross Timbers Oil.

Estimated future net revenues from proved reserves of the net profits interests at December 31, 2000 are $357.2 million, or $59.53 per unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 2000 is $169.4 million, or $28.24 per unit. Proved reserve estimates and related future net revenues have been determined based on a year-end West Texas Intermediate posted oil price of $23.75 per barrel and a year-end average realized gas price of $9.48 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards
Board, are described under Item 2 of the accompanying Form 10-K.   The present
value of estimated future net revenues is not necessarily indicative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2001, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By: Bank of America, N.A., Trustee

    /s/ RON E. HOOPER
By: Ron E. Hooper
    Senior Vice President

THE UNDERLYING PROPERTIES
-------------------------

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2000 is approximately 13 years for oil and gas. The reserve-to-production index is calculated using total proved reserves and estimated 2001 production for the underlying properties. Based on estimated future net revenues at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 14% oil and 86% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. Cross Timbers Oil cannot significantly influence or control the operations of the underlying properties.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 89% of the discounted future net cash flows from the trust's proved reserves at December 31, 2000. Approximately 95% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 34.2 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 678,000 Bbls at December 31, 2000.

Because the properties underlying the 90% net profits interests are royalty interests and overriding royalty interests, royalty income from these properties is not reduced by production and development costs. Additionally, royalty income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly royalty income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the United States' largest natural gas fields. The San Juan Basin royalties produced approximately 76% of gas sales volumes and 51% of royalty income for 2000. As of December 31, 2000, the trust's proved reserves in this region are estimated to be 28.3 Bcf, or 81% of total trust gas reserves.

Approximately 28% of the trust's 2000 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualify for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 2000 coal seam gas sales was approximately $1.06 per MMBtu or $0.120389 per unit, while the coal seam credit for 1999 was $1.02 per MMBtu or $0.157564 per unit. As of December 31, 2000, the trust's proved coal seam gas reserves are estimated to be
4.4 Bcf, as compared with 5.4 Bcf at December 31, 1999.

Most of the trust's San Juan Basin conventional, or non-coal seam, production is from the Mesa Verde formation, which has been approved for increased density drilling. Cross Timbers Oil believes that operators will further develop the Mesa Verde formation underlying the net profits interests, and such future development could significantly impact underlying gas sales volumes. However, minimal drilling is expected in 2001 because of environmental concerns delaying approval of drilling permits.

75% Net Profits Interests

Underlying the 75% net profits interests are working interests in seven large properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. With its relatively minor working interest, Cross Timbers Oil generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 1,426,000 Bbls at year-end 2000. Based on year-end oil and gas prices, proved reserves from these interests represent 11% of the discounted future net cash flows of the trust's proved reserves at December 31, 2000.

Because these underlying properties are working interests, production and development costs are deducted in calculating royalty income from the 75% net profits interests. As a result, royalty income from these interests is affected by the level of maintenance and development activity on these underlying properties. Royalty income is also dependent upon oil sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2000 development costs were $738,605, remaining relatively unchanged from 1999 development costs of $736,060. First quarter 2001 development costs totaled approximately $163,000; these costs are primarily related to fourth quarter 2000 expenditures.

As reported to Cross Timbers Oil by unit operators in February of each year, budgeted development costs were $356,000 for 2000 and $161,000 for 1999. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust royalty income several months after they are incurred by the operator. Unit operators have reported to Cross Timbers Oil that total budgeted costs are approximately $896,000 for 2001 and $717,000 for 2002, net to Cross Timbers Oil's interests.

Higher development costs and lower oil prices during 1998 and early 1999 caused costs to exceed revenues from the properties underlying the Texas 75% net profits interests. During 1999 and 2000, $911,223 ($683,417 net to the trust) of such excess costs and accrued interest were recovered. For information regarding the effect of excess costs on trust royalty income, see "Trustee's Discussion and Analysis - Years Ended December 31, 2000, 1999 and 1998 - Costs."

--------------------------------------------------------------------------------
Estimated Proved Reserves and Future Net Revenues

The following are proved reserves of the underlying properties and proved reserves and future net revenues from proved reserves of the net profits interests at December 31, 2000, as estimated by independent engineers:

                                              Underlying Properties                          Net Profits Interests
                                              ---------------------        -------------------------------------------------------
                                               Proved Reserves (a)         Proved Reserves (a) (b)        Future Net Revenues
                                              ---------------------        -----------------------    from Proved Reserves (a) (c)
                                               Oil             Gas          Oil               Gas     ----------------------------
                                              (Bbls)          (Mcf)        (Bbls)            (Mcf)    Undiscounted      Discounted
(in thousands)                                ------         ------        ------           ------    ------------      ----------
90% Net Profits Interests
 San Juan Basin
  Conventional.............                       71          26,555           64           23,899       $217,457        $ 92,007
  Coal Seam................                      -0-           4,898          -0-            4,408         36,779          24,190
                                              ------          ------       ------           ------    -----------      ----------
     Total.................                       71          31,453           64           28,307        254,236         116,197
 Other New Mexico..........                      116             297          104              276          4,606           2,666
 Texas.....................                      491           4,296          443            3,867         44,180          22,926
 Oklahoma..................                       75           1,951           67            1,757         16,810           8,970
                                              ------          ------       ------           ------    -----------      ----------
     Total.................                      753          37,997          678           34,207        319,832         150,759
                                              ------          ------       ------           ------    -----------      ----------
75% Net Profits Interests
 Texas.....................                    1,802             867          811              390         21,630           9,927
 Oklahoma..................                    1,688             513          615              183         15,730           8,741
                                              ------          ------       ------           ------    -----------      ----------
     Total.................                    3,490           1,380        1,426              573         37,360          18,668
                                              ------          ------       ------           ------    -----------      ----------

     TOTAL.................                    4,243          39,377        2,104           34,780       $357,192        $169,427
                                              ======          ======       ======           ======    ===========      ==========

-----------------------------------

(a) Based on year-end oil and gas prices. Discounted estimated future net revenues from proved reserves increased 179% from year-end 1999 to 2000, primarily because of a 333% increase in year-end gas prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

(b) Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c) Before income taxes (and the tax benefit of the estimated coal seam tax credit) since future net revenues are not subject to taxation at the trust level.

TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Years Ended December 31, 2000, 1999 and 1998

Royalty income for 2000 was $11,660,510, as compared with $6,691,336 for 1999 and $7,079,632 for 1998. The 74% increase in royalty income from 1999 to 2000 was because of higher product prices. The 5% decrease in royalty income from 1998 to 1999 was primarily because of recovery of prior year excess costs. During 2000, 1999 and 1998, 64%, 79% and 80%, respectively, of royalty income was derived from gas sales.

Trust administration expense was $185,624 in 2000 as compared to $152,631 in 1999 and $163,151 in 1998. Interest income was $27,228 in 2000, $11,098 in 1999 and  $10,857 in 1998.

Royalty income is recorded when received by the trust, which is the month following receipt by Cross Timbers Oil, and generally two months after oil production and three months after gas production. Royalty income is generally affected by three major factors:

   .  oil and gas sales volumes,
   .  oil and gas sales prices, and
   .  costs deducted in the calculation of royalty income.

Volumes

Underlying oil sales volumes decreased 1% from 1999 to 2000, as compared to a 11% decrease from 1998 to 1999. Sales volume decreases in 2000 were related to natural production decline and timing of cash receipts and were offset by increased production from properties underlying the Texas 75% and 90% net profits interests. Approximately half the 1999 decline was attributable to a temporary disruption of production resulting from mechanical complications on one of the underlying Oklahoma working interest properties. Production on this property gradually increased over the last half of 1999. The remainder of the 1999 decline in oil volumes was primarily because of natural production decline.

Underlying gas sales volumes decreased 15% from 1999 to 2000 as compared to a 4% increase from 1998 to 1999. Lower 2000 gas sales volumes were primarily because of timing of cash receipts and coal seam gas production decline. Higher 1999 volumes were primarily attributable to significant receipts related to prior periods.

Prices

The average oil price for 2000 was $27.49 per Bbl, 85% higher than the 1999 average oil price of $14.88, which was 11% higher than the 1998 average price of $13.40. Because of the two-month interval between oil production and receipt by the trust of related royalty income, the 1998 average price includes the effect of oil prices that began to weaken in December 1997 and continued to decline through 1998. West Texas Intermediate posted crude oil prices dropped to $8.00 per barrel in December 1998, the lowest level since 1978. After OPEC members and other oil producers agreed to production cuts in March 1999, oil prices climbed through the remainder of 1999 and first quarter 2000. Despite OPEC production increases in 2000, increased demand sustained higher prices. The West Texas Intermediate ("WTI") posted price reached $34.25 per Bbl in September 2000, its highest level in 10 years. Lagging demand, caused by a world economic slowdown, has caused oil prices to decline in 2001. OPEC members have responded with production cuts which to date have not significantly affected prices. The average WTI posted price for January and February 2001 was $26.55, compared with $27.39 for the year 2000 and $28.93 for fourth quarter 2000. Recent trust oil prices have averaged approximately $0.90 higher than the WTI posted price.

The 2000 average gas price was $3.32 per Mcf, a 67% increase from the 1999 average gas price of $1.99, which was 2% lower than the 1998 average price of $2.03. Prior to 1999, purchaser deductions were netted in the gas price. As of second quarter 1999, these purchaser deductions are included in taxes, transportation and other costs (see "Costs" below). Considering the effect of this change in classification, gas prices increased 62% from 1999 to 2000 and decreased 16% from 1998 to 1999. Gas prices were lower in 1999 primarily because of the abnormally warm winter of 1998-1999 across the United States that resulted in higher levels of gas in storage. Gas prices began to increase in May 1999 and, after declining briefly at year end, continued to strengthen in 2000. Higher gas prices have been supported by both lower gas storage levels and increased demand for power generation. NYMEX gas prices rose to a record high of $10.10 per MMBtu in December 2000 as winter demand strained gas supplies. The average NYMEX price for January and February 2001 was $6.78 per MMBtu. The trust's recent gas prices have averaged approximately $0.30 per MMBtu higher than the NYMEX price, primarily because of the effect of higher natural gas liquids prices. San Juan Basin gas prices have continued to strengthen relative to NYMEX prices because of demand from an improved California economy and increased summer use of gas to generate electricity.

Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of royalty income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of royalty income from the 75% net profits interests includes deductions for production and development costs since the related underlying properties are working interests. Royalty income is calculated monthly for each of the five conveyances under which the net profits interests were conveyed to the trust. If monthly costs exceed revenues for any conveyance, such excess costs cannot reduce royalty income from other conveyances, but must be recovered, with accrued interest, from future net proceeds of that conveyance.

Before adjustment for excess costs (see "Excess Costs" below), total costs deducted in the calculation of royalty income were $5,826,375 in 2000, $4,732,936 in 1999 and $4,919,005 in 1998. The 23% increase in costs from 1999 to 2000 is primarily attributable to increased production and property tax and other purchaser deductions associated with higher revenues. The 4% decrease in costs from 1998 to 1999 is primarily the result of decreased development costs and production expense, offset by increased purchaser deductions for gathering and compression charges (included in taxes, transportation and other) which had been netted in the gas sales price prior to second quarter 1999. Higher 1998 development costs were primarily associated with a carbon dioxide injection project on one of the properties underlying the Texas 75% net profits interests.

Excess Costs

During 1999, costs exceeded revenues for properties underlying the Texas 75% net profits interests by $327,318 and for the properties underlying the

                                                             Continued on page 8

--------------------------------------------------------------------------------
Calculation of Royalty Income

The following is a summary of the calculation of royalty income received by the trust:

                                                                                      Three Months
                                              Year Ended December 31 (a)          Ended December 31 (a)
                                        --------------------------------------   ----------------------
                                            2000         1999          1998         2000        1999
                                        -----------  -----------   -----------   ----------  ----------
Sales Volumes
 Oil (Bbls) (b)
  Underlying properties.....                344,123      348,609       392,369       81,865      94,307
      Average per day.......                    940          955         1,075          890       1,025
  Net profits interests.....                163,219       97,677       104,774       41,264      34,379

 Gas (Mcf) (b)
  Underlying properties.....              3,080,601    3,643,023     3,502,093      683,897     973,070
      Average per day.......                  8,417        9,981         9,595        7,434      10,577
  Net profits interests.....              2,689,259    3,162,942     3,018,666      598,457     838,047

Average Sales Price
 Oil (per Bbl)..............                 $27.49       $14.88        $13.40       $31.18      $20.21
 Gas (per Mcf)..............                  $3.32        $1.99         $2.03        $4.33       $2.39

Revenues
 Oil sales..................            $ 9,459,575  $ 5,189,030   $ 5,256,626   $2,552,251  $1,905,541
 Gas sales..................             10,231,063    7,260,100     7,093,431    2,959,679   2,324,001
                                        -----------  -----------   -----------   ----------  ----------
  Total Revenues............             19,690,638   12,449,130    12,350,057    5,511,930   4,229,542
                                        -----------  -----------   -----------   ----------  ----------

Costs
 Taxes, transportation
   and other................              2,566,816    1,606,058     1,192,864      640,856     498,362
 Production expense (c).....              2,520,954    2,390,818     2,583,000      658,350     595,221
 Development costs..........                738,605      736,060     1,143,141      230,765     119,903
 Excess costs...............                      -     (432,789)     (515,078)           -           -
 Recovery of excess costs
  and accrued interest......                383,836      634,277        10,184            -     396,230
                                        -----------  -----------   -----------   ----------  ----------
  Total Costs...............              6,210,211    4,934,424     4,414,111    1,529,971   1,609,716
                                        -----------  -----------   -----------   ----------  ----------

Net Proceeds................            $13,480,427  $ 7,514,706   $ 7,935,946   $3,981,959  $2,619,826
                                        ===========  ===========   ===========   ==========  ==========
Royalty Income..............            $11,660,510  $ 6,691,336   $ 7,079,632   $3,436,186  $2,301,221
                                        ===========  ===========   ===========   ==========  ==========

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

(b) Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

(c) Includes an overhead fee which is deducted and retained by Cross Timbers Oil. As of December 31, 2000, this fee was $22,570 per month and is subject to adjustment each May based on an oil and gas industry index.
--------------------------------------------------------------------------------

Oklahoma 75% net profits interests by $105,471. Excess costs for the Texas 75% net profits interests were primarily the result of low oil prices and increased development costs related to the 1998 carbon dioxide injection project, while excess costs for the Oklahoma 75% net profits interests were primarily related to low oil prices and reduced oil sales volumes related to mechanical complications on one of the underlying properties.

Excess costs from one conveyance cannot reduce royalty income computed under another conveyance, but must be recovered from future net proceeds of the same conveyance before the conveyance can again contribute to trust royalty income. With improved oil prices, recoveries of excess costs and accrued interest totaled $911,222 for the Texas 75% net profits interests and $106,890 for the Oklahoma 75% net profits interests in the last half of 1999 and first half of 2000. Excess costs and accrued interest were fully recovered for the Texas 75% net profits interests in April 2000 and for the Oklahoma 75% net profits interests in October 1999.

Fourth Quarter 2000 and 1999

During the quarter ended December 31, 2000, the trust received royalty income totaling $3,436,186, compared with fourth quarter 1999 royalty income of $2,301,221. The 49% increase in royalty income from fourth quarter 1999 to 2000 was primarily because of higher oil and gas prices.

Administration expense was $14,749 and interest income was $8,919, resulting in fourth quarter 2000 distributable income of $3,430,356, or $0.571726 per unit. Distributable income for fourth quarter 1999 was $2,279,988 or $0.379998 per unit. Distributions to unitholders for the quarter ended December 31, 2000 were:

                   Record Date         Payment Date     Per Unit
                ------------------  -----------------  ----------
                October 31, 2000    November 14, 2000   $0.196948
                November 30, 2000   December 14, 2000    0.199555
                December 29, 2000   January 16, 2001     0.175223
                                                       ----------
                                                        $0.571726
                                                       ==========

Volumes

Fourth quarter 2000 underlying oil sales volumes were 81,865 Bbls, or 13% below 1999 levels. Lower oil volumes are primarily because of the timing of cash receipts and prior period adjustments. Underlying gas sales volumes were 683,897 Mcf, or 30% below 1999 levels, primarily because of significant receipts in fourth quarter 1999 related to prior periods.

Prices

The average fourth quarter 2000 oil price was $31.18 per Bbl, 54% higher than the fourth quarter 1999 average price of $20.21. The average fourth quarter gas price was $4.33 per Mcf in 2000, 81% higher than the fourth quarter 1999 average price of $2.39. For further information about oil and gas prices, see "Years Ended December 31, 2000, 1999 and 1998 - Prices" above.

Costs

Costs deducted in the calculation of fourth quarter 2000 royalty income increased $316,485, or 26%, from fourth quarter 1999 before adjustment for excess costs. This was primarily the result of increased production and property tax associated with higher revenues and higher development costs primarily related to a carbon dioxide project on one of the properties underlying the Texas 75% net profits interests.

Excess costs of $396,230 ($297,173 net to the trust) were recovered during fourth quarter 1999. Recovery of excess costs were the result of higher oil prices and decreased development costs related to the 1998 carbon dioxide injection project on one of the properties underlying the Texas 75% net profits interests. See "Years Ended December 31, 2000, 1999 and 1998 - Costs" above.

See Item 7a of the accompanying Form 10-K for disclosures of market risks affecting the trust.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS


                                                      December 31
                                                ------------------------
                                                   2000         1999
                                                -----------  -----------
Assets

 Cash and short-term investments..............  $ 1,048,031  $   912,164

 Interest to be received......................        3,307        1,840

 Net profits interests in oil and gas
  properties - net (Notes 1 and 2)............   30,755,456   33,005,334
                                                -----------  -----------

                                                $31,806,794  $33,919,338
                                                ===========  ===========

Liabilities and Trust Corpus

 Distribution payable to unitholders..........  $ 1,051,338  $   914,004

 Trust corpus (6,000,000 units of beneficial
  interest authorized and outstanding)........   30,755,456   33,005,334
                                                -----------  -----------

                                                $31,806,794  $33,919,338
                                                ===========  ===========

--------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME


                                                  Year Ended December 31
                                         -----------------------------------------
                                             2000          1999           1998
                                         ------------   -----------    -----------
Royalty income.........................  $ 11,660,510   $ 6,691,336    $ 7,079,632

Interest income........................        27,228        11,098         10,857
                                         ------------   -----------    -----------

 Total income..........................    11,687,738     6,702,434      7,090,489

Administration expense.................       185,624       152,631        163,151
                                         ------------   -----------    -----------

 Distributable income..................  $ 11,502,114   $ 6,549,803    $ 6,927,338
                                         ============   ===========    ===========

 Distributable income per unit
   (6,000,000 units)...................  $   1.917019   $  1.091635    $  1.154555
                                         ============   ===========    ===========

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                                  Year Ended December 31
                                         -----------------------------------------
                                              2000          1999           1998
                                         ------------   -----------    -----------
Trust corpus
  beginning of year....................  $ 33,005,334   $36,024,941    $38,104,367

Amortization of net
  profits interests....................    (2,249,878)   (3,019,607)    (2,079,426)

Distributable income...................    11,502,114     6,549,803      6,927,338

Distributions declared.................   (11,502,114)   (6,549,803)    (6,927,338)
                                         ------------   -----------    -----------

Trust corpus
  end of year..........................  $ 30,755,456   $33,005,334    $36,024,941
                                         ============   ===========    ===========

--------------------------------------------------------------------------------

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS


1.  Trust Organization and Provisions

    Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of Cross Timbers Oil, when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

    - 90% defined net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico, and
    - 75% defined net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

    The underlying properties from which the net profits interests were carved are currently owned by Cross Timbers Oil. Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

    - the trust may not engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;
    - the trust may not dispose of all or part of the net profits interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;
    - the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
    - the trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;
    - the trustee will make monthly cash distributions to unitholders (Note 3); and
    -  the trust will terminate upon the first occurrence of:
         - disposition of all net profits interests pursuant to terms of the trust indenture,
         - gross revenue of the trust is less than $1 million per year for two successive years, or
         - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.


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

    The initial carrying value of the net profits interests of $61,100,449 was Cross Timbers Oil's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $30,344,993 as of December 31, 2000 and was $28,095,115 as of December 31, 1999.

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

    Royalty income received by the trustee consists of net proceeds received in the prior month by Cross Timbers Oil from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% net profits interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

    Cross Timbers Oil, as owner of the underlying properties, computes royalty income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, future royalty income from the net profits interests created by that conveyance will be reduced by such excess costs plus accrued interest. See Note 5.


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

    Cross Timbers Oil has advised the trustee that the trust receives royalty income from coal seam gas wells. Production from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.06 per MMBtu ($0.120389 per unit) in 2000, $1.02 per MMBtu ($0.157564 per unit) in 1999 and $1.05 per MMBtu ($0.162287 per unit) in 1998. Such credit, based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder's regular tax liability, subject to the tentative minimum tax limitation.

5.  Excess Costs

    Cross Timbers Oil has advised the trustee that costs exceeded revenues from the underlying properties of the 75% net profits interests during the years ended December 31, 1999 and 1998, which were recovered during these years and the year ended December 31, 2000. Excess costs and accrued interest for each conveyance must be fully recovered from the respective future net proceeds of the 75% net profits interests before they can again contribute to trust royalty income. The following is a summary of changes in excess costs and recoveries by conveyance during these periods.


                                                       Year Ended December 31,
                                       -------------------------------------------------------
                                          2000             1999                   1998
                                       ---------   ---------------------   ------------------
                                         Texas       Texas     Oklahoma     Texas    Oklahoma
                                       ---------   ---------   ---------   --------  --------
Excess costs and accrued interest -
  beginning of period................  $ 375,802   $ 519,817   $       -   $      -  $      -
Excess costs.........................          -     327,318     105,471    505,011    10,067
Accrued interest.....................      8,034      56,054       1,419     14,806       117
Recovery of excess costs
 and accrued interest................   (383,836)   (527,387)   (106,890)         -   (10,184)
                                       ---------   ---------   ---------   --------  --------

Excess costs and accrued interest -
 end of period.......................  $       -   $ 375,802   $       -   $519,817  $      -
                                       =========   =========   =========   ========  ========

Net to trust (75%)...................  $       -   $ 281,852   $       -   $389,863  $      -
                                       =========   =========   =========   ========  ========

6.  Cross Timbers Oil Company

    In computing royalty income paid to the trust for the 75% net profits interests (Note 3), Cross Timbers Oil deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2000 was $22,570 per month, or $270,840 annually (net to the trust of $16,928 per month or $203,130 annually), and is subject to annual adjustment based on an oil and gas industry index.

    Cross Timbers Oil does not operate or control any of the underlying properties. However, Cross Timbers Oil operates working interests from which approximately 20 overriding royalty interests were conveyed. Cross Timbers Oil acquired these working interests after the overriding royalty interests were conveyed to the trust. As of March 1, 2001, Cross Timbers Oil owned 22.7% of the outstanding trust units.


7.  Supplemental Oil and Gas Reserve Information (Unaudited)

    Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.


8.  Quarterly Financial Data (Unaudited)

    The following is a summary of royalty income, distributable income and distributable income per unit by quarter for 2000 and 1999:


                                                                        Distributable
                                               Royalty     Distributable   Income
                                               Income         Income      per Unit
                                            -------------  -------------  ---------
2000
----
First Quarter.............................    $ 2,352,880    $ 2,300,796  $0.383466
Second Quarter............................      2,477,134      2,424,630   0.404105
Third Quarter.............................      3,394,310      3,346,332   0.557722
Fourth Quarter............................      3,436,186      3,430,356   0.571726
                                              -----------    -----------  ---------
                                              $11,660,510    $11,502,114  $1.917019
                                              ===========    ===========  =========
1999
----
First Quarter.............................    $ 1,479,855    $ 1,440,388  $0.240065
Second Quarter............................      1,213,539      1,171,375   0.195230
Third Quarter.............................      1,696,721      1,658,052   0.276342
Fourth Quarter............................      2,301,221      2,279,988   0.379998
                                              -----------    -----------  ---------
                                              $ 6,691,336    $ 6,549,803  $1.091635
                                              ===========    ===========  =========

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
------------------------------------------

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

    We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2000 and 1999, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2000 and 1999 and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000, in conformity with the modified cash basis of accounting described in Note 2.

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 19, 2001

CROSS TIMBERS ROYALTY TRUST
---------------------------

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

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

Mellon Investor Services, L.L.C.
Dallas, Texas
www.melloninvestor.com