Form 10-K405, Exhibit 13
period 2001-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2002-03-28
CIK 881787

                                                                      EXHIBIT 13

CROSS TIMBERS ROYALTY TRUST
--------------------------------------------------------------------------------

GLOSSARY OF TERMS
-----------------

The following are definitions of significant terms used in this Annual Report:

Bbl                      Barrel (of oil)

Bcf                      Billion cubic feet (of natural gas)

Mcf                      Thousand cubic feet (of natural gas)

MMBtu One million British Thermal Units, a common energy measurement

net proceeds             Gross proceeds received by XTO Energy from sale of
                         production from the underlying properties, less applicable costs, as defined in the net profits interest conveyances

net profits income       Net proceeds multiplied by the applicable net profits
                         percentage of 75% or 90% and paid to the trust by XTO
                         Energy. "Net profits income" is referred to as "royalty income" for income tax purposes.

net profits interest     An interest in an oil and gas property measured by net
                         profits from the sale of production, rather than a specific portion of production. The following defined net profits interests were conveyed to the trust from the underlying properties:

                         90% net profits interests - interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

                         75% net profits interests - interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

royalty interest         A nonoperating interest in an oil and gas property that
(and overriding          provides the owner a specified share of production
royalty interest)        without any production or development costs

underlying properties    XTO Energy's interest in certain oil and gas properties
                         from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest         An operating interest in an oil and gas property that
                         provides the owner a specified share of production that is subject to all production and development costs

Forward-Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part II, Item 7 of the accompanying Form 10-K. Although XTO Energy believes that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.

THE TRUST
--------------------------------------------------------------------------------

Cross Timbers Royalty Trust was created on February 12, 1991 by conveyance of 90% net profits interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net profits interests in certain working interest properties in Texas and Oklahoma. XTO Energy Inc. (formerly known as Cross Timbers Oil Company) owns the underlying properties from which these net profits interests were conveyed. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

Net profits income received by the trust on the last business day of each month is calculated and paid by XTO Energy based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.

UNITS OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2001 and 2000:

                                                    Sales Price
                                              ----------------------      Distributions
     Quarter                                   High            Low          per Unit
-------------------------------------         ------         -------      -------------


  2001
-------------------------------
First ...............................         $18.950        $15.500      $ 0.674817
Second ..............................          23.200         15.250        0.696495
Third ...............................          20.050         15.230        0.566440
Fourth ..............................          18.800         15.050        0.430562
                                                                          ----------
                                                                          $ 2.368314
                                                                          ==========

  2000
-------------------------------
First ...............................         $14.750        $ 9.500      $ 0.383466
Second ..............................          14.188         10.438        0.404105
Third ...............................          17.000         13.000        0.557722
Fourth ..............................          16.938         13.375        0.571726
                                                                          ----------
                                                                          $ 1.917019
                                                                          ==========

At December 31, 2001, there were 6,000,000 units outstanding and approximately 175 unitholders of record; 5,595,758 of these units were held by depository institutions. As of March 1, 2002, XTO Energy owned 1,360,000 units.

SUMMARY
--------------------------------------------------------------------------------

The trust was created to collect and distribute monthly net profits income to unitholders. Trust net profits income is received from two major components, the 90% net profits interests and the 75% net profits interests.

     - The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

     - The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Because of excess costs, the Texas 75% net profits interests did not contribute to trust net profits income in 1999 and through April 2000, and the Oklahoma 75% net profits interests did not contribute to trust net profits income from February through June 1999 and for September 1999. Such excess costs generally occur during periods of higher development activity and lower oil prices. For further information, see "Trustee's Discussion and Analysis - Years Ended December 31, 2001, 2000 and 1999
         - Costs."

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

     - The Nonconventional Fuel Source Tax Credit is related to coal seam gas production through the year 2002 from wells drilled on the properties underlying the 90% net profits interests after December 31, 1979 and prior to January 1, 1993. Unitholders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the unitholder's regular income tax liability, but not below his tentative minimum tax. Congress is considering an extension of existing energy tax credits beyond the scheduled December 31, 2002 expiration date, as well as the creation of similar new tax credits. During 2001, the U.S. House passed a bill that would extend existing tax credits on certain production, while the U.S. Senate is considering a separate bill to address energy tax credits. The potential effect of any final legislation on unitholders is unknown.

     - Cost Depletion is generally available to unitholders as a deduction from net profits income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

            As an example, a unitholder that acquired units in January 2001 and held them throughout 2001 would be entitled to a cost depletion deduction of approximately 8% of his cost. Assuming a cost of $18.00 per unit, cost depletion would offset 59% of 2001 taxable trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 2001 taxable equivalent return as a percentage of unit cost would be 17%. (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

The following summarizes the effect of the above components on distributions per unit for the last three years:

                                           2001                      2000                      1999
                                   -------------------       -------------------       -------------------
                                   Monthly      Annual       Monthly      Annual       Monthly      Annual
                                   Average       Total       Average       Total       Average       Total
                                   -------       -----       -------      ------       -------       -----
Net profits income

- 90% net profits interests .....  $0.178       $2.130       $0.129        $1.550        $0.088        $1.055
- 75% net profits interests .....   0.022        0.268        0.033         0.393         0.005         0.060
Administration expense
  (net of interest income) ......  (0.003)      (0.030)      (0.002)       (0.026)       (0.002)       (0.023)
                                   ------       ------       ------        ------        ------        ------
Total Distribution ..............  $0.197       $2.368       $0.160        $1.917        $0.091        $1.092
                                   ======       ======       ======        ======        ======        ======
Nonconventional Fuel
     Source Tax Credit ..........      *        $0.107           *         $0.120            *         $0.158
                                                ======                     ======                      ======

* - Not applicable

TO UNITHOLDERS
--------------

We are pleased to present the 2001 Annual Report of Cross Timbers Royalty Trust and Form 10-K. Both reports contain important information about the trust's net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2001, net profits income totaled $14,389,316. After deducting trust administration expense and adding interest income, distributable income was $14,209,884, or $2.368314 per unit. Distributions for the year were the highest since the trust's inception and were 24% higher than in 2000 primarily because of higher average gas prices.

Natural gas prices for 2001 averaged $5.09 per Mcf for sales from the underlying properties, a 53% increase from the 2000 average price of $3.32 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2001 totaled 2,932,203 Mcf, or 8,033 Mcf per day, a 5% decrease from 2000 production of 8,417 Mcf per day. Gas volumes were lower primarily because of coal seam gas production decline.

Oil sales volumes from the underlying properties during 2001 were 350,691 Bbls, or 961 Bbls per day, a 2% increase over 2000 levels of 940 Bbls per day. The average oil price decreased to $24.99 per Bbl, down 9% from the 2000 average price of $27.49.

Coal seam gas sales volumes from the underlying properties were 744,092 Mcf in 2001, or a 15% decline from 2000 coal seam gas production of 874,819 Mcf. Coal seam gas sales volumes are lower because of natural production decline. The resulting 2001 coal seam tax credit was $0.107183 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against a unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 2001, proved reserves of the net profits interests were estimated by independent engineers to be 1,299,000 Bbls of oil and 31.7 Bcf of natural gas. Estimated oil reserves and gas reserves decreased 38% and 9%, respectively, from year-end 2000 to 2001 primarily because of lower oil and gas prices. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net revenues from proved reserves of the net profits interests at December 31, 2001 are $91.5 million, or $15.26 per unit. Using an annual discount factor of 10%, the present value of estimated future net revenues at December 31, 2001 is $44.0 million, or $7.34 per unit. Proved reserve estimates and related future net revenues have been determined based on a year-end West Texas Intermediate posted oil price of $16.75 per barrel and a year-end average realized gas price of $2.28 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net revenues is not necessarily indicative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2002, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By:   Bank of America, N.A., Trustee


By:   Ron E. Hooper
      Senior Vice President
                                                                               3

THE UNDERLYING PROPERTIES
-------------------------

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2001 is approximately 12 years for oil and gas. This index is calculated using total proved reserves and estimated 2002 production for the underlying properties. Based on estimated future net revenues at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 24% oil and 76% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. XTO Energy cannot significantly influence or control the operations of the underlying properties.

90% Net profits interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 86% of the discounted future net cash flows from trust proved reserves at December 31, 2001. Approximately 88% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling
31.4 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 614,000 Bbls at December 31, 2001.

Because the properties underlying the 90% net profits interests are royalty interests and overriding royalty interests, net profits income from these properties is not reduced by production and development costs. Additionally, net profits income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly net profits income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 77% of gas sales volumes and 63% of net profits income for 2001. As of December 31, 2001, trust proved reserves in this region are estimated to be 26.1 Bcf, or 82% of total trust gas reserves.

Approximately 26% of trust 2001 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualify for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 2001 coal seam gas sales was approximately $1.08 per MMBtu or $0.107183 per unit, while the coal seam credit for 2000 was $1.06 per MMBtu or $0.120389 per unit. As of December 31, 2001, the trust's proved coal seam gas reserves are estimated to be 3.9 Bcf, as compared with 4.4 Bcf at December 31, 2000.

Congress is considering an extension of existing energy tax credits beyond the scheduled December 31, 2002 expiration date, as well as the creation of similar new tax credits. During 2001, the U.S. House passed a bill that would extend existing tax credits on certain production, while the U.S. Senate is considering a separate bill to address energy tax credits. The potential effect of any final legislation on unitholders is unknown.

Operators are seeking approval to increase the density of coal seam wells drilled in the San Juan Basin. XTO Energy anticipates that hearings on the request will be held in June 2002. Although XTO Energy believes that the outlook for approval of increased density drilling is good, there can be no assurance that such an increase will be approved.

Most of the trust's San Juan Basin conventional, or non-coal seam, production is from the Mesaverde formation. This formation has been approved for increased density drilling, doubling the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that it believes operators will further develop the Mesaverde formation underlying the net profits interests, and such future development could significantly impact underlying gas sales volumes. There was minimal drilling in 2001 because of environmental concerns that delayed approval of drilling permits.

75% Net profits interests

Underlying the 75% net profits interests are working interests in seven large properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. With its relatively minor working interest, XTO Energy generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 685,000 Bbls at year-end 2001. Based on year-end oil and gas prices, proved reserves from these interests represent 14% of the discounted future net cash flows of the trust's proved reserves at December 31, 2001.

Because these underlying properties are working interests, production and development costs are deducted in calculating net profits income from the 75% net profits interests. As a result, net profits income from these interests is affected by the level of maintenance and development activity on these underlying properties. Net profits income is also dependent upon oil sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2001 development costs were $1,133,869, up 54% from 2000 development costs of $738,605. First quarter 2002 development costs totaled approximately $286,000; these costs are primarily related to fourth quarter 2001 expenditures.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $896,000 for 2001 and $356,000 for 2000. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to XTO Energy's interests, of approximately $417,000 for 2002 and $204,000 for 2003.

Higher development costs and lower oil prices during 1998 and early 1999 caused costs to exceed revenues from the properties underlying the 75% net profits interests. During 1999 and 2000, $1,018,113 ($763,585 net to the trust) of such excess costs and accrued interest were recovered. There were no excess costs in 2001. In February and March 2002, total excess costs and accrued interest of $71,006 were incurred on the Texas 75% net profits interests as a result of lower oil prices and increased development costs. For information regarding the effect of excess costs on trust net profits income, see "Trustee's Discussion and Analysis - Years Ended December 31, 2001, 2000 and 1999 - Costs."

--------------------------------------------------------------------------------

Estimated Proved Reserves and Future Net Revenues

The following are proved reserves of the underlying properties and proved reserves and future net revenues from proved reserves of the net profits interests at December 31, 2001, as estimated by independent engineers:

                                        Underlying Properties                    Net Profits Interests
                                        ---------------------    ------------------------------------------------------
                                         Proved Reserves (a)     Proved Reserves (a) (b)       Future Net Revenues
                                        ---------------------    -----------------------   from Proved Reserves (a) (c)
                                            Oil        Gas          Oil        Gas         ----------------------------
(in thousands)                            (Bbls)      (Mcf)       (Bbls)      (Mcf)        Undiscounted      Discounted
                                          ------      -----       ------      -----        ------------      ----------
90% Net profits interests

  San Juan Basin

    Conventional ...................        66      24,661          59       22,195        $ 53,323        $ 22,487
    Coal Seam ......................        -0-      4,336          -0-       3,902           5,564           3,688
                                         -----      ------       -----       ------           -----        --------
       Total .......................        66      28,997          59       26,097          58,887          26,175
  Other New Mexico .................       125         294         112          248           2,435           1,427
  Texas ............................       425       3,795         383        3,410          14,216           8,003
  Oklahoma .........................        67       1,886          60        1,683           4,559           2,488
                                         -----      ------       -----       ------        --------        --------
       Total .......................       683      34,972         614       31,438          80,097          38,093
                                         -----      ------       -----       ------        --------        --------

75% Net profits interests

  Texas ............................     1,553         720         458          213           7,714           3,854
  Oklahoma .........................     1,186         314         227           55           3,730           2,097
                                         -----      ------       -----       ------        --------        --------
       Total .......................     2,739       1,034         685          268          11,444           5,951
                                         -----      ------       -----       ------        --------        --------

       TOTAL .......................     3,422      36,006       1,299       31,706        $ 91,541        $ 44,044
                                         =====      ======       =====       ======        ========        ========

--------------------------

(a) Based on year-end oil and gas prices. Discounted estimated future net revenues from proved reserves decreased 74% from year-end 2000 to 2001, primarily because of a 76% decrease in year-end gas prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

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

TRUSTEE'S DISCUSSION AND ANALYSIS
---------------------------------

Years Ended December 31, 2001, 2000 and 1999

Net profits income for 2001 was $14,389,316, as compared with $11,660,510 for 2000 and $6,691,336 for 1999. The 23% increase in net profits income from 2000 to 2001 was because of higher product prices partially offset by higher development costs and increased production and property taxes associated with increased revenues. The 74% increase in net profits income from 1999 to 2000 was also because of higher product prices. During 2001, 2000 and 1999, 77%, 64% and 79%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $198,482 in 2001 as compared to $185,624 in 2000 and $152,631 in 1999. Interest income was $19,050 in 2001, $27,228 in 2000 and $11,098 in 1999.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

     o  oil and gas sales volumes,
     o  oil and gas sales prices, and
     o  costs deducted in the calculation of net profits income.

Volumes

Oil. Underlying oil sales volumes increased 2% from 2000 to 2001, as compared to a 1% decrease from 1999 to 2000. Sales volume increases in 2001 were because of the timing of cash receipts partially offset by production decline. Sales volume decreases in 2000 were related to natural production decline and timing of cash receipts and were offset by increased production from properties underlying the Texas 75% and 90% net profits interests.

Gas. Underlying gas sales volumes decreased 5% from 2000 to 2001 as compared to a 15% decrease from 1999 to 2000. Lower 2001 gas sales volumes were primarily because of coal seam gas production decline. Lower 2000 gas sales volumes were primarily because of timing of cash receipts and coal seam gas production decline.

Prices

Oil. The average oil price for 2001 was $24.99 per Bbl, 9% lower than the 2000 average oil price of $27.49, which was 85% higher than the 1999 average price of $14.88. After OPEC members and other oil producers agreed to production cuts in March 1999, oil prices climbed through the remainder of 1999 and first quarter 2000. Despite OPEC production increases in 2000, increased demand sustained higher prices. The West Texas Intermediate ("WTI") posted price reached $34.25 per Bbl in September 2000, its highest level in ten years. Lagging demand in 2001, resulting from a worldwide economic slowdown, caused oil prices to decline. OPEC members agreed to cut daily production by one million barrels in April and an additional one million barrels in September to adjust for weak demand and excess supply. The economic decline was accelerated by the terrorist attacks in the United States on September 11, 2001, placing additional downward pressure on oil prices. In December, OPEC announced additional production cuts of 1.5 million barrels per day effective January 1, 2002, for six months. The average WTI posted price for January and February 2002 was $17.06, compared with $22.87 for the year 2001 and $17.26 for fourth quarter 2001. Oil prices have risen in March to an average WTI posted price of about $21.00 through March 25. Recent trust oil prices have averaged approximately $0.70 higher than the WTI posted price.

Gas. The 2001 average gas price was $5.09 per Mcf, a 53% increase from the 2000 average gas price of $3.32, which was a 67% increase from the 1999 average price of $1.99. Gas prices were lower in 1999 primarily because of the abnormally warm winter of 1998-1999 across the United States that resulted in higher levels of gas storage. Gas prices began to increase in May 1999 and, after declining briefly at year end, strengthened in 2000, reaching a record high of $10.10 per MMBtu in December 2000 as winter demand strained gas supplies. Gas prices declined during 2001 because of fuel switching due to higher prices, milder weather and a weaker economy which has reduced the demand for gas and resulted in sharply increased gas storage levels. The average NYMEX price for January and February 2002 was $2.23 per MMBtu. Gas prices have risen in March to an average NYMEX posted price of $2.93 through March 25. The trust's recent gas prices have averaged $0.25 per MMBtu lower than the NYMEX price.

Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of net profits income from these interests only includes deductions for production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of net profits income from the 75% net profits interests includes deductions for production and development costs since the related underlying properties are working interests. Net profits income is calculated monthly for each of the five conveyances under which the net profits interests were conveyed to the trust. If monthly costs exceed revenues for any conveyance, such excess costs must be recovered, with accrued interest, from future net proceeds of that conveyance and cannot reduce net profits income from other conveyances.

Continued on page 8

--------------------------------------------------------------------------------

Calculation of Net Profits Income
The following is a summary of the calculation of net profits income received by the trust:

                                                                                        Three Months
                                          Year Ended December 31 (a)                Ended December 31 (a)
                                -----------------------------------------         ------------------------
                                   2001            2000          1999                2001         2000
                                ------------   ------------  ------------         -----------  -----------

Sales Volumes
   Oil (Bbls) (b)
     Underlying properties ....      350,691        344,123       348,609              98,786       81,865
          Average per day .....          961            940           955               1,074          890
     Net profits interests ....      145,678        163,219        97,677              49,341       41,264

   Gas (Mcf) (b)
     Underlying properties ....    2,932,203      3,080,601     3,643,023             776,281      683,897
          Average per day .....        8,033          8,417         9,981               8,438        7,434
     Net profits interests ....    2,552,207      2,689,259     3,162,942             669,272      598,457

Average Sales Price
   Oil (per Bbl) ..............  $     24.99   $      27.49  $      14.88         $     22.74  $     31.18
   Gas (per Mcf) ..............  $      5.09   $       3.32  $       1.99         $      3.00  $      4.33

Revenues
   Oil sales .................. $  8,763,283   $  9,459,575  $  5,189,030         $ 2,246,178  $ 2,552,251
   Gas sales ..................   14,922,881     10,231,063     7,260,100           2,329,339    2,959,679
                                ------------   ------------  ------------         -----------  -----------
     Total Revenues ...........   23,686,164     19,690,638    12,449,130           4,575,517    5,511,930
                                ------------   ------------  ------------         -----------  -----------

Costs
   Taxes, transportation
      and other ...............    3,298,631      2,566,816     1,606,058             691,398      640,856
   Production expense (c) .....    2,908,305      2,520,954     2,390,818             731,502      658,350
   Development costs ..........    1,133,869        738,605       736,060             163,208      230,765
   Excess costs ...............       -              -           (432,789)             -            -
   Recovery of excess costs
     and accrued interest .....       -             383,836       634,277              -            -
                                ------------   ------------  ------------         -----------  -----------
     Total Costs ..............    7,340,805      6,210,211     4,934,424           1,586,108    1,529,971
                                ------------   ------------  ------------         -----------  -----------

Net Proceeds .................. $ 16,345,359   $ 13,480,427  $  7,514,706         $ 2,989,409  $ 3,981,959
                                ============   ============  ============         ===========  ===========
Net Profits Income ............ $ 14,389,316   $ 11,660,510  $  6,691,336         $ 2,609,358  $ 3,436,186
                                ============   ============  ============         ===========  ===========

---------------------------------

     (a) Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the three months ended December 31 generally relate to oil production from August through October and gas production from July through September.

     (b) Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

     (c) Includes an overhead fee deducted and retained by XTO Energy. As of December 31, 2001, this fee was $23,925 per month and is subject to adjustment each May based on an oil and gas industry index.

Before adjustment for excess costs (see "Excess Costs" below), total costs deducted in the calculation of net profits income were $7,340,805 in 2001, $5,826,375 in 2000 and $4,732,936 in 1999. The 26% increase in costs from 2000 to 2001 and the 23% increase in costs from 1999 to 2000 are primarily attributable to increased production and property tax and other purchaser deductions associated with higher revenues. In 2001, higher development costs are related to wells drilled on two of the underlying properties and increased production expense is related to the timing of maintenance projects and higher power and fuel costs.

Excess Costs

At the beginning of 1999, accumulated excess costs and accrued interest for the Texas 75% net profits interests totaled $519,817. During 1999, costs exceeded revenues for properties underlying the Texas 75% net profits interests by $327,318 and for the properties underlying the Oklahoma 75% net profits interests by $105,471. Excess costs for the Texas 75% net profits interests were primarily the result of low oil prices and increased development costs for a 1998 carbon dioxide injection project, while excess costs for the Oklahoma 75% net profits interests were primarily because of low oil prices and reduced oil sales volumes related to mechanical complications on one of the underlying properties.

With improved oil prices, recoveries of excess costs and accrued interest totaled $911,223 for the Texas 75% net profits interests and $106,890 for the Oklahoma 75% net profits interests in the last half of 1999 and first half of 2000. Excess costs and accrued interest were fully recovered for the Texas 75% net profits interests in May 2000 and for the Oklahoma 75% net profits interests in October 1999. There were no excess costs in 2001.

In February and March 2002, total excess costs and accrued interest of $71,006 were incurred on the Texas 75% net profits interests as a result of lower oil prices and increased development costs. These costs must be recovered from the properties underlying the Texas 75% net profits interests before they can again contribute to trust net profits income.

See Note 5 to Financial Statements.

Fourth Quarter 2001 and 2000

During the quarter ended December 31, 2001, the trust received net profits income totaling $2,609,358, compared with fourth quarter 2000 net profits income of $3,436,186. The 24% decrease in net profits income from fourth quarter 2000 to 2001 was primarily because of lower product prices.

Administration expense was $27,285 and interest income was $1,299, resulting in fourth quarter 2001 distributable income of $2,583,372, or $0.430562 per unit. Distributable income for fourth quarter 2000 was $3,430,356 or $0.571726 per unit. Distributions to unitholders for the quarter ended December 31, 2001 were:

              Record Date               Payment Date              Per Unit
           -----------------          -----------------          ----------
           October 31, 2001           November 15, 2001          $ 0.137660
           November 30, 2001          December 14, 2001            0.150764
           December 31, 2001          January 15, 2002             0.142138
                                                                 ----------
                                                                 $ 0.430562
                                                                 ==========

Volumes

Fourth quarter 2001 underlying oil sales volumes were 98,786 Bbls, or 21% higher than 2000 levels. Underlying gas sales volumes were 776,281 Mcf, or 14% higher than 2000 levels. Volumes increased primarily because of the timing of cash receipts.

Prices

The average fourth quarter 2001 oil price was $22.74 per Bbl, 27% lower than the fourth quarter 2000 average price of $31.18. The average fourth quarter gas price was $3.00 per Mcf in 2001, 31% lower than the fourth quarter 2000 average price of $4.33. For further information about oil and gas prices, see "Years Ended December 31, 2001, 2000 and 1999 - Prices" above.

Costs

Costs deducted in the calculation of fourth quarter 2001 net profits income increased $56,137, or 4%, from fourth quarter 2000. This was the result of increased property tax partially offset by lower development costs primarily related to a carbon dioxide project on one of the properties underlying the Texas 75% net profits interests.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7a of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

                                                                             December 31
                                                                 -------------------------------------
                                                                      2001                 2000
                                                                 ---------------      ----------------
Assets

  Cash and short-term investments ...........................    $       852,349      $     1,048,031

  Interest to be received ...................................                479                3,307

  Net profits interests in oil and gas properties - net
    (Notes 1 and 2) .........................................         28,895,086           30,755,456
                                                                 ---------------      ---------------

                                                                 $    29,747,914      $    31,806,794
                                                                 ===============      ===============

Liabilities and Trust Corpus

  Distribution payable to unitholders .......................    $       852,828      $     1,051,338

  Trust corpus (6,000,000 units of beneficial
     interest authorized and outstanding) ...................         28,895,086           30,755,456
                                                                 ---------------      ---------------

                                                                 $    29,747,914      $    31,806,794
                                                                 ===============      ===============

--------------------------------------------------------------------------------

STATEMENTS OF DISTRIBUTABLE INCOME

                                                             Year Ended December 31
                                            ----------------------------------------------------------
                                                  2001                2000                 1999
                                            ---------------      ---------------      ---------------
Net profits income ......................   $    14,389,316      $    11,660,510      $     6,691,336

Interest income .........................            19,050               27,228               11,098
                                            ---------------      ---------------      ---------------

  Total income ..........................        14,408,366           11,687,738            6,702,434

Administration expense ..................           198,482              185,624              152,631
                                            ---------------      ---------------      ---------------

  Distributable income ..................   $    14,209,884      $    11,502,114      $     6,549,803
                                            ===============      ===============      ===============

  Distributable income per unit
    (6,000,000 units) ...................   $     2.368314       $      1.917019      $     1.091635
                                            ==============       ===============      ==============

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN TRUST CORPUS

                                                             Year Ended December 31
                                            ---------------------------------------------------------
                                                  2001                  2000               1999
                                            ---------------       ---------------     ---------------
Trust corpus, beginning of year .......     $    30,755,456       $    33,005,334     $    36,024,941

Amortization of net profits
  interests ...........................          (1,860,370)           (2,249,878)         (3,019,607)

Distributable income ..................          14,209,884            11,502,114           6,549,803

Distributions declared ................         (14,209,884)          (11,502,114)         (6,549,803)
                                             --------------        --------------     ---------------

TTrust corpus, end of year ............      $   28,895,086        $   30,755,456     $    33,005,334
                                             ==============        ==============     ===============

--------------------------------------------------------------------------------

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1.   Trust Organization and Provisions

     Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy, when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

     - 90% net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico, and
     - 75% net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

     The underlying properties from which the net profits interests were carved are currently owned by XTO Energy. Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

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

2.   Basis of Accounting

     The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

     - Net profits income is recorded in the month received by the trustee (Note 3).
     - Interest income, interest to be received and distribution payable to unitholders include interest to be earned on net profits income from the monthly record date (last business day of the month) through the date of the next distribution.
     - Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.
     - Distributions to unitholders are recorded when declared by the trustee (Note 3).

     The most significant differences between the trust's financial statements and those prepared in accordance with generally accepted accounting principles are:

     - Net profits income is recognized in the month received rather than accrued in the month of production.
     -    Expenses are recognized when paid rather than when incurred.
     - Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

     The initial carrying value of the net profits interests of $61,100,449 was XTO Energy's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $32,205,363 as of December 31, 2001 and was $30,344,993 as of December 31, 2000.

3.   Distributions to Unitholders

     The trustee determines the amount to be distributed to unitholders each month by totaling net profits income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to unitholders of record within ten business days after the monthly record date, the last business day of the month.

     Net profits income received by the trustee consists of net proceeds received in the prior month by XTO Energy from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% net profits interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

     XTO Energy, as owner of the underlying properties, computes net profits income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, future net profits income from the net profits interests created by that conveyance will be reduced by such excess costs plus accrued interest. See Note 5.


4.   Federal Income Taxes

     Tax counsel has advised the trust that, under current tax laws, the trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

     For federal income tax purposes, unitholders of a grantor trust are considered to own trust income and principal as though no trust were in existence. The income of the trust is deemed to be received or accrued by the unitholders at the time such income is received or accrued by the trust, rather than when distributed by the trust.

     XTO Energy has advised the trustee that the trust receives net profits income from coal seam gas wells. Production through 2002 from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.08 per MMBtu ($0.107183 per unit) in 2001, $1.06 per MMBtu ($0.120389 per unit) in 2000 and
$1.02 per MMBtu ($0.157564 per unit) in 1999. Such credit, based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder's regular tax liability, subject to the tentative minimum tax limitation.

     Congress is considering an extension of existing energy tax credits beyond the scheduled December 31, 2002 expiration date, as well as the creation of similar new tax credits. During 2001, the U.S. House passed a bill that would extend existing Section 29 tax credits on certain production, while the U.S. Senate is considering a separate bill to address energy tax credits, including
Section 29. The potential effect of any final legislation of unitholders in unknown.

5.   Excess Costs

     XTO Energy has advised the trustee that costs exceeded revenues from the underlying properties of the 75% net profits interests during 1998 and 1999, which were recovered during 1999 and 2000. There were no excess costs or recoveries in 2001. Excess costs and accrued interest for each conveyance must be fully recovered from the respective future net proceeds of the 75% net profits interests before they can again contribute to trust net profits income. The following is a summary of changes in excess costs and recoveries by conveyance during 1999 and 2000.

                                                                     Year Ended December 31,
                                                            ----------------------------------------
                                                                2000                  1999
                                                            -----------     ------------------------
                                                                Texas          Texas      Oklahoma
                                                            -----------     -----------  -----------
Excess costs and accrued interest - beginning of period ..  $   375,802     $   519,817  $       -
Excess costs .............................................          -           327,318      105,471
Accrued interest .........................................        8,034          56,054        1,419
Recovery of excess costs and accrued interest ............     (383,836)       (527,387)    (106,890)
                                                            -----------     -----------  -----------

Excess costs and accrued interest - end of period ........  $       -       $   375,802  $       -
                                                            ===========     ===========  ===========

Net to trust (75%) .......................................  $       -       $   281,852  $       -
                                                            ===========     ===========  ===========

     In February and March 2002, total excess costs and accrued interest of $71,006 were incurred on the Texas 75% net profits interests as a result of lower oil prices and increased development costs.

6.   XTO Energy Inc.

     In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2001 was $23,925 per month, or $287,100 annually (net to the trust of $17,944 per month or $215,325 annually), and is subject to annual adjustment based on an oil and gas industry index.

     With the exception of working interests from which approximately 20 overriding royalty interests were conveyed, XTO Energy does not operate or control any of the underlying properties or related working interests. XTO Energy acquired these working interests after the overriding royalty interests were conveyed to the trust.

     As of March 1, 2002, XTO Energy owned 22.7% of the outstanding trust units. In June 2001, the trust and XTO Energy filed an amended registration statement with the Securities and Exchange Commission to sell 1,360,000 units (22.7% of outstanding units) held by XTO Energy. The trust did not participate in XTO Energy's decisions to acquire or sell units and will not receive any of the proceeds in the event of such sale.

7.   Supplemental Oil and Gas Reserve Information (Unaudited)

     Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

8.   Quarterly Financial Data (Unaudited)

     The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2001 and 2000:

                                                                          Distributable
                                      Net Profits     Distributable          Income
                                        Income            Income            per Unit
                                    -------------     --------------     ---------------
2001
----
First Quarter ..................    $   4,107,459     $    4,048,902     $    0.674817
Second Quarter .................        4,221,331          4,178,970          0.696495
Third Quarter ..................        3,451,168          3,398,640          0.566440
Fourth Quarter .................        2,609,358          2,583,372          0.430562
                                    -------------     --------------     -------------
                                    $  14,389,316     $   14,209,884     $    2.368314
                                    =============     ==============     =============
2000
----
First Quarter ..................    $   2,352,880     $    2,300,796     $    0.383466
Second Quarter .................        2,477,134          2,424,630          0.404105
Third Quarter ..................        3,394,310          3,346,332          0.557722
Fourth Quarter .................        3,436,186          3,430,356          0.571726
                                    -------------     --------------     -------------
                                    $  11,660,510     $   11,502,114     $    1.917019
                                    =============     ==============     =============

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2001 and 2000, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2001 and 2000 and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001, in conformity with the modified cash basis of accounting described in Note 2.




ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 19, 2002

CROSS TIMBERS ROYALTY TRUST
---------------------------

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form
10-K has been provided with this Annual Report.
Additional copies of this Annual Report and Form
10-K will be provided to unitholders without charge upon request. Copies of exhibits to the Form 10-K may be obtained upon request.

AUDITORS
--------

Arthur Andersen LLP
Fort Worth, Texas

LEGAL COUNSEL
-------------

Thompson & Knight L.L.P.
Dallas, Texas

TAX COUNSEL
-----------

Winstead Sechrest & Minick P.C.
Houston, Texas

TRANSFER AGENT AND REGISTRAR
----------------------------

Mellon Investor Services, L.L.C.
Dallas, Texas
www.melloninvestor.com