Form 10-K, Exhibit 13
period 2002-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2003-03-31
CIK 881787

                                                                      EXHIBIT 13

GLOSSARY OF TERMS

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

                               90% net profits interests - interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

                               75% net profits interests - interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

           royalty interest    A nonoperating interest in an oil and gas
    (and overriding royalty    property that provides the owner a specified
                  interest)    share of production without any production or
                               development costs

      underlying properties    XTO Energy's interest in certain oil and gas
                               properties from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

           working interest    An operating interest in an oil and gas property
                               that provides the owner a specified share of production that is subject to all production and development costs

Forward-Looking Statements

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part II, Item 7 of the accompanying Form 10-K. Although XTO Energy and the trustee believe that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.

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

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2002 and 2001:

                                            Sales Price        Distributions
                                       -------------------     -------------
  Quarter                                 High       Low          per Unit
----------------------------------     --------    -------     -------------
  2002
----------------------------------
First ..............................   $  19.50    $ 16.90     $    0.300791
Second .............................      19.40      15.00          0.287258
Third ..............................      18.03      14.50          0.415739
Fourth .............................      20.23      17.00          0.466597
                                                               -------------
                                                               $    1.470385
                                                               =============

  2001
----------------------------------
First ..............................   $  18.95    $ 15.50     $    0.674817
Second .............................      23.20      15.25          0.696495
Third ..............................      20.05      15.23          0.566440
Fourth .............................      18.80      15.05          0.430562
                                                                ------------
                                                                $   2.368314
                                                                ============

At December 31, 2002, there were 6,000,000 units outstanding and approximately 175 unitholders of record; 5,667,175 of these units were held by depository institutions. As of March 3, 2003, XTO Energy owned 1,360,000 units.

SUMMARY

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

     - The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Because of excess costs, the Texas 75% net profits interests did not contribute to trust net profits income from February through April 2002 and January through April 2000. Such excess costs generally occur during periods of higher development activity and/or lower oil prices. For further information, see "Trustee's Discussion and Analysis - Years Ended December 31, 2002, 2001 and 2000 - Costs."

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

     - The Nonconventional Fuel Source Tax Credit is related to coal seam gas production through 2002 from wells drilled on the properties underlying the 90% net profits interests after December 31, 1979 and prior to January 1, 1993. Unitholders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the unitholder's regular income tax liability, but not below his tentative minimum tax. Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

     - Cost Depletion is generally available to unitholders as a deduction from net profits income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

           As an example, a unitholder that acquired units in January 2002 and held them throughout 2002 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming a cost of $18.00 per unit, cost depletion would completely offset 2002 taxable trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 2002 taxable equivalent return as a percentage of unit cost would be 13%. Excluding the effect of the coal seam tax credit, the taxable equivalent return was 12%. (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

The following table summarizes the effect of the above components on distributions per unit for the last three years:

                                               2002                    2001                      2000
                                      ---------------------   ----------------------    --------------------
                                       Monthly      Annual     Monthly      Annual       Monthly     Annual
                                       Average       Total     Average       Total       Average      Total
                                      ---------    --------   ---------    ---------    ---------   --------
Net profits income:
- 90% net profits interests ........  $  0.109     $ 1.302    $ 0.178      $  2.130     $  0.129     $ 1.550

- 75% net profits interests ........     0.017       0.206      0.022         0.268        0.033       0.393

Administration expense
  (net of interest income) .........    (0.003)     (0.038)    (0.003)       (0.030)      (0.002)     (0.026)
                                      --------     -------    -------      --------     --------     -------
Total Distribution .................  $  0.123     $ 1.470    $ 0.197      $  2.368     $  0.160     $ 1.917
                                      ========     =======    =======      ========     ========     =======
Nonconventional Fuel
     Source Tax Credit .............       *       $ 0.082        *        $  0.107          *       $ 0.120
                                                   =======                 ========                  =======

* - Not applicable

TO UNITHOLDERS

We are pleased to present the 2002 Annual Report of Cross Timbers Royalty Trust and Form 10-K. Both reports contain important information about the trust's net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2002, net profits income totaled $9,049,271. After deducting trust administration expense and adding interest income, distributable income was $8,822,310, or $1.470385 per unit. Distributions for the year were lower than in 2001 primarily because of lower average gas prices.

Natural gas prices for 2002 averaged $2.79 per Mcf for sales from the underlying properties, a 45% decrease from the 2001 average price of $5.09 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2002 totaled 3,029,949 Mcf, or 8,301 Mcf per day, a 3% increase from 2001 production of 2,932,203 Mcf, or 8,033 Mcf per day. Gas volumes were higher primarily because of a one-time correction of the trust's interest in properties that were nonproducing at the trust's inception.

Oil sales volumes from the underlying properties during 2002 were 338,975 Bbls, or 929 Bbls per day, a 3% decrease from 2001 levels of 350,691 Bbls, or 961 Bbls per day. The average oil price decreased to $22.31 per Bbl, down 11% from the 2001 average price of $24.99.

Coal seam gas sales volumes from the underlying properties were 580,141 Mcf in 2002, or a 22% decline from 2001 coal seam gas production of 744,092 Mcf. Coal seam gas sales volumes are lower because of natural production decline and an adjustment in 2002 related to previously misclassified coal seam volumes. Excluding the effect of this adjustment, 2002 coal seam production declined by 10%. The resulting 2002 coal seam tax credit was $0.081581 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against a unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 2002, proved reserves of the net profits interests were estimated by independent engineers to be 1,716,000 Bbls of oil and 31.1 Bcf of natural gas. Estimated oil reserves increased 32% from year-end 2001 to 2002 primarily because of higher year-end oil prices. Gas reserves decreased 2% from year-end 2001 to 2002 primarily because of production. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2002 are $164.1 million, or $27.35 per unit. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2002 is $80.0 million, or $13.33 per unit. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $28.00 per barrel and a year-end average realized gas price of $4.06 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2003, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust
By:  Bank of America, N.A., Trustee

By:  Nancy G. Willis
     Assistant Vice President

THE UNDERLYING PROPERTIES

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2002 is approximately 12 years. This index is calculated using total proved reserves and estimated 2003 production for the underlying properties. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 29% oil and 71% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. XTO Energy cannot significantly influence or control the operations of the underlying properties.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 80% of the discounted future net cash flows from trust proved reserves at December 31, 2002. Approximately 87% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling
30.6 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 645,000 Bbls at December 31, 2002.

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

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 72% of gas sales volumes and 50% of net profits income for 2002. As of December 31, 2002, trust proved reserves in this region are estimated to be 24.9 Bcf, or 80% of total trust gas reserves.

Approximately 20% of trust 2002 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualify for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 2002 coal seam gas sales was approximately $1.10 per MMBtu or $0.081581 per unit, while the coal seam credit for 2001 was $1.08 per MMBtu or $0.107183 per unit.

Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from 320 acres to 160 acres on a significant portion of the trust's acreage. XTO Energy Inc. has informed the trustee that it believes most operators of the related properties will pursue such increased density drilling. However, there can be no assurance that any potential development will significantly affect the trust.

Most of the trust's San Juan Basin conventional, or non-coal seam, gas is produced from the Mesaverde formation. This formation has been approved for increased density drilling, doubling the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that it believes operators will further develop the Mesaverde formation underlying the net profits interests, and such future development could significantly impact underlying gas sales volumes. Mesaverde drilling increased in 2002, after drilling permits were delayed in 2001 because of environmental concerns.

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

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 1,071,000 Bbls at year-end 2002. Based on year-end oil and gas prices, proved reserves from these interests represent 20% of the discounted future net cash flows of the trust's proved reserves at December 31, 2002.

Because these underlying properties are working interests, production and development costs are deducted in calculating net profits income from the 75% net profits interests. As a result, net profits income from these interests is affected by the level of maintenance and development activity on these underlying properties. Net profits income is also dependent upon oil and gas sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2002 development costs were $571,680, down 50% from 2001 development costs of $1,133,869. First quarter 2003 development costs totaled approximately $50,000; these costs are primarily related to fourth quarter 2002 expenditures.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $417,000 for 2002 and $896,000 for

2001. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to XTO Energy's interests, of approximately $242,000 for 2003 and $236,000 for 2004.

In first quarter 2002, total excess costs and accrued interest of $67,484 were incurred on the Texas 75% net profits interests as a result of lower oil prices. There were no excess costs in 2001. For information regarding the effect of excess costs on trust net profits income, see "Trustee's Discussion and Analysis
- Years Ended December 31, 2002, 2001 and 2000 - Costs."


Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties and proved reserves and future net cash flows from proved reserves of the net profits interests at December 31, 2002, as estimated by independent engineers:

                                   Underlying Properties                     Net Profits Interests
                                 -------------------------  -------------------------------------------------------
                                    Proved Reserves (a)      Proved Reserves (a) (b)     Future Net Cash Flows
                                 -------------------------  -------------------------
                                      Oil          Gas          Oil          Gas       from Proved Reserves (a) (c)
                                                                                     -------------------------------
(in thousands)                       (Bbls)       (Mcf)       (Bbls)        (Mcf)    Undiscounted      Discounted
                                 -----------   -----------  -----------  ----------- ------------    --------------
90% Net Profits Interests
  San Juan Basin
    Conventional ..............           64      23,802            58       21,422   $      82,006  $       34,837
    Coal Seam .................            -       3,865             -        3,478          10,526           6,914
                                   ---------   ---------   -----------   ----------   -------------  --------------
       Total ..................           64      27,667            58       24,900          92,532          41,751
  Other New Mexico ............          122         284           109          263           4,105           2,336
  Texas .......................          458       3,753           412        3,380          26,870          14,370
  Oklahoma ....................           73       2,330            66        2,068          10,342           5,480
                                   ---------   ---------   -----------   ----------   -------------  --------------
       Total ..................          717      34,034           645       30,611         133,849          63,937
                                   ---------   ---------   -----------   ----------   -------------  --------------

75% Net Profits Interests
  Texas .......................        1,640         865           690          365          20,160           9,927
  Oklahoma ....................        1,300         398           381          116          10,102           6,127
                                   ---------   ---------   -----------   ----------   -------------  --------------
       Total ..................        2,940       1,263         1,071          481          30,262          16,054
                                   ---------   ---------   -----------   ----------   -------------  --------------

       TOTAL ..................        3,657      35,297         1,716       31,092   $     164,111  $       79,991
                                   =========   =========   ===========   ==========   =============  ==============

--------------------------

(a) Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves increased 82% from year-end 2001 to 2002, primarily because of a 78% increase in year-end gas prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

(b) Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c) Before income taxes since future net cash flows are not subject to taxation at the trust level.

TRUSTEE'S DISCUSSION AND ANALYSIS

Years Ended December 31, 2002, 2001 and 2000

Net profits income for 2002 was $9,049,271, as compared with $14,389,316 for 2001 and $11,660,510 for 2000. The 37% decrease in net profits income from 2001 to 2002 was because of lower product prices. The 23% increase in net profits income from 2000 to 2001 was because of higher average gas prices. During 2002, 2001 and 2000, 67%, 77% and 64%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $231,447 in 2002 as compared to $198,482 in 2001 and $185,624 in 2000. The 17% increase in administration expense from 2001 to 2002 was primarily because of the timing of expenditures. Interest income was $4,486 in 2002, $19,050 in 2001 and $27,228 in 2000. The 76% decrease in interest income from 2001 to 2002 was because of the decrease in net profits income and interest rates.

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

Volumes

Oil. Underlying oil sales volumes decreased 3% from 2001 to 2002, as compared to a 2% increase from 2000 to 2001. Sales volume decreases in 2002 were primarily because of natural production decline. Sales volume increases in 2001 were because of the timing of cash receipts partially offset by production decline.

Gas. Underlying gas sales volumes increased 3% from 2001 to 2002 as compared to a 5% decrease from 2000 to 2001. Higher 2002 gas sales volumes were primarily because of a one-time correction of the trust's interest in properties that were nonproducing at the trust's inception. Lower 2001 gas sales volumes were primarily because of coal seam gas production decline.

Prices

Oil. The average oil price for 2002 was $22.31 per Bbl, 11% lower than the 2001 average oil price of $24.99, which was 9% lower than the 2000 average price of $27.49. The West Texas Intermediate ("WTI") posted price reached $34.25 per Bbl in September 2000, then its highest level in ten years. Lagging demand, resulting from a worldwide economic slowdown, caused oil prices to decline during 2001. OPEC members agreed to cut daily production by one million barrels in April 2001 and an additional one million barrels in September 2001 to adjust for weak demand and excess supply. The economic decline was accelerated by the terrorist attacks in the U.S. on September 11, 2001, placing additional downward pressure on oil prices. OPEC cut an additional 1.5 million barrels per day during 2002. Oil prices increased during 2002 largely because of OPEC production discipline and rising uncertainty surrounding the Middle East. OPEC members agreed to increase daily oil production 1.5 million barrels beginning February 1, 2003, to help stabilize a volatile world market. However, with continuing threat of war in Iraq, oil prices are expected to remain volatile. The average WTI posted price for January and February 2003 was $30.95, compared with $22.90 for the year 2002 and $24.99 for fourth quarter 2002. Oil prices have risen in March 2003 to an average WTI posted price of about $33.63 through March 14. Recent trust oil prices have averaged approximately $0.80 higher than the WTI posted price.

Gas. The 2002 average gas price was $2.79 per Mcf, a 45% decrease from the 2001 average gas price of $5.09, which was a 53% increase from the 2000 average price of $3.32. At the beginning of 2000, NYMEX gas prices approximated $2.30 per MMBtu. Gas prices strengthened in 2000 reaching a record high of $10.10 per MMBtu in December 2000 as winter demand strained gas supplies. Prices subsequently declined in 2001 because of fuel switching due to higher prices, milder weather and a weaker economy, which reduced demand for gas to generate electricity. As of December 31, 2001, the NYMEX gas price was $2.57 per MMBtu. Despite the winter of 2001-2002 being one of the warmest on record and higher than average gas storage levels, gas prices gradually climbed in 2002 as a result of low levels of drilling activity, increased industrial demand, colder weather in late 2002 and international instability. With colder than normal weather and seasonally low gas storage levels, gas prices have continued to rise in 2003. The average NYMEX price for January and February 2003 was $5.97 per MMBtu. Gas prices have risen in March 2003 to an average NYMEX price of $6.49 through March 14.

The trust's average gas price for December 2002 gas sales was approximately $0.40 per MMBtu lower than the NYMEX price because of lower West Coast demand for San Juan Basin gas. In early March 2003, the San Juan Basin index price was approximately $3.00 lower than the NYMEX price of $9.00, which was elevated because gas supplies to the northeast U.S. were strained from severe winter weather.

Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of net profits income from these interests only includes deductions for production and

                                                           (Continued on page 8)

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

                                                                                                    Three Months
                                                     Year Ended December 31 (a)                 Ended December 31 (a)
                                             -------------------------------------------      --------------------------
                                                 2002           2001            2000             2002           2001
                                             ------------   ------------    ------------      -----------    -----------
Sales Volumes
   Oil (Bbls) (b)
     Underlying properties ...............        338,975        350,691         344,123           91,392         98,786
          Average per day ................            929            961             940              993          1,074
     Net profits interests ...............        138,249        145,678         163,219           47,382         49,341

   Gas (Mcf) (b)
     Underlying properties ...............      3,029,949      2,932,203       3,080,601          777,650        776,281
          Average per day ................          8,301          8,033           8,417            8,453          8,438
     Net profits interests ...............      2,648,794      2,552,207       2,689,259          682,936        669,272

Average Sales Price
   Oil (per Bbl) .........................   $      22.31   $      24.99    $      27.49      $     26.31    $     22.74
   Gas (per Mcf) .........................   $       2.79   $       5.09    $       3.32      $      3.00    $      3.00

Revenues
   Oil sales .............................   $  7,564,177   $  8,763,283    $  9,459,575      $ 2,404,515    $ 2,246,178
   Gas sales .............................      8,462,810     14,922,881      10,231,063        2,332,654      2,329,339
                                             ------------   ------------    ------------      -----------    -----------
     Total Revenues ......................     16,026,987     23,686,164      19,690,638        4,737,169      4,575,517
                                             ------------   ------------    ------------      -----------    -----------

Costs
   Taxes, transportation
      and other ..........................      2,110,506      3,298,631       2,566,816          656,925        691,398
   Production expense (c) ................      3,014,706      2,908,305       2,520,954          752,882        731,502
   Development costs .....................        571,680      1,133,869         738,605           65,117        163,208
   Excess costs ..........................        (66,867)             -               -                -              -
   Recovery of excess costs
     and accrued interest ................         67,484              -         383,836                -              -
                                             ------------   ------------    ------------      -----------    -----------
     Total Costs .........................      5,697,509      7,340,805       6,210,211        1,474,924      1,586,108
                                             ------------   ------------    ------------      -----------    -----------

Net Proceeds .............................   $ 10,329,478   $ 16,345,359    $ 13,480,427      $ 3,262,245    $ 2,989,409
                                             ============   ============    ============      ===========    ===========
Net Profits Income .......................   $  9,049,271   $ 14,389,316    $ 11,660,510      $ 2,827,239    $ 2,609,358
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

  (c) Includes an overhead fee deducted and retained by XTO Energy. As of December 31, 2002, this fee was $23,470 per month and is subject to adjustment each May based on an oil and gas industry index.

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

Before adjustment for excess costs (see "Excess Costs" below), total costs deducted in the calculation of net profits income were $5.7 million in 2002, $7.3 million in 2001 and $5.8 million in 2000. The 22% decrease in costs from 2001 to 2002 is primarily attributable to lower development costs and lower production and property taxes associated with decreased revenues. The 26% increase in costs from 2000 to 2001 is primarily attributable to increased production and property tax and other purchaser deductions associated with higher revenues. In 2002, lower development costs are related to reduced tertiary injectant cost and drilling activity. In 2001, higher development costs are related to wells drilled on two of the underlying properties and increased production expense is related to the timing of maintenance projects and higher power and fuel costs.

Excess Costs

During February and March 2002, costs exceeded revenues by $66,867 ($50,150 net to the trust) for the Texas 75% net profits interests as a result of lower oil prices. Total excess costs and accrued interest of $67,484 ($50,613 net to the trust) were fully recovered in April and May 2002. There were no excess costs or related recoveries after May 2002 or in 2001.

See Note 5 to Financial Statements.

Fourth Quarter 2002 and 2001

During the quarter ended December 31, 2002, the trust received net profits income totaling $2,827,239, compared with fourth quarter 2001 net profits income of $2,609,358. The 8% increase in net profits income from fourth quarter 2001 to 2002 was primarily because of higher average oil prices.

Administration expense was $28,815 and interest income was $1,158, resulting in fourth quarter 2002 distributable income of $2,799,582, or $0.466597 per unit. Distributable income for fourth quarter 2001 was $2,583,372, or $0.430562 per unit. Distributions to unitholders for the quarter ended December 31, 2002 were:

              Record Date            Payment Date              Per Unit
           -----------------       -----------------         -----------
           October 31, 2002        November 15, 2002         $  0.118985
           November 29, 2002       December 13, 2002            0.139397
           December 31, 2002       January 15, 2003             0.208215
                                                             -----------
                                                             $  0.466597
                                                             ===========

Volumes

Fourth quarter 2002 underlying oil sales volumes were 91,392 Bbls, or 7% lower than 2001 levels. Oil sales volumes decreased in 2002 because of natural production decline and prior period volume adjustments. Underlying gas sales volumes were 777,650 Mcf, or flat with 2001 levels. Fourth quarter 2002 volumes included additional volumes from a one-time correction of the trust's interests in properties that were nonproducing at the trust's inception. Excluding this correction, fourth quarter underlying volumes decreased 16% because of natural production decline and prior period volume adjustments recorded in 2002.

Prices

The average fourth quarter 2002 oil price was $26.31 per Bbl, 16% higher than the fourth quarter 2001 average price of $22.74. The average fourth quarter gas price for 2002 and 2001 was $3.00 per Mcf. For further information about oil and gas prices, see "Years Ended December 31, 2002, 2001 and 2000 - Prices" above.

Costs

Costs deducted in the calculation of fourth quarter 2002 net profits income decreased $111,184, or 7%, from fourth quarter 2001. This decrease was the result of lower property taxes and reduced development activity.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7a of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

CROSS TIMBERS ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS


                                                                             December 31
                                                                      2002                 2001
                                                                 ---------------      ---------------
Assets

  Cash and short-term investments ...........................    $     1,248,735      $       852,349

  Interest to be received ...................................                555                  479

  Net profits interests in oil and gas properties - net
    (Notes 1 and 2) .........................................         26,556,533           28,895,086
                                                                 ---------------      ---------------
                                                                 $    27,805,823      $    29,747,914
                                                                 ===============      ===============

Liabilities and Trust Corpus

  Distribution payable to unitholders .......................    $     1,249,290      $       852,828

  Trust corpus (6,000,000 units of beneficial
     interest authorized and outstanding) ...................         26,556,533           28,895,086
                                                                 ---------------      ---------------
                                                                 $    27,805,823      $    29,747,914
                                                                 ===============      ===============

STATEMENTS OF DISTRIBUTABLE INCOME

                                                             Year Ended December 31
                                            ---------------------------------------------------------
                                                  2002                2001                 2000
                                            ---------------      ---------------      ---------------
Net profits income .....................    $     9,049,271      $    14,389,316      $    11,660,510

Interest income ........................              4,486               19,050               27,228
                                            ---------------      ---------------      ---------------

  Total income .........................          9,053,757           14,408,366           11,687,738

Administration expense .................            231,447              198,482              185,624
                                            ---------------      ---------------      ---------------

  Distributable income .................    $     8,822,310      $    14,209,884      $    11,502,114
                                            ===============      ===============      ===============
  Distributable income per unit
    (6,000,000 units) ..................    $      1.470385      $      2.368314      $      1.917019
                                            ===============      ===============      ===============

STATEMENTS OF CHANGES IN TRUST CORPUS

                                                             Year Ended December 31
                                            ---------------------------------------------------------
                                                  2002                  2001               2000
                                            ---------------       ---------------     ---------------

Trust corpus, beginning of year ........    $    28,895,086       $    30,755,456     $    33,005,334

Amortization of net profits
  interests ............................         (2,338,553)           (1,860,370)         (2,249,878)

Distributable income ...................          8,822,310            14,209,884          11,502,114

Distributions declared .................         (8,822,310)          (14,209,884)        (11,502,114)
                                            ---------------       ---------------     ---------------
Trust corpus, end of year ..............    $    26,556,533       $    28,895,086     $    30,755,456
                                            ===============       ===============     ===============

See Accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

1.  Trust Organization and Provisions

    Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy Inc., when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

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

    The initial carrying value of the net profits interests of $61,100,449 was XTO Energy's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $34,543,916 as of December 31, 2002 and $32,205,363 as of December 31, 2001.

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

XTO Energy has advised the trustee that the trust receives net profits income from coal seam gas wells. Production through 2002 from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.10 per MMBtu ($0.081581 per unit) in 2002, $1.08 per MMBtu ($0.107183 per unit) in 2001 and
$1.06 per MMBtu ($0.120389 per unit) in 2000. This credit, based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the
Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder's regular tax liability, subject to the tentative minimum tax limitation.

Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

5.  Excess Costs

XTO Energy has advised the trustee that costs exceeded revenues by $66,867 from the underlying properties of the Texas 75% net profits interests during February and March 2002, which, with accrued interest of $617, were recovered in April and May 2002. There were no excess costs or recoveries in 2001. Excess costs and accrued interest for each conveyance must be fully recovered from the respective future net proceeds of the 75% net profits interests before they can again contribute to trust net profits income.

6.  XTO Energy Inc.

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2002 was $23,470 per month, or $281,640 annually (net to the trust of $17,603 per month or $211,236 annually), and is subject to annual adjustment based on an oil and gas industry index.

With the exception of working interests from which approximately 20 overriding royalty interests were conveyed, XTO Energy does not operate or control any of the underlying properties or related working interests. XTO Energy acquired these working interests after the overriding royalty interests were conveyed to the trust.

As of March 3, 2003, XTO Energy owned 22.7% of the outstanding trust units. In June 2001, the trust and XTO Energy filed an amended registration statement with the Securities and Exchange Commission to sell 1,360,000 units (22.7% of outstanding units) held by XTO Energy. The trust did not participate in XTO Energy's decisions to acquire or sell units and will not receive any of the proceeds in the event of such sale.

7.  Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

8.  Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2002 and 2001:

                                                                                  Distributable
                                             Net Profits       Distributable          Income
                                                Income            Income             per Unit
                                            --------------    --------------     ---------------
2002
----
First Quarter ..........................    $    1,879,550    $    1,804,746     $      0.300791
Second Quarter .........................         1,816,119         1,723,548            0.287258
Third Quarter ..........................         2,526,363         2,494,434            0.415739
Fourth Quarter .........................         2,827,239         2,799,582            0.466597
                                            --------------    --------------     ---------------
                                            $    9,049,271    $    8,822,310     $      1.470385
                                            ==============    ==============     ===============
2001
----
First Quarter ..........................    $    4,107,459    $    4,048,902     $      0.674817
Second Quarter .........................         4,221,331         4,178,970            0.696495
Third Quarter ..........................         3,451,168         3,398,640            0.566440
Fourth Quarter .........................         2,609,358         2,583,372            0.430562
                                            --------------    --------------     ---------------
                                            $   14,389,316    $   14,209,884     $      2.368314
                                            ==============    ==============     ===============

INDEPENDENT AUDITORS' REPORTS

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

         We have audited the accompanying statement of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2002, and the related statements of distributable income and changes in trust corpus for the year then ended. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements were audited by other auditors who have ceased operations. Those auditors' report, dated March 19, 2002, on those financial statements was unqualified and included an explanatory paragraph that described the trust's method of accounting as explained in Note 2 to the financial statements.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

         In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2002 and its distributable income and changes in trust corpus for the year then ended in conformity with the modified cash basis of accounting described in Note 2.

KPMG LLP

Dallas, Texas
March 14, 2003

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

ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 19, 2002

The above report of Arthur Andersen LLP ("Arthur Andersen") is a copy of a report previously issued by Arthur Andersen on March 19, 2002. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 10-K. After reasonable efforts, the trust has been unable to obtain the consent of Arthur Andersen, our former independent auditors, as to the incorporation by reference of their report for our fiscal years ended December 31, 2001 and 2000 into the trust's and XTO Energy's previously filed registration statements under the Securities Act of 1933, and the trust has not filed that consent with this Annual Report on Form 10-K in reliance on Rule 437a of the Securities Act of 1933. Because the trust has not been able to obtain Arthur Andersen's consent, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

CROSS TIMBERS ROYALTY TRUST

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to unitholders without charge upon request. Copies of exhibits to the Form 10-K may be obtained upon request.

WEB SITE

www.crosstimberstrust.com

AUDITORS

KPMG LLP
Dallas, Texas

LEGAL COUNSEL

Thompson & Knight L.L.P.
Dallas, Texas

TAX COUNSEL

Winstead Sechrest & Minick P.C.
Houston, Texas

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, L.L.C.
Dallas, Texas
www.melloninvestor.com