Form 10-K, Exhibit 13
period 2003-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2004-03-11
CIK 881787

EXHIBIT 13

CROSS TIMBERS ROYALTY TRUST

GLOSSARY OF TERMS

The following are definitions of significant terms used in this Annual Report:

Bbl	Barrel (of oil)

Bcf	Billion cubic feet (of natural gas)

Mcf	Thousand cubic feet (of natural gas)

MMBtu	One million British Thermal Units, a common energy measurement

net proceeds	Gross proceeds received by XTO Energy from sale of production from the underlying properties, less applicable costs, as defined in the net profits interest conveyances

net profits income	Net proceeds multiplied by the applicable net profits percentage of 75% or 90% and paid to the trust by XTO Energy. “Net profits income” is referred to as “royalty income” for income tax purposes.

net profits interest	An interest in an oil and gas property measured by net profits from the sale of production, rather than a specific portion of production. The following defined net profits interests were conveyed to the trust from the underlying properties:

90% net profits interests – interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

75% net profits interests – interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

royalty interest (and overriding royalty interest)	A nonoperating interest in an oil and gas property that provides the owner a specified share of production without any production or development costs

underlying properties	XTO Energy’s interest in certain oil and gas properties from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

working interest	An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production and development costs

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

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol “CRT.” The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2003 and 2002:

	Sales Price		Distributions per Unit
Quarter	High	Low
2003
First	$21.75	$17.45	$0.432538
Second	25.75	18.30	0.611356
Third	25.40	18.86	0.511602
Fourth	30.46	21.30	0.559295

			$2.114791

2002
First	$19.50	$16.90	$0.300791
Second	19.40	15.00	0.287258
Third	18.03	14.50	0.415739
Fourth	20.23	17.00	0.466597

			$1.470385

At December 31, 2003, there were 6,000,000 units outstanding and approximately 551 unitholders of record; 2,074,949 of these units were held by depository institutions. In September 2003, XTO Energy distributed all of the 1,360,000 units it owned as a dividend to its common stockholders. As of that date, XTO Energy is not a unitholder of the trust.

Forward-Looking Statements

This Annual Report, including the accompanying Form 10-K, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part II, Item 7 of the accompanying Form 10-K. Although XTO Energy and the trustee believe that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.

SUMMARY

The trust was created to collect and distribute monthly net profits income to unitholders. Trust net profits income is received from two major components, the 90% net profits interests and the 75% net profits interests.

—	The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

—	The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Because of excess costs, the Texas 75% net profits interests did not contribute to trust net profits income from February through April 2002. Such excess costs generally occur during periods of higher development activity and/or lower oil prices. For further information, see “Trustee’s Discussion and Analysis—Years Ended December 31, 2003, 2002 and 2001—Costs.”

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

—	The Nonconventional Fuel Source Tax Credit is related to coal seam gas production sold through 2002 from wells drilled on the properties underlying the 90% net profits interests after December 31, 1979 and prior to January 1, 1993. Unitholders should be entitled to this tax credit (also referred to as “coal seam tax credit”) with respect to royalty income reported in 2003 relating to sales of qualifying production through December 31, 2002. This credit may be used to reduce the unitholder’s regular income tax liability, but not below his tentative minimum tax. Congress is considering a new energy bill in 2004, but has not yet passed legislation that extends or renews the nonconventional fuel source credit. Therefore, there currently is no significant benefit expected for future years.

—	Cost Depletion is generally available to unitholders as a deduction from net profits income. Available depletion is dependent upon the unitholder’s cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2003 and held them throughout 2003 would be entitled to a cost depletion deduction of approximately 8% of his cost. Assuming a cost of $20.00 per unit, cost depletion would offset 76% of 2003 taxable trust income. After considering the coal seam tax credit of $0.025904 per unit and assuming a 30% tax rate, the 2003 taxable equivalent return as a percentage of unit cost would be 14%. (NOTE—Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

The following table summarizes the effect of the above components on distributions per unit for the last three years:

	2003		2002		2001
	Monthly Average	Annual Total	Monthly Average	Annual Total	Monthly Average	Annual Total
Net profits income:
— 90% net profits interests	$0.153	$1.832	$0.109	$1.302	$0.178	$2.130
— 75% net profits interests	0.027	0.326	0.017	0.206	0.022	0.268
Administration expense (net of interest income)	(0.004)	(0.043)	(0.003)	(0.038)	(0.003)	(0.030)

Total Distribution	$0.176	$2.115	$0.123	$1.470	$0.197	$2.368

Nonconventional Fuel Source Tax Credit	*	$0.026	*	$0.082	*	$0.107

*—Not applicable

TO UNITHOLDERS

We are pleased to present the 2003 Annual Report of Cross Timbers Royalty Trust and Form 10-K. Both reports contain important information about the trust’s net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2003, net profits income totaled $12,944,047. After deducting trust administration expense and adding interest income, distributable income was $12,688,746, or $2.114791 per unit. Distributions for the year were higher than in 2002 primarily because of higher average gas prices.

Natural gas prices for 2003 averaged $4.86 per Mcf for sales from the underlying properties, a 74% increase from the 2002 average price of $2.79 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2003 totaled 2,677,460 Mcf, or 7,336 Mcf per day, a 12% decrease from 2002 production of 3,029,949 Mcf, or 8,301 Mcf per day. Gas volumes were lower primarily because of natural production decline and timing of cash receipts.

Oil sales volumes from the underlying properties during 2003 were 298,869 Bbls, or 819 Bbls per day, a 12% decrease from 2002 levels of 338,975 Bbls, or 929 Bbls per day. The average oil price increased to $28.04 per Bbl, up 26% from the 2002 average price of $22.31.

The coal seam tax credit for 2003 was calculated based on eligible coal seam gas sales volumes from the underlying properties of 177,890 Mcf, which were produced and sold prior to 2003 from wells drilled after December 31, 1979 and prior to January 1, 1993. The 2003 coal seam tax credit was $0.025904 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against a unitholder’s regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit. No significant coal seam tax credit is currently expected for future years.

As of December 31, 2003, proved reserves of the net profits interests were estimated by independent engineers to be 1,612,000 Bbls of oil and 31.1 Bcf of natural gas. Estimated oil reserves decreased 6% from year-end 2002 to 2003 primarily because of production. Gas reserves were flat from year-end 2002 to 2003 primarily because production was offset by upward revisions of prior reserve estimates. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2003 are $193.7 million, or $32.28 per unit. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2003 is $93.9 million, or $15.64 per unit. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $29.25 per barrel and a year-end average realized gas price of $5.15 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2004, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust

By:	Bank of America, N.A., Trustee

By:	Nancy G. Willis
Vice President

THE UNDERLYING PROPERTIES

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2003 is approximately 12 years. This index is calculated using total proved reserves and estimated 2004 production for the underlying properties. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 24% oil and 76% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. XTO Energy cannot significantly influence or control the operations of the underlying properties.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 83% of the discounted future net cash flows from trust proved reserves at December 31, 2003. Approximately 90% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 30.6 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 621,000 Bbls at December 31, 2003.

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

Most of the trust’s gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 73% of gas sales volumes and 54% of net profits income for 2003. As of December 31, 2003, trust proved reserves in this region are estimated to be 25.0 Bcf, or 81% of total trust gas reserves.

Approximately 24% of trust 2003 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualified for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 2003 coal seam gas sales was approximately $1.10 per MMBtu or $0.025904 per unit, while the coal seam credit for 2002 was $1.10 per MMBtu or $0.081581 per unit. Congress is considering a new energy bill in 2004, but has not yet passed legislation that extends or renews the coal seam tax credit. Therefore, there currently is no significant benefit expected for future years.

In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from 320 acres to 160 acres, doubling the number of drill wells allowed. Increasing the density of coal seam wells could impact a significant portion of the trust’s acreage. The development of the additional wells is expected to occur over the next few years. XTO Energy Inc. has informed the trustee that it believes operators will pursue increased density drilling, but the potential effect on the trust is unknown.

Most of the trust’s San Juan Basin conventional, or non-coal seam, gas is produced from the Mesaverde formation. This formation has been approved for increased density drilling, doubling the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that the trust received net proceeds from additional Mesaverde wells in 2002 and 2003, and that it believes operators will further develop the Mesaverde formation underlying the net profits interests.

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

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 991,000 Bbls at year-end 2003. Based on year-end oil and gas prices, proved reserves from these interests represent 17% of the discounted future net cash flows of the trust’s proved reserves at December 31, 2003.

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

Total 2003 development costs were $148,293, down 74% from 2002 development costs of $571,680. January and February 2004 development costs totaled approximately $39,000, and were primarily incurred in fourth quarter 2003.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $242,000 for 2003 and $417,000 for 2002. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to XTO Energy’s interests, of approximately $777,000 for 2004 and $795,000 for 2005.

In first quarter 2002, total excess costs and accrued interest of $67,484 were incurred on the Texas 75% net profits interests as a result of lower oil prices. There were no excess costs in 2003, the remainder of 2002 or in 2001. For information regarding the effect of excess costs on trust net profits income, see “Trustee’s Discussion and Analysis—Years Ended December 31, 2003, 2002 and 2001—Costs.”

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties and proved reserves and future net cash flows from proved reserves of the net profits interests at December 31, 2003, as estimated by independent engineers:

	Underlying Properties		Net Profits Interests
	Proved Reserves (a)		Proved Reserves (a) (b)		Future Net Cash Flows from Proved Reserves (a) (c)
(in thousands)	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Undiscounted	Discounted

90% Net Profits Interests
San Juan Basin	60	27,830	54	25,047	$115,544	$52,233
Other New Mexico	99	264	89	215	3,896	2,197
Texas	460	3,540	414	3,186	31,043	16,398
Oklahoma	71	2,497	64	2,193	13,841	7,365

Total	690	34,131	621	30,641	164,324	78,193

75% Net Profits Interests
Texas	1,539	776	639	322	19,408	9,590
Oklahoma	1,267	387	352	108	9,963	6,072

Total	2,806	1,163	991	430	29,371	15,662

TOTAL	3,496	35,294	1,612	31,071	$193,695	$93,855

(a)	Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves increased 17% from year-end 2002 to 2003, primarily because of a 27% increase in year-end gas prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

(b)	Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c)	Before income taxes since future net cash flows are not subject to taxation at the trust level.

TRUSTEE’S DISCUSSION AND ANALYSIS

Years Ended December 31, 2003, 2002 and 2001

Net profits income for 2003 was $12,944,047, as compared with $9,049,271 for 2002 and $14,389,316 for 2001. The 43% increase in net profits income from 2002 to 2003 and the 37% decrease in net profits income from 2001 to 2002 was primarily because of fluctuations in gas prices. During 2003, 2002 and 2001, 73%, 67% and 77%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $259,811 in 2003 as compared to $231,447 in 2002 and $198,482 in 2001. Increased administration expense is primarily because of increased financial reporting expenses and the timing of expenditures. Interest income was $4,510 in 2003, $4,486 in 2002 and $19,050 in 2001. Changes in interest income are attributable to fluctuations in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

•	oil and gas sales volumes,
•	oil and gas sales prices, and
•	costs deducted in the calculation of net profits income.

Volumes

Oil. Underlying oil sales volumes decreased 12% from 2002 to 2003, as compared to a 3% decrease from 2001 to 2002. Decreased oil sales volumes in 2003 were primarily because of natural production decline and timing of cash receipts. Decreased oil sales volumes in 2002 were primarily because of natural production decline.

Gas. Underlying gas sales volumes decreased 12% from 2002 to 2003 as compared to a 3% increase from 2001 to 2002. Higher 2002 gas sales volumes were primarily because of a one-time correction of the trust’s interest in properties that were nonproducing at the trust’s inception. Excluding this correction, underlying volumes decreased 8% from 2002 to 2003 and decreased 1% from 2001 to 2002. Decreased gas sales volumes in 2003 were primarily because of natural production decline. Decreased gas sales volumes in 2002 were primarily because of natural production decline, partially offset by timing of cash receipts.

Prices

Oil. The average oil price for 2003 was $28.04 per Bbl, 26% higher than the 2002 average oil price of $22.31, which was 11% lower than the 2001 average price of $24.99. Oil prices began 2001 relatively strong and declined through the remainder of the year and in 2002 because of lagging demand caused by a global recession. Rising uncertainties in the Middle East led to higher prices late in 2002. OPEC members agreed to increase daily oil production 1.5 million barrels beginning February 2003, to help stabilize a volatile world market. Oil prices remained relatively high in 2003, however, because of the war in Iraq, slower than anticipated resumption of Iraqi oil exports and unusually low storage levels. OPEC reiterated its intent to maintain oil prices by reducing daily oil production by 2 million barrels beginning June 2003 and by an additional 900,000 barrels beginning November 2003. In January 2004, below normal temperatures combined with low U.S. oil supplies led oil prices to 10-month highs, reaching $36 per Bbl. Despite increasing demand in 2003, OPEC members agreed to reduce daily oil production by 1 million barrels beginning April 2004 to maintain market balance in the second quarter when there is seasonally low demand. The average NYMEX price for January and February 2004 was $34.30, compared with $31.08 for the year 2003 and $31.22 for fourth quarter 2003. Recent trust oil prices have averaged approximately $2.60 lower than the NYMEX price.

Gas. The 2003 average gas price was $4.86 per Mcf, a 74% increase from the 2002 average gas price of $2.79, which was 45% lower than the 2001 average price of $5.09. Gas prices were at record levels at the beginning of 2001 because of gas supplies strained by winter weather. Throughout the remainder of 2001, prices declined because of fuel switching related to higher prices, milder weather and reduced demand from a weaker economy. The winter of 2001-2002 was one of the warmest on record, resulting in higher than average gas storage levels and lower gas prices in 2002. Prices climbed in fourth quarter 2002 as a result of low levels of drilling activity, increased industrial demand, colder weather and international instability. With colder than normal weather, record low gas storage levels and continued increasing demand, gas prices were relatively high during the first five months of 2003. With diminished demand related to higher prices, natural gas prices were lower during the summer months, then rose with cooler weather in the fall and early winter. Prices in 2004 will continue to be affected by weather, the pace of recovery of the domestic economy and fluctuations in North American production. In any case, natural gas prices are expected to remain volatile. The average NYMEX price for January and February 2004 was $5.81 per MMBtu compared with $5.49 for the year 2003 and $5.45 for fourth quarter 2003.

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

Total costs deducted in the calculation of net profits income were $6.6 million in 2003, $5.7 million in 2002 and $7.3 million in 2001. The 16% increase in costs from 2002 to 2003 is primarily attributable to higher production taxes associated with increased revenues and increased production expense caused by higher fuel costs and the timing of maintenance projects, partially offset by lower development costs. The 22% decrease in costs from 2001 to 2002 is primarily attributable to lower development costs and lower production and property taxes associated with decreased revenues. In 2003 and 2002, lower development costs were related to reduced tertiary injectant cost and drilling activity.

During February and March 2002, costs exceeded revenues by $66,867 ($50,150 net to the trust) for the Texas 75% net profits interests as a result of lower oil prices. Total excess costs and accrued interest of $67,484 ($50,613 net to the trust) were fully recovered in April and May 2002. There were no excess costs or related recoveries in 2003, the remainder of 2002 or in 2001.

See Note 3 to Financial Statements.

Fourth Quarter 2003 and 2002

During the quarter ended December 31, 2003, the trust received net profits income totaling $3,404,143, compared with fourth quarter 2002 net profits income of $2,827,239. The 20% increase in net profits income from fourth quarter 2002 to 2003 was primarily because of higher gas prices.

Administration expense was $49,536 and interest income was $1,163, resulting in fourth quarter 2003 distributable income of $3,355,770, or $0.559295 per unit. Distributable income for fourth quarter 2002 was $2,799,582, or $0.466597 per unit. Distributions to unitholders for the quarter ended December 31, 2003 were:

Record Date	Payment Date	Per Unit
October 31, 2003	November 17, 2003	$0.220535
November 28, 2003	December 12, 2003	0.172969
December 31, 2003	January 15, 2004	0.165791

		$0.559295

Volumes

Fourth quarter 2003 underlying oil sales volumes were 81,504 Bbls, or 11% lower than 2002 levels. Oil sales volumes decreased in 2003 because of natural production decline, timing of cash receipts and prior period volume adjustments recorded in 2003. Underlying gas sales volumes were 661,913 Mcf, or 15% lower than 2002 levels. This decrease in gas sales volumes was primarily because of a one-time correction in fourth quarter 2002 of the trust’s interest in properties that were nonproducing at the trust’s inception. Excluding this correction, fourth quarter underlying volumes increased 2% primarily because of prior period volume adjustments recorded in 2002.

Prices

The average fourth quarter 2003 oil price was $27.73 per Bbl, 5% higher than the fourth quarter 2002 average price of $26.31. The average fourth quarter 2003 gas price was $5.09 per Mcf, 70% higher than the fourth quarter 2002 average price of $3.00. For further information about oil and gas prices, see “Years Ended December 31, 2003, 2002 and 2001 – Prices” above.

Costs

Costs deducted in the calculation of fourth quarter 2003 net profits income increased $232,001, or 16%, from fourth quarter 2002. This increase was primarily the result of higher production and property taxes associated with increased revenues.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, off-balance sheet arrangements, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7a of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

	Year Ended December 31 (a)			Three Months Ended December 31 (a)
	2003	2002	2001	2003	2002
Sales Volumes
Oil (Bbls) (b)
Underlying properties	298,869	338,975	350,691	81,504	91,392
Average per day	819	929	961	886	993
Net profits interests	130,517	138,249	145,678	38,127	47,382

Gas (Mcf) (b)
Underlying properties	2,677,460	3,029,949	2,932,203	661,913	777,650
Average per day	7,336	8,301	8,033	7,195	8,453
Net profits interests	2,337,530	2,648,794	2,552,207	580,905	682,936

Average Sales Price
Oil (per Bbl)	$28.04	$22.31	$24.99	$27.73	$26.31
Gas (per Mcf)	$ 4.86	$ 2.79	$ 5.09	$ 5.09	$ 3.00

Revenues
Oil sales	$8,381,516	$7,564,177	$8,763,283	$2,260,334	$2,404,515
Gas sales	13,020,253	8,462,810	14,922,881	3,369,344	2,332,654

Total Revenues	21,401,769	16,026,987	23,686,164	5,629,678	4,737,169

Costs
Taxes, transportation and other	3,078,195	2,110,506	3,298,631	856,009	656,925
Production expense (c)	3,358,846	3,014,706	2,908,305	826,869	752,882
Development costs	148,293	571,680	1,133,869	24,047	65,117
Excess costs	—	(66,867)	—	—	—
Recovery of excess costs and accrued interest	—	67,484	—	—	—

Total Costs	6,585,334	5,697,509	7,340,805	1,706,925	1,474,924

Net Proceeds	$14,816,435	$10,329,478	$16,345,359	$3,922,753	$3,262,245

Net Profits Income	$12,944,047	$9,049,271	$14,389,316	$3,404,143	$2,827,239

(a)	Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the three months ended December 31 generally relate to oil production from August through October and gas production from July through September.

(b)	Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

(c)	Includes an overhead fee deducted and retained by XTO Energy. As of December 31, 2003, this fee was $22,742 per month and is subject to adjustment each May based on an oil and gas industry index.

Cross Timbers Royalty Trust

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

		December 31
		2003	2002
Assets
Cash and short-term investments		$994,389	$1,248,735
Interest to be received		357	555
Net profits interests in oil and gas properties—net (Notes 1 and 2)		24,665,401	26,556,533

		$25,660,147	$27,805,823

Liabilities and Trust Corpus
Distribution payable to unitholders		$994,746	$1,249,290
Trust corpus (6,000,000 units of beneficial interest authorized and outstanding)		24,665,401	26,556,533

		$25,660,147	$27,805,823

STATEMENTS OF DISTRIBUTABLE INCOME
	Year Ended December 31
	2003	2002	2001

Net profits income	$12,944,047	$9,049,271	$14,389,316

Interest income	4,510	4,486	19,050

Total income	12,948,557	9,053,757	14,408,366

Administration expense	259,811	231,447	198,482

Distributable income	$12,688,746	$8,822,310	$14,209,884

Distributable income per unit (6,000,000 units)	$2.114791	$1.470385	$2.368314

STATEMENTS OF CHANGES IN TRUST CORPUS

	Year Ended December 31
	2003	2002	2001

Trust corpus, beginning of year	$26,556,533	$28,895,086	$30,755,456

Amortization of net profits interests	(1,891,132)	(2,338,553)	(1,860,370)

Distributable income	12,688,746	8,822,310	14,209,884

Distributions declared	(12,688,746)	(8,822,310)	(14,209,884)

Trust corpus, end of year	$24,665,401	$26,556,533	$28,895,086

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust

NOTES TO FINANCIAL STATEMENTS

1. Trust Organization and Provisions

Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy Inc., when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

—	90% net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico, and
—	75% net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

The underlying properties from which the net profits interests were carved are currently owned by XTO Energy. Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

—	the trust may not engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;
—	the trust may not dispose of all or part of the net profits interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;
—	the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;
—	the trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;
—	the trustee will make monthly cash distributions to unitholders (Note 3); and
—	the trust will terminate upon the first occurrence of:
—	disposition of all net profits interests pursuant to terms of the trust indenture,
—	gross revenue of the trust is less than $1 million per year for two successive years, or
—	a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.

2. Basis of Accounting

The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

—	Net profits income is recorded in the month received by the trustee (Note 3).
—	Interest income, interest to be received and distribution payable to unitholders include interest to be earned on net profits income from the monthly record date (last business day of the month) through the date of the next distribution.
—	Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.
—	Distributions to unitholders are recorded when declared by the trustee (Note 3).

The most significant differences between the trust’s financial statements and those prepared in accordance with generally accepted accounting principles are:

—	Net profits income is recognized in the month received rather than accrued in the month of production.
—	Expenses are recognized when paid rather than when incurred.
—	Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

Most accounting pronouncements apply to entities whose financial statements are prepared in accordance with generally accepted accounting principles, directing such entities to accrue or defer revenues and expenses in a period other than when such revenues were received or expenses were paid. Because the trust’s financial statements are prepared on the modified cash basis, as described above, most accounting pronouncements are not applicable to the trust’s financial statements.

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy’s historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $36,435,048 as of December 31, 2003 and $34,543,916 as of December 31, 2002.

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

XTO Energy, as owner of the underlying properties, computes net profits income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, such excess costs plus accrued interest are deducted in calculating future net profits income from that conveyance.

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

XTO Energy has advised the trustee that the trust receives net profits income from coal seam gas wells. Production sold through 2002 from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualified for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.10 per MMBtu ($0.025904 per unit) in 2003, $1.10 per MMBtu ($0.081581 per unit) in 2002 and $1.08 per MMBtu ($0.107183 per unit) in 2001. Unitholders should be entitled to this credit with respect to royalty income reported in 2003 relating to sales of qualifying production in 2002. This credit, based on the unitholder’s pro rata share of qualifying production, may not reduce the unitholder’s regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder’s regular tax liability, subject to the tentative minimum tax limitation. Congress is considering a new energy bill in 2004, but has not yet passed legislation that extends or renews the coal seam tax credit. Therefore, there currently is no significant benefit expected for future years.

5. XTO Energy Inc.

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2003 was $22,742 per month, or $272,904 annually (net to the trust of $17,057 per month or $204,684 annually), and is subject to annual adjustment based on an oil and gas industry index.

With the exception of working interests from which approximately 20 overriding royalty interests were conveyed, XTO Energy does not operate or control any of the underlying properties or related working interests. XTO Energy acquired these working interests after the overriding royalty interests were conveyed to the trust.

In June 1998, the trust and XTO Energy filed an amended registration statement with the Securities and Exchange Commission to sell 1,360,000 units (22.7% of outstanding units) held by XTO Energy. The registration statement was amended in October 2000 and June 2001. The trust did not participate in XTO Energy’s decisions to acquire or sell units. On September 18, 2003, XTO Energy distributed all of the 1,360,000 trust units it owned as a dividend to its common stockholders. As of this date, XTO Energy is not a unitholder of the trust.

6. Contingencies

Several states have enacted legislation to require state income tax withholding from nonresident royalty owners. After consultation with legal counsel, XTO Energy has advised the trustee that it believes the trust is not subject to these withholding requirements. However, regulations are being developed or are subject to change by the various states, which could change this conclusion. In the event it is determined that the trust is required to withhold state taxes, distributions to the unitholders would be reduced by the required amount, subject to the unitholder’s right to file a state tax return to claim any refund due.

7. Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust’s Annual Report on Form 10-K which is included in this report.

8. Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2003 and 2002:

	Net Profits Income	Distributable Income	Distributable Income per Unit
2003
First Quarter	$2,662,646	$2,595,228	$0.432538
Second Quarter	3,755,142	3,668,136	0.611356
Third Quarter	3,122,116	3,069,612	0.511602
Fourth Quarter	3,404,143	3,355,770	0.559295

	$12,944,047	$12,688,746	$2.114791

2002
First Quarter	$1,879,550	$1,804,746	$0.300791
Second Quarter	1,816,119	1,723,548	0.287258
Third Quarter	2,526,363	2,494,434	0.415739
Fourth Quarter	2,827,239	2,799,582	0.466597

	$9,049,271	$8,822,310	$1.470385

INDEPENDENT AUDITORS’ REPORTS

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited the accompanying statement of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2003 and 2002, and the related statements of distributable income and changes in trust corpus for the years then ended. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits. The 2001 financial statements were audited by other auditors who have ceased operations. Those auditors’ report, dated March 19, 2002, on those financial statements was unqualified and included an explanatory paragraph that described the trust’s method of accounting as explained in Note 2 to the financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2003 and 2002 and its distributable income and changes in trust corpus for the years then ended in conformity with the modified cash basis of accounting described in Note 2.

KPMG LLP

Dallas, Texas

March 5, 2004

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

ARTHUR ANDERSEN LLP

Fort Worth, Texas

March 19, 2002

The above report of Arthur Andersen LLP (“Arthur Andersen”) is a copy of a report previously issued by Arthur Andersen on March 19, 2002. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 10-K. After reasonable efforts, the trust has been unable to obtain the consent of Arthur Andersen, the trust’s former independent auditors, as to the incorporation by reference of their report for the year ended December 31, 2001, and the trust has not filed that consent with this Annual Report on Form 10-K in reliance on Rule 437a of the Securities Act of 1933. Because the trust has not been able to obtain Arthur Andersen’s consent, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the trust’s financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

CROSS TIMBERS ROYALTY TRUST

901 Main Street, 17th Floor

P.O. Box 830650

Dallas, Texas 75283-0650

(877) 228-5084

Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form

10-K has been provided with this Annual Report.

Additional copies of this Annual Report and Form

10-K will be provided to unitholders without charge

upon request. Copies of exhibits to the Form 10-K

may be obtained upon request or from the trust’s

web site at www.crosstimberstrust.com.

WEB SITE

www.crosstimberstrust.com

AUDITORS

KPMG LLP

Dallas, Texas

LEGAL COUNSEL

Thompson & Knight L.L.P.

Dallas, Texas

TAX COUNSEL

Winstead Sechrest & Minick P.C.

Houston, Texas

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, L.L.C.

Dallas, Texas

www.melloninvestor.com