Form 10-K, Exhibit 13
period 2006-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2007-03-01
CIK 881787

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

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol “CRT.” The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2006 and 2005:

	Sales Price		Distributions per Unit
Quarter	High	Low
2006
First	$49.68	$40.55	$1.175292
Second	49.43	39.42	0.844029
Third	51.71	42.91	1.024486
Fourth	53.75	42.80	1.197556

			$4.241363

2005
First	$45.95	$35.26	$0.723424
Second	42.35	36.05	0.742308
Third	56.34	38.55	0.839848
Fourth	59.00	45.75	1.072326

			$3.377906

At December 31, 2006, there were 6,000,000 units outstanding and approximately 417 unitholders of record; 5,793,405 of these units were held by depository institutions.

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

—	The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production expense or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

—	The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production expense and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Such excess costs generally occur during periods of higher development activity and/or lower oil prices.

The following table summarizes the effect of the above components on distributions per unit for the last three years:

	2006				2005				2004
	Monthly Average		Annual Total		Monthly Average		Annual Total		Monthly Average	Annual Total
Net profits income:
— 90% net profits interests	$0.299	(a)	$3.592	(a)	$0.228	(b)	$2.738	(b)	$0.174	$2.092
— 75% net profits interests	0.058		0.702		0.058		0.697		0.037	0.445
Administration expense (net of interest income)	(0.004)		(0.053)		(0.005)		(0.057)		(0.004)	(0.050)

Total Distribution	$0.353	(a)	$4.241	(a)	$0.281	(b)	$3.378	(b)	$0.207	$2.487

(a)	Includes proceeds related to a lawsuit settlement that increased the 2006 distribution by $0.33 per unit (a monthly average of $0.028 per unit).

(b)	Includes proceeds related to a purchaser’s prior period adjustment that increased the 2005 distribution by $0.27 per unit (a monthly average of $0.023 per unit).

Cost Depletion is generally available to unitholders as a tax deduction from net profits income. Available depletion is dependent upon the unitholder’s cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2006 and held them throughout 2006 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming a cost of $47.00 per unit, cost depletion would offset approximately 96% of 2006 taxable trust income. Assuming a 30% tax rate, the 2006 taxable equivalent return as a percentage of unit cost would be 13%. (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

TO UNITHOLDERS

We are pleased to present the 2006 Annual Report of Cross Timbers Royalty Trust. This report includes a copy of the trust’s 2006 Form 10-K as filed with the Securities and Exchange Commission. Both reports contain important information about the trust’s net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2006, net profits income totaled $25,767,154. After deducting trust administration expense and adding interest income, distributable income was $25,448,178, or $4.241363 per unit. Distributions for the year were higher than in 2005 primarily because of increased gas production and higher oil and gas prices.

Natural gas prices for 2006 averaged $8.79 per Mcf for sales from the underlying properties, a 13% increase from the 2005 average price of $7.76 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2006 totaled 2,666,477 Mcf, or 7,305 Mcf per day, an 18% increase from 2005 production of 2,252,361 Mcf, or 6,171 Mcf per day. Gas sales volumes increased primarily because of the timing of cash receipts, increased production from new wells and workovers and prior period volume adjustments, partially offset by natural production decline.

The average oil price increased to $59.05 per Bbl, up 19% from the 2005 average price of $49.70 per Bbl. Oil sales volumes from the underlying properties during 2006 were 270,112 Bbls, or 740 Bbls per day, compared to 2005 levels of 270,525 Bbls, or 741 Bbls per day.

As of December 31, 2006, proved reserves for the underlying properties were estimated by independent engineers to be 3.0 million Bbls of oil and 31.9 Bcf of natural gas. Based on an allocation of these reserves, proved reserves attributable to the net profits interests were estimated to be 1.4 million Bbls of oil and 28.1 Bcf of natural gas. Proved reserves for the underlying properties and attributable to the net profits interests as of December 31, 2006 have been reduced to reflect anticipated payout as of January 1, 2008 under the reversion agreement in which 25% of XTO Energy’s interest in certain underlying royalties will transfer to an unrelated third party when payout occurs. See “Trustee’s Discussion and Analysis—Years Ended December 31, 2006, 2005 and 2004—Reversion Agreement.”

From year-end 2005 to 2006, oil reserves for the underlying properties decreased 10% primarily because of production. Oil reserves attributable to the net profits interests decreased 17% primarily because of higher estimated future production costs for underlying properties to the 75% net profits interest, as well as because of 2006 production. Year-end gas reserves for the underlying properties, as well as for the net profits interests, decreased approximately 3% from 2005 to 2006 primarily because of production, partially offset by reserve additions from development activity in the San Juan Basin. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2006 are $196.6 million. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2006 is $97.4 million. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $57.75 per Bbl and a year-end average realized gas price of $5.01 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As disclosed in the tax instructions provided to unitholders in February 2007, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust

By:	Bank of America, N.A., Trustee

By:	Nancy G. Willis

Vice President

THE UNDERLYING PROPERTIES

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2006 is approximately 13 years. This index is calculated using total proved reserves and estimated 2007 production for the underlying properties. The projected 2007 production is from proved developed producing reserves as of December 31, 2006. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 36% oil and 64% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. As discussed below under “75% Net Profits Interests,” XTO Energy became operator of the Penwell Unit in August 2004. Other than this property and approximately 20 of the underlying royalty interests in the San Juan Basin that burden operated working interests, XTO Energy cannot significantly influence or control the operations of the underlying properties.

In January 2006, XTO Energy announced that it would consider selling the underlying properties. However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 76% of the discounted future net cash flows from trust proved reserves at December 31, 2006. Approximately 82% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 27.8 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 530,000 Bbls at December 31, 2006.

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

Most of the trust’s gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 74% of the trust’s gas sales volumes and accounted for 53% of the net profits income for 2006. As of December 31, 2006, trust proved gas reserves in this region are estimated to be 22.9 Bcf, or 82% of total trust gas reserves.

Approximately 18% of the trust’s 2006 gas sales volumes were from coal seam production in the San Juan Basin. In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from one to two wells per 320-acre spacing unit, doubling the number of drill wells allowed. Increasing the density of coal seam wells could impact a significant portion of the trust’s acreage. XTO Energy has informed the trustee that it believes operators will pursue increased density drilling, but the potential effect on the trust is unknown.

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

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 869,000 Bbls at year-end 2006. Based on year-end oil and gas prices, proved reserves from these interests represent 24% of the discounted future net cash flows of the trust’s proved reserves at December 31, 2006.

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

Total 2006 development costs were $724,285, up 13% from 2005 development costs of $641,657. Development costs were higher in 2006 because of increased development activity and higher costs. January and February 2007 development costs totaled approximately $280,000, and were primarily incurred in fourth quarter 2006.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $1.8 million for 2006 and $272,000 for 2005. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to the underlying properties, of approximately $2.3 million for 2007 and $1.3 million for 2008.

There were no excess costs in 2004, 2005 or 2006. For information regarding the effect of excess costs on trust net profits income, see “Trustee’s Discussion and Analysis—Years Ended December 31, 2006, 2005 and 2004—Costs.”

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties, as estimated by independent engineers, and proved reserves and future net cash flows from proved reserves of the net profits interests, based on an allocation of these reserves, at December 31, 2006:

	Underlying Properties		Net Profits Interests
	Proved Reserves (a)		Proved Reserves (a) (b)		Future Net Cash Flows from Proved Reserves (a) (c)
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Undiscounted	Discounted
(in thousands)

90% Net Profits Interests
San Juan Basin	43	25,492	39	22,943	$100,490	$46,991
Other New Mexico	60	211	54	194	4,094	2,282
Texas	442	3,142	398	2,830	35,209	18,173
Oklahoma	44	2,104	39	1,821	11,602	6,108

Total	589	30,949	530	27,788	151,395	73,554

75% Net Profits Interests
Texas	1,119	591	426	222	22,410	11,132
Oklahoma	1,277	341	443	118	22,815	12,702

Total	2,396	932	869	340	45,225	23,834

TOTAL	2,985	31,881	1,399	28,128	$196,620	$97,388

(a)	Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves decreased 31% from year-end 2005 to 2006, primarily because of a 35% decrease in year-end natural gas prices. For further information regarding proved reserves and the method of allocation of proved reserves to the net profits interests, see Item 2 of the accompanying Form 10-K.

(b)	Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c)	Before income taxes since future net cash flows are not subject to taxation at the trust level.

TRUSTEE’S DISCUSSION AND ANALYSIS

Years Ended December 31, 2006, 2005 and 2004

Net profits income for 2006 was $25,767,154, as compared with $20,607,961 for 2005 and $15,222,417 for 2004. The 25% increase in net profits income from 2005 to 2006 was primarily because of increased gas production and higher oil and gas prices. The 35% increase in net profits income from 2004 to 2005 was primarily because of higher oil and gas prices. During 2006, 2005 and 2004, 68%, 65% and 69%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $376,592 in 2006 as compared to $363,582 in 2005 and $304,390 in 2004. Administration expense increased from 2004 to 2005 primarily because of the timing of expenditures related to the audit of the trust’s internal control over financial reporting. Interest income was $57,616 in 2006, $23,057 in 2005 and $6,031 in 2004. Changes in interest income are attributable to fluctuations in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

•	oil and gas sales volumes,
•	oil and gas sales prices, and
•	costs deducted in the calculation of net profits income.

Volumes

Oil. Underlying oil sales volumes were relatively unchanged from 2005 to 2006, as compared to a 2% decrease from 2004 to 2005. Oil sales volumes in 2006 remained relatively unchanged from 2005 primarily because natural production decline was offset by the timing of cash receipts and increased production from new wells and workovers. Decreased oil sales volumes in 2005 were primarily because of natural production decline, partially offset by the timing of cash receipts.

Gas. Underlying gas sales volumes increased 18% from 2005 to 2006 as compared to a 13% decrease from 2004 to 2005. Increased gas sales volumes in 2006 were primarily because of the timing of cash receipts, increased production from new wells and workovers and prior period volume adjustments, partially offset by natural production decline. Decreased gas sales volumes in 2005 were primarily because of natural production decline, as well as the timing of cash receipts and prior period volume adjustments.

Prices

Oil. The average oil price for 2006 was $59.05 per Bbl, 19% higher than the 2005 average oil price of $49.70, which was 39% higher than the 2004 average price of $35.68. Since early 2004, oil prices have generally been rising primarily because of increasing global demand and supply shortage concerns, inadequate sour crude refining capacity, reduced production as a result of tropical storms and hurricanes in the Gulf of Mexico in 2005 and political instability. Rising tension in the Middle East caused oil prices to increase to record levels in July 2006, exceeding $78.00 per Bbl. Rising crude oil supplies, reduced geopolitical tension and the potential for lower demand in a slowing U.S. economy have caused recent oil prices to fluctuate between approximately $50.00 and $60.00 per Bbl. Oil prices are expected to remain volatile. The average NYMEX price for November 2006 through January 2007 was $58.68 per Bbl. At February 15, 2007, the average NYMEX oil price for the following 12 months was $60.56 per Bbl.

Recent trust oil prices have averaged approximately 11% lower than the NYMEX price.

Gas. The 2006 average gas price was $8.79 per Mcf, a 13% increase from the 2005 average gas price of $7.76, which was 35% higher than the 2004 average price of $5.73. Excluding the effects of the lawsuit settlement in fourth quarter 2006 and the recalculation and remittance of royalties in third and fourth quarters 2005, the average gas price increased 10% from $7.43 per Mcf in 2005 to $8.18 per Mcf in 2006. See “Other Proceeds” below. Since early 2004, gas prices have generally been increasing due primarily to increased demand and declining North American production. These trends accelerated in the second half of 2005 due to the effects of hurricanes on Gulf of Mexico production. During most of 2006, gas prices trended lower primarily because of an adequate natural gas supply inventory due to the warmer than normal weather during the winter of 2005-2006 and the absence of hurricane activity in the Gulf of Mexico in 2006. Much colder temperatures during February 2007 have caused prices to partially rebound. Prices will continue to be affected by weather, the U.S. economy, the level of North American production, crude oil prices and import levels of liquified natural gas. Natural gas prices are expected to remain volatile.

Historically, trust average gas prices have generally approximated or been higher than NYMEX prices for the related production period. However, because of the effects of the Gulf hurricanes, production from the underlying properties sold at a significant decrement to NYMEX prices in late 2005 and early 2006. See “Gulf of Mexico Hurricanes” below.

The average NYMEX price for fourth quarter 2006 was $6.56 per MMBtu. Recent trust gas prices have averaged approximately 20% higher than the NYMEX price. At February 15, 2007, the average NYMEX gas price for the following 12 months was $8.09 per MMBtu.

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

Total costs deducted in the calculation of net profits income were $10.4 million in 2006, $8.2 million in 2005 and $7.2 million in 2004. The 27% increase in costs from 2005 to 2006 is attributable to higher production taxes associated with increased revenues, increased production expense related to increased power and fuel costs and the timing of maintenance projects, higher property taxes related to increased commodity prices and the timing of cash disbursements and higher development costs. The 14% increase in costs from 2004 to 2005 is primarily attributable to higher production taxes associated with increased revenues, higher development costs and increased production expense related to the timing of maintenance projects.

Unit operators of the properties underlying the 75% net profits interests have reported total budgeted development costs, net to the underlying properties, of approximately $2.3 million for 2007 and $1.3 million for 2008, as compared to budgeted development costs of $1.8 million and actual development costs of $724,285 for 2006. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects.

Other Proceeds

The calculation of net profits income for 2006 includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079, which increased the 2006 average gas sales price by $0.61 per Mcf. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

The calculation of net profits income for 2005 includes $1,831,411 related to a purchaser’s recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. Included in this amount is interest of $1,081,178 and additional gas revenue of $750,233, which increased the 2005 average gas sales price by $0.33 per Mcf. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

State of Texas Margin Tax

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as “passive entities”; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. Additional legislative action or issuance of applicable administrative rules by the state comptroller may be necessary to determine if the trust is exempt. The trust does not currently intend to pay the margin tax, based on the assumption that it is exempt as a passive entity. However, if it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. Approximately 30% of the trust’s net profits income is generated from underlying properties in Texas.

If the trust is exempt from the margin tax at the trust level as a passive entity, each unitholder that is a taxable entity would generally include its share of the trust’s revenues in its margin tax computation. If, however, the margin tax is imposed on the trust at the trust level, each unitholder subject to the margin tax would generally exclude its share of the trust’s net income from the margin tax calculation. Unitholders should consult their tax advisors regarding their individual tax situation.

Gulf of Mexico Hurricanes

In late August and September 2005, hurricanes in the Gulf of Mexico disrupted a significant portion of U.S. oil and gas production, leading to higher and more volatile commodity prices. These increased prices began affecting distributions to unitholders beginning with the December 2005 distribution that was paid in January 2006. The underlying properties to the trust are not located near the Gulf and related production was not significantly affected. However, because of greater supply and weaker demand in areas where trust related oil and gas is produced, the price received for such production was significantly lower than NYMEX prices, which are generally representative of the price received for gas delivered in the Louisiana Gulf region. Production expense and development costs have increased throughout the industry because of storm damages and related supply shortages.

Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

Fourth Quarter 2006 and 2005

During the quarter ended December 31, 2006, the trust received net profits income totaling $7,222,588, compared with fourth quarter 2005 net profits income of $6,487,591. This 11% increase is primarily attributable to lawsuit settlement proceeds included in fourth quarter 2006 net profits income. See “Other Proceeds” below.

Administration expense was $52,178 and trust interest income was $14,926, resulting in fourth quarter 2006 distributable income of $7,185,336, or $1.197556 per unit. Distributable income for fourth quarter 2005 was $6,433,956, or $1.072326 per unit. Distributions to unitholders for the quarter ended December 31, 2006 were:

Record Date	Payment Date	Per Unit
October 31, 2006	November 14, 2006	$0.298251
November 30, 2006	December 14, 2006	0.570012
December 29, 2006	January 16, 2007	0.329293

		$1.197556

Volumes

Fourth quarter 2006 underlying oil sales volumes were 64,389 Bbls, or 4% lower than 2005 levels. Oil sales volumes decreased in 2006 primarily because of natural production decline, partially offset by the timing of cash receipts and increased volumes from new wells and workovers. Underlying gas sales volumes were 612,878 Mcf, or 8% higher than 2005 levels. This increase in gas sales volumes was primarily because of the timing of cash receipts and increased production from new wells and workovers, partially offset by natural production decline.

Prices

The average fourth quarter 2006 oil price was $60.12 per Bbl, 2% higher than the fourth quarter 2005 average price of $59.05. The average fourth quarter 2006 gas price was $10.23 per Mcf, 20% higher than the fourth quarter 2005 average price of $8.50. Excluding the effects of the lawsuit settlement in the fourth quarter 2006 the average price was $7.55. See “Other Proceeds” below. For further information about oil and gas prices, see “Years Ended December 31, 2006, 2005 and 2004 – Prices” above.

Costs

Costs deducted in the calculation of fourth quarter 2006 net profits income increased $31,684, or 1%, from fourth quarter 2005. This increase was primarily related to increased purchaser revenue deductions.

Other Proceeds

The fourth quarter 2006 calculation of net profits income includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this amount is interest of $566,848 and additional gas revenue of $1,643,079, which increased the fourth quarter 2006 average gas sales price by $2.68 per Mcf. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

The fourth quarter 2005 calculation of net profits income includes $1,081,178 in interest income related to a purchaser’s recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. The recalculation and remittance of royalties were included in the third quarter 2005 calculation of net profits income as additional gas revenue of $750,233.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, off-balance sheet arrangements, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7A of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

				Quarter Ended
	Year Ended December 31 (a)			December 31 (a)
	2006	2005	2004	2006	2005
Sales Volumes
Oil (Bbls) (b)
Underlying properties	270,112	270,525	275,792	64,389	67,196
Average per day	740	741	754	700	730
Net profits interests	143,067	145,698	136,608	33,999	35,441

Gas (Mcf) (b)
Underlying properties	2,666,477	2,252,361	2,584,814	612,878	567,540
Average per day	7,305	6,171	7,062	6,662	6,169
Net profits interests	2,329,603	1,965,576	2,272,853	534,196	495,465

Average Sales Price
Oil (per Bbl)	$59.05	$49.70	$35.68	$60.12	$59.05
Gas (per Mcf) (c)(d)	$8.79	$7.76	$5.73	$10.23	$8.50

Revenues
Oil sales	$15,949,207	$13,444,407	$9,839,883	$3,870,895	$3,967,979
Gas sales (c)(d)	23,443,948	17,471,247	14,823,564	6,270,832	4,822,822

Total Revenues	39,393,155	30,915,654	24,663,447	10,141,727	8,790,801

Costs
Taxes, transportation and other	5,501,724	4,005,653	3,693,129	1,259,900	1,132,275
Production expense (e)	4,166,959	3,522,305	3,124,582	1,006,481	962,863
Development costs	724,285	641,657	338,812	190,205	329,764

Total Costs	10,392,968	8,169,615	7,156,523	2,456,586	2,424,902

Other Proceeds
Interest income (c)(d)	566,848	1,081,178	—	566,848	1,081,178

Net Proceeds	$29,567,035	$23,827,217	$17,506,924	$8,251,989	$7,447,077

Net Profits Income	$25,767,154	$20,607,961	$15,222,417	$7,222,588	$6,487,591

(a)	Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

(b)	Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expense and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

(c)	In fourth quarter 2006, $2,209,927 was received related to a lawsuit settlement for underpayment of royalties of $1,643,079 on certain San Juan Basin properties. Included in this settlement was interest of $566,848. This settlement increased the average gas sales price by $0.61 for 2006 and by $2.68 for the quarter ended December 31, 2006. The total one-time settlement, net to trust, was $1,988,934, or $0.33 per unit.

(d)	In third and fourth quarters 2005, $1,831,411 was received related to a purchaser’s recalculation and remittance of royalties of $750,233 for prior period San Juan Basin production. This payment included interest of $1,081,178, which was included in the fourth quarter 2005 net profits calculation. This settlement increased the average gas sales price by $0.33 for 2005 and had no effect on the average gas sales price for fourth quarter 2005. The total one-time adjustment, net to the trust, was $1,648,270 or $0.27 per unit.

(e)	Includes an overhead charge which is deducted and retained by XTO Energy. As of December 31, 2006, this charge was $27,778 per month (including a monthly overhead charge of $2,470 which XTO Energy deducts as operator of the Penwell Unit) and is subject to adjustment each May based on an oil and gas industry index.

Cross Timbers Royalty Trust

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

	December 31
	2006	2005
Assets
Cash and short-term investments	$1,970,795	$2,111,521
Interest to be received	4,963	2,489
Net profits interests in oil and gas properties—net (Notes 1 and 2)	19,679,502	21,204,723

	$21,655,260	$23,318,733

Liabilities and Trust Corpus
Distribution payable to unitholders	$1,975,758	$2,114,010
Trust corpus (6,000,000 units of beneficial interest authorized and outstanding)	19,679,502	21,204,723

	$21,655,260	$23,318,733

STATEMENTS OF DISTRIBUTABLE INCOME

	Year Ended December 31
	2006	2005	2004
Net profits income	$25,767,154	$20,607,961	$15,222,417
Interest income	57,616	23,057	6,031

Total income	25,824,770	20,631,018	15,228,448
Administration expense	376,592	363,582	304,390

Distributable income	$25,448,178	$20,267,436	$14,924,058

Distributable income per unit (6,000,000 units)	$4.241363	$3.377906	$2.487343

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust

STATEMENTS OF CHANGES IN TRUST CORPUS

	Year Ended December 31
	2006	2005	2004
Trust corpus, beginning of year	$21,204,723	$22,847,694	$24,665,401
Amortization of net profits interests	(1,525,221)	(1,642,971)	(1,817,707)
Distributable income	25,448,178	20,267,436	14,924,058
Distributions declared	(25,448,178)	(20,267,436)	(14,924,058)

Trust corpus, end of year	$19,679,502	$21,204,723	$22,847,694

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

The underlying properties from which the net profits interests were carved are currently owned by XTO Energy (Note 5). The trust’s initial public offering was in February 1992.

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

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy’s historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $41,420,947 as of December 31, 2006 and $39,895,726 as of December 31, 2005.

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

Net profits income received by the trustee consists of net proceeds received in the prior month by XTO Energy from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include production and property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the 75% net profits interests include deductions for production expense and development costs. See Note 8.

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

In January 2006, XTO Energy announced that it would consider selling the underlying properties. However, XTO Energy advised the trustee in August 2006, that after a full review, it has decided to retain ownership of these underlying property interests at this time.

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2006 was $25,308 per month, or $303,696 annually (net to the trust of $227,772 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2006, overhead attributable to the Penwell Unit was $2,470 per month, or $29,640 annually (net to the trust of $22,230 annually). These overhead charges are subject to an annual adjustment based on an oil and gas industry index.

6. Reversion Agreement

Certain of the properties underlying the 90% net profits interests are subject to a reversion agreement between XTO Energy and an unrelated party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurs and the 25% interest is transferred to the third party, net proceeds payable to the trust and trust distributions to unitholders will be reduced. Based on recent prices and sales volumes, XTO Energy has informed the trustee that payout could occur by the end of 2007, thereafter reducing monthly distributions by approximately 5%. Payout is affected by product prices and the level of development of properties subject to the reversion agreement.

7. Contingencies

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as “passive entities”; however, there is currently no clear authority that the trust meets requirements for the margin tax exemption as a passive entity. Additional legislative action or issuance of applicable administrative rules by the state comptroller may be necessary to determine if the trust is exempt. The trust does not currently intend to pay the margin tax, based on the assumption that it is exempt as a passive entity. However, if it is subsequently determined that the trust is not exempt from the margin tax, the trust would be required to deduct and withhold from future distributions the amounts necessary to pay the margin tax for the entire 2007 year, including the tax liability accruing on income distributed after January 2007 from which no tax was withheld. Approximately 30% of the trust’s net profits income is generated from underlying properties in Texas.

8. Purchaser Adjustments and Lawsuit Settlements

From time-to-time, XTO Energy receives net proceeds for the underlying properties related to significant prior period purchaser adjustments and lawsuit settlements, including related interest income. Because of the size and nature of these adjustments and settlements, XTO Energy has informed the trustee that it believes these should be considered one-time, or nonrecurring, events. Since most of the properties in the trust are nonoperated, these adjustments are generally not known to XTO Energy until reported by the purchaser. These items are included and reported in net profits income in the month received by the trust, which is generally the month following receipt by XTO Energy.

In 2006, the calculation of net profits income includes a lawsuit settlement of $2,209,927 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $566,848 and additional gas revenue of $1,643,079. The total one-time settlement, net to the trust, was $1,988,934, or $0.33 per unit.

In 2005, the calculation of net profits income includes $1,831,411 related to a purchaser’s recalculation and remittance of royalties for prior period production from underlying properties in the San Juan Basin. Included in this amount is interest of $1,081,178 and additional gas revenue of $750,233. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

9. Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust’s Annual Report on Form 10-K which is included in this report.

10. Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2006 and 2005:

	Net Profits Income	Distributable Income	Distributable Income per Unit
2006
First Quarter	$7,149,251	$7,051,752	$1.175292
Second Quarter	5,216,449	5,064,174	0.844029
Third Quarter	6,178,866	6,146,916	1.024486
Fourth Quarter (a)	7,222,588	7,185,336	1.197556

	$25,767,154	$25,448,178	$4.241363

2005
First Quarter	$4,462,096	$4,340,544	$0.723424
Second Quarter	4,589,164	4,453,848	0.742308
Third Quarter (b)	5,069,110	5,039,088	0.839848
Fourth Quarter (c)	6,487,591	6,433,956	1.072326

	$20,607,961	$20,267,436	$3.377906

(a)	Net profits income and distributable income include a one-time payment related to a lawsuit settlement of $1,988,934 net to the trust, or $0.33 distributable income per unit (Note 8).

(b)	Net profits income and distributable income include a one-time purchaser adjustment related to prior period royalties of $675,210 net to the trust, or $0.11 distributable income per unit (Note 8).

(c)	Net profits income and distributable income include a one-time purchaser adjustment related to prior period royalties of $973,060 net to the trust, or $0.16 distributable income per unit (Note 8).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited the accompanying statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005 and its distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006 in conformity with the modified cash basis of accounting described in Note 2.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Cross Timbers Royalty Trust’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2007 expressed an unqualified opinion on the trustee’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Dallas, Texas

February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited the trustee’s assessment, included in Trustee’s Report on Internal Control over Financial Reporting under Item 9A of the accompanying Annual Report on Form 10-K, that Cross Timbers Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee of the Cross Timbers Royalty Trust is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the trustee’s assessment and an opinion on the effectiveness of the trust’s internal control over financial reporting based on our audit.

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

The trust’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the modified cash basis of accounting. The trust’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the modified cash basis of accounting, and that receipts and expenditures of the trust are being made only in accordance with authorizations of the trustee; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the trust’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the trustee’s assessment that the Cross Timbers Royalty Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Cross Timbers Royalty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2006 and 2005, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described the trust’s method of accounting as explained in Note 2 to the financial statements.

KPMG LLP

Dallas, Texas

February 28, 2007

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