Form 10-K, Exhibit 13
period 2007-12-31
CROSS TIMBERS ROYALTY TRUST
filed 2008-02-26
CIK 881787

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

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol “CRT.” The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2007 and 2006:

	Sales Price		Distributions per Unit
Quarter	High	Low
2007
First	$49.99	$40.17	$0.758075
Second	45.60	41.90	0.846160
Third	44.65	37.83	0.830440
Fourth	43.03	39.00	0.866279

			$3.300954

2006
First	$49.68	$40.55	$1.175292
Second	49.43	39.42	0.844029
Third	51.71	42.91	1.024486
Fourth	53.75	42.80	1.197556

			$4.241363

At December 31, 2007, there were 6,000,000 units outstanding and approximately 384 unitholders of record; 5,809,298 of these units were held by depository institutions.

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

—	The 90% net profits interests were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production expense or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

—	The 75% net profits interests were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production expense and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Such excess costs generally occur during periods of higher development activity and/or lower oil prices.

The following table summarizes the effect of the above components on distributions per unit for the last three years:

	2007		2006				2005
	Monthly Average	Annual Total	Monthly Average		Annual Total		Monthly Average		Annual Total
Net profits income:
— 90% net profits interests	$0.241	$2.892	$0.299	(a)	$3.592	(a)	$0.228	(b)	$2.738	(b)
— 75% net profits interests	0.039	0.473	0.058		0.702		0.058		0.697
Administration expense (net of interest income)	(0.005)	(0.064)	(0.004)		(0.053)		(0.005)		(0.057)

Total Distribution	$0.275	$3.301	$0.353	(a)	$4.241	(a)	$0.281	(b)	$3.378	(b)

(a)	Includes proceeds related to a lawsuit settlement that increased the 2006 distribution by $0.33 per unit (a monthly average of $0.028 per unit).

(b)	Includes proceeds related to a purchaser’s prior period adjustment that increased the 2005 distribution by $0.27 per unit (a monthly average of $0.023 per unit).

Cost Depletion is generally available to unitholders as a tax deduction from net profits income. Available depletion is dependent upon the unitholder’s cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

As an example, a unitholder that acquired units in January 2007 and held them throughout 2007 would be entitled to a cost depletion deduction of approximately 8% of his cost. Assuming a cost of $46.00 per unit, cost depletion would offset approximately 110% of 2007 taxable trust income. Assuming a 30% tax rate, the 2007 taxable equivalent return as a percentage of unit cost would be 11%. (NOTE- Because the units are a depleting asset, a portion of this return is effectively a return of capital.)

Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

TO UNITHOLDERS

We are pleased to present the 2007 Annual Report of Cross Timbers Royalty Trust. This report includes a copy of the trust’s 2007 Form 10-K as filed with the Securities and Exchange Commission. Both reports contain important information about the trust’s net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2007, net profits income totaled $20,189,267. After deducting trust administration expense and adding interest income, distributable income was $19,805,724, or $3.300954 per unit. Distributions for the year were lower than in 2006 primarily because of decreased oil and gas production due in part to payout occurring under the reversion agreement, the lawsuit settlement received in 2006 and higher development costs. See “Trustee Discussion and Analysis—Years Ended December 31, 2007, 2006 and 2005—Other Proceeds” and “Trustee Discussion and Analysis—Years Ended December 31, 2007, 2006 and 2005—Reversion Agreement.”

Natural gas prices for 2007 averaged $8.01 per Mcf for sales from the underlying properties, a 9% decrease from the 2006 average price of $8.79 per Mcf. Excluding the effect of the lawsuit settlement in 2006, the 2006 average price was $8.18 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2007 totaled 2,367,917 Mcf, or 6,487 Mcf per day, an 11% decrease from 2006 production of 2,666,477 Mcf, or 7,305 Mcf per day. Gas sales volumes decreased primarily because of natural production decline, the timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers.

The average oil price increased to $59.70 per Bbl, up 1% from the 2006 average price of $59.05 per Bbl. Oil sales volumes from the underlying properties during 2007 were 246,966 Bbls, or 677 Bbls per day, a 9% decrease from 2006 production of 270,112 Bbls, or 740 Bbls per day. Oil sales volumes decreased primarily because of natural production decline, the timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers.

As of December 31, 2007, proved reserves for the underlying properties were estimated by independent engineers to be 3.1 million Bbls of oil and 31.2 Bcf of natural gas. Based on an allocation of these reserves, proved reserves attributable to the net profits interests were estimated to be 1.7 million Bbls of oil and 27.7 Bcf of natural gas.

From year-end 2006 to 2007, oil reserves for the underlying properties increased 4% and oil reserves attributable to the net profits interests increased 24% primarily because of revisions due to higher year-end prices, partially offset by higher estimated future production costs and 2007 production. Year-end gas reserves for the underlying properties, as well as for the net profits interests, decreased approximately 2% from 2006 to 2007 primarily because of production, partially offset by reserve additions from development activity in the San Juan Basin. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2007 are $306.2 million. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2007 is $145.3 million. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $92.70 per Bbl and a year-end average realized gas price of $6.41 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As disclosed in the tax instructions provided to unitholders in February 2008, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust

By:	U.S. Trust, Bank of America

Private Wealth Management, Trustee

By:	Nancy G. Willis

Vice President

THE UNDERLYING PROPERTIES

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2007 is approximately 13 years. This index is calculated using total proved reserves and estimated 2008 production for the underlying properties. The projected 2008 production is from proved developed producing reserves as of December 31, 2007. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 47% oil and 53% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. As discussed below under “75% Net Profits Interests,” XTO Energy became operator of the Penwell Unit in August 2004. Other than this property and approximately 20 of the underlying royalty interests in the San Juan Basin that burden operated working interests, XTO Energy cannot significantly influence or control the operations of the underlying properties.

90% Net Profits Interests

Royalty and overriding royalty properties underlying the 90% net profits interests represent 66% of the discounted future net cash flows from trust proved reserves at December 31, 2007. Approximately 79% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 27.2 Bcf. Oil reserves allocated to the 90% net profits interests are primarily located in West Texas and are estimated to be 505,000 Bbls at December 31, 2007.

Because the properties related to the 90% net profits interests are primarily royalty interests and overriding royalty interests, net profits income from these properties is not reduced by production expense or development costs. Additionally, net profits income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly net profits income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust’s gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties gas production accounted for approximately 77% of the trust’s gas sales volumes and 52% of the net profits income for 2007. As of December 31, 2007, trust proved gas reserves in this region are estimated to be 22.5 Bcf, or 81% of total trust gas reserves.

Approximately 22% of the trust’s 2007 gas sales volumes were from coal seam production in the San Juan Basin. In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from one to two wells per 320-acre spacing unit, doubling the number of drill wells allowed. Increasing the density of coal seam wells could impact a significant portion of the trust’s acreage. XTO Energy has informed the trustee that it believes operators will continue to pursue increased density drilling, but the potential effect on the trust is unknown.

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

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 1.2 million Bbls at year-end 2007. Based on year-end oil and gas prices, proved reserves from these interests represent 34% of the discounted future net cash flows of the trust’s proved reserves at December 31, 2007.

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

Total 2007 development costs were $2,199,001, up 204% from 2006 development costs of $724,285. Development costs were higher in 2007 because of increased development activity and higher costs related to Texas and Oklahoma properties underlying the 75% net profits interest. January and February 2008 development costs totaled approximately $133,000, and were primarily incurred in fourth quarter 2007.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $2.3 million for 2007 and $1.8 million for 2006. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to the underlying properties, of approximately $1.2 million for 2008 and $1.3 million for 2009.

There were no excess costs in 2005, 2006 or 2007. For information regarding the effect of excess costs on trust net profits income, see “Trustee’s Discussion and Analysis—Years Ended December 31, 2007, 2006 and 2005—Costs.”

Estimated Proved Reserves and Future Net Cash Flows

The following are proved reserves of the underlying properties, as estimated by independent engineers, and proved reserves and future net cash flows from proved reserves of the net profits interests, based on an allocation of these reserves, at December 31, 2007:

	Underlying Properties		Net Profits Interests
	Proved Reserves (a)		Proved Reserves (a) (b)		Future Net Cash Flows from Proved Reserves (a) (c)
	Oil (Bbls)	Gas (Mcf)	Oil (Bbls)	Gas (Mcf)	Undiscounted	Discounted
(in thousands)

90% Net Profits Interests
San Juan Basin	42	24,950	37	22,455	$131,166	$60,407
Other New Mexico	60	219	54	203	5,903	3,008
Texas	415	3,165	374	2,850	51,784	26,003
Oklahoma	45	1,940	40	1,694	13,889	7,115

Total	562	30,274	505	27,202	202,742	96,533

75% Net Profits Interests
Texas	1,075	558	554	286	48,987	22,238
Oklahoma	1,469	370	678	171	54,432	26,530

Total	2,544	928	1,232	457	103,419	48,768

TOTAL	3,106	31,202	1,737	27,659	$306,161	$145,301

(a)	Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves increased 49% from year-end 2006 to 2007, primarily because of a 28% increase in year-end natural gas prices and a 61% increase in year-end oil prices. For further information regarding proved reserves and the method of allocation of proved reserves to the net profits interests, see Item 2 of the accompanying Form 10-K.

(b)	Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

(c)	Before income taxes since future net cash flows are not subject to taxation at the trust level.

TRUSTEE’S DISCUSSION AND ANALYSIS

Years Ended December 31, 2007, 2006 and 2005

Net profits income for 2007 was $20,189,267, as compared with $25,767,154 for 2006 and $20,607,961 for 2005. The 22% decrease in net profits income from 2006 to 2007 was primarily because of decreased oil and gas production due in part to payout occurring under the reversion agreement, the lawsuit settlement received in 2006 and higher development costs. See “Reversion Agreement” and “Other Proceeds” below. The 25% increase in net profits income from 2005 to 2006 was primarily because of increased gas production and higher oil and gas prices. During 2007, 2006 and 2005, 69%, 68% and 65%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $423,075 in 2007 as compared to $376,592 in 2006 and $363,582 in 2005. Increased administrative expense from 2006 to 2007 is primarily due to the timing of expenditures related to additional unitholder tax reporting. Interest income was $39,532 in 2007, $57,616 in 2006 and $23,057 in 2005. Changes in interest income are attributable to fluctuations in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

•	oil and gas sales volumes,
•	oil and gas sales prices, and
•	costs deducted in the calculation of net profits income.

Volumes

Oil. Underlying oil sales volumes decreased 9% from 2006 to 2007, as compared to relatively unchanged volumes from 2005 to 2006. Oil sales volumes in 2007 decreased from 2006 primarily because of natural production decline, timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers. See “Reversion Agreement” below. Oil sales volumes in 2006 remained relatively unchanged from 2005 primarily because natural production decline was offset by the timing of cash receipts and increased production from new wells and workovers.

Gas. Underlying gas sales volumes decreased 11% from 2006 to 2007 as compared to an 18% increase from 2005 to 2006. Gas sales volumes in 2007 decreased from 2006 primarily because of natural production decline, timing of cash receipts and payout occurring under the reversion agreement, partially offset by increased production from new wells and workovers. See “Reversion Agreement” below. Increased gas sales volumes in 2006 were primarily because of the timing of cash receipts, increased production from new wells and workovers and prior period volume adjustments, partially offset by natural production decline.

Prices

Oil. The average oil price for 2007 was $59.70 per Bbl, 1% higher than the 2006 average oil price of $59.05, which was 19% higher than the 2005 average price of $49.70. Oil prices have generally been rising primarily because of increasing global demand and supply shortage concerns, inadequate sour crude refining capacity, reduced production as a result of tropical storms and hurricanes in the Gulf of Mexico in 2005 and political instability. In the last few months of 2007 and early 2008, rising tensions in the Middle East, weakness in the dollar and strong demand caused prices to reach record levels of $100 per Bbl. Oil prices are expected to remain volatile. The average NYMEX price for November 2007 through January 2008 was $93.30 per Bbl. At

February 11, 2008, the average NYMEX oil price for the following 12 months was $92.53 per Bbl. Recent trust oil prices have averaged approximately 8% lower than the NYMEX price.

Gas. The 2007 average gas price was $8.01 per Mcf, a 9% decrease from the 2006 average gas price of $8.79, which was 13% higher than the 2005 average price of $7.76. Excluding the effects of the lawsuit settlement in fourth quarter 2006, the average gas price decreased 2% from $8.18 per Mcf in 2006 to $8.01 per Mcf in 2007. See “Other Proceeds” below. Natural gas prices rose sharply in the second half of 2005 due to the effects of hurricanes on Gulf of Mexico production. During most of 2006, gas prices trended lower primarily because of an adequate natural gas supply inventory due to the warmer than normal winter weather and the absence of hurricane activity in the Gulf of Mexico. Much colder temperatures in early 2007 caused prices to partially rebound, however, the absence of hurricane activity in the Gulf of Mexico in 2007 has kept prices relatively flat. Prices will continue to be affected by weather, the U.S. economy, the level of North American production and import levels of liquified natural gas. Natural gas prices are expected to remain volatile.

Historically, trust average gas prices have generally approximated or been higher than NYMEX prices for the related production period. However, because of the effects of the Gulf hurricanes, production from the underlying properties sold at a significant decrement to NYMEX prices in late 2005 and early 2006. See “Gulf of Mexico Hurricanes” below.

The average NYMEX price for fourth quarter 2007 was $7.40 per MMBtu. Recent trust gas prices have averaged approximately 32% higher than the NYMEX price. At February 11, 2008, the average NYMEX gas price for the following 12 months was $8.98 per MMBtu.

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

Total costs deducted in the calculation of net profits income were $10.7 million in 2007, $10.4 million in 2006 and $8.2 million in 2005. The 3% increase in costs from 2006 to 2007 is attributable to higher development costs, partially offset by lower property taxes related to the timing of cash disbursements, lower production taxes associated with decreased revenues and decreased production expense related to decreased power and fuel and carbon dioxide injection costs. The 27% increase in costs from 2005 to 2006 is attributable to higher production taxes associated with increased revenues, increased production expense related to increased power and fuel costs and the timing of maintenance projects, higher property taxes related to increased commodity prices and the timing of cash disbursements and higher development costs.

Unit operators of the properties underlying the 75% net profits interests have reported total budgeted development costs, net to the underlying properties, of approximately $1.2 million for 2008 and $1.3 million for 2009, as compared to budgeted development costs of $2.3 million and actual development costs of $2.2 for 2007. Actual development costs often differ from amounts budgeted because of changes in product prices and other factors that may affect the timing or selection of projects.

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

In January 2008, the trust received proceeds from a lawsuit settlement of $827,446 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $212,654 and additional gas revenue of $614,792. The total one-time settlement, net to the trust, was $744,702, or $0.12 per unit.

State of Texas Margin Tax

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as “passive entities”. Recent legislative action has clarified that the trust is exempt from margin tax as a passive entity. However, each unitholder that is a business entity subject to the margin tax is generally required to include its share of the trust’s revenues in its margin tax computation.

Unitholders are urged to consult their own tax advisors regarding the requirements for filing state tax returns.

Gulf of Mexico Hurricanes

In late August and September 2005, hurricanes in the Gulf of Mexico disrupted a significant portion of U.S. oil and gas production, leading to higher and more volatile commodity prices. These increased prices began affecting distributions to unitholders beginning with the December 2005 distribution that was paid in January 2006. The underlying properties to the trust are not located near the Gulf and related production was not significantly affected. However, because of greater supply and weaker demand in areas where trust related oil and gas is produced, the price received for such production was significantly lower than NYMEX prices, which are generally representative of the price received for gas delivered in the Louisiana Gulf region. Production expense and development costs increased throughout the industry because of storm damages and related supply shortages.

Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

Fourth Quarter 2007 and 2006

During the quarter ended December 31, 2007, the trust received net profits income totaling $5,237,599, compared with fourth quarter 2006 net profits income of $7,222,588. This 27% decrease is primarily attributable to lawsuit settlement proceeds included in the fourth quarter 2006 net profits income and lower oil and gas production primarily due to payout occurring under the reversion agreement, partially offset by higher oil and gas prices, excluding the effect of the lawsuit settlement proceeds. See “Other Proceeds” below.

Administration expense was $48,557 and trust interest income was $8,632, resulting in fourth quarter 2007 distributable income of $5,197,674, or $0.866279 per unit. Distributable income for fourth quarter 2006 was $7,185,336, or $1.197556 per unit. Distributions to unitholders for the quarter ended December 31, 2007 were:

Record Date	Payment Date	Per Unit
October 31, 2007	November 15, 2007	$0.290256
November 30, 2007	December 14, 2007	0.282665
December 31, 2007	January 15, 2008	0.293358

		$0.866279

Volumes

Fourth quarter 2007 underlying oil sales volumes were 59,201 Bbls, or 8% lower than 2006 levels and underlying gas sales volumes were 568,188 Mcf, or 7% lower than 2006 levels. Oil and gas sales volumes decreased in 2007 primarily because of payout occurring under the reversion agreement and natural production decline, partially offset by increased production from new wells and workovers. In addition, decreased gas sales volumes were partially offset by the timing of cash receipts. See “Reversion Agreement” above.

Prices

The average fourth quarter 2007 oil price was $71.84 per Bbl, 19% higher than the fourth quarter 2006 average price of $60.12. The average fourth quarter 2007 gas price was $7.97 per Mcf, 22% lower than the fourth quarter 2006, average price of $10.23. Excluding the effects of the lawsuit settlement in fourth quarter 2006, the average price was $7.55. See “Other Proceeds” below. For further information about oil and gas prices, see “Years Ended December 31, 2007, 2006 and 2005 – Prices” above.

Costs

Costs deducted in the calculation of fourth quarter 2007 net profits income increased $278,676, or 11%, from fourth quarter 2006. This increase was primarily related to increased development activity.

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

Calculation of Net Profits Income

The following is a summary of the calculation of net profits income received by the trust:

	Year Ended December 31 (a)			Quarter Ended December 31 (a)
	2007	2006	2005	2007	2006
Sales Volumes
Oil (Bbls) (b)
Underlying properties	246,966	270,112	270,525	59,201	64,389
Average per day	677	740	741	643	700
Net profits interests	111,307	143,067	145,698	28,396	33,999

Gas (Mcf) (b)
Underlying properties	2,367,917	2,666,477	2,252,361	568,188	612,878
Average per day	6,487	7,305	6,171	6,176	6,662
Net profits interests	2,072,879	2,329,603	1,965,576	499,789	534,196

Average Sales Price
Oil (per Bbl)	$59.70	$59.05	$49.70	$71.84	$60.12
Gas (per Mcf) (c)(d)	$8.01	$8.79	$7.76	$7.97	$10.23

Revenues
Oil sales	$14,744,040	$15,949,207	$13,444,407	$4,253,158	$3,870,895
Gas sales (c)(d)	18,977,522	23,443,948	17,471,247	4,529,806	6,270,832

Total Revenues	33,721,562	39,393,155	30,915,654	8,782,964	10,141,727

Costs
Taxes, transportation and other	4,518,944	5,501,724	4,005,653	1,192,581	1,259,900
Production expense (e)	3,940,747	4,166,959	3,522,305	994,104	1,006,481
Development costs	2,199,001	724,285	641,657	548,577	190,205

Total Costs	10,658,692	10,392,968	8,169,615	2,735,262	2,456,586

Other Proceeds
Interest income (c)(d)	—	566,848	1,081,178	—	566,848

Net Proceeds	$23,062,870	$29,567,035	$23,827,217	$6,047,702	$8,251,989

Net Profits Income	$20,189,267	$25,767,154	$20,607,961	$5,237,599	$7,222,588

(a)	Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the quarter ended December 31 generally relate to oil production from August through October and gas production from July through September.

(b)	Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expense and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

(c)	In fourth quarter 2006, $2,209,927 was received related to a lawsuit settlement for underpayment of royalties of $1,643,079 on certain San Juan Basin properties. Included in this settlement was interest of $566,848. This settlement increased the average gas sales price by $0.61 for 2006 and by $2.68 for the quarter ended December 31, 2006. The total one-time settlement, net to trust, was $1,988,934, or $0.33 per unit.

(d)	In 2005, $1,831,411 was received related to a purchaser’s recalculation and remittance of royalties of $750,233 for prior period San Juan Basin production. This payment included interest of $1,081,178. This settlement increased the average gas sales price by $0.33 for 2005. The total one-time adjustment, net to the trust, was $1,648,270, or $0.27 per unit.

(e)	Includes an overhead charge which is deducted and retained by XTO Energy. As of December 31, 2007, this charge was $28,594 per month (including a monthly overhead charge of $2,628 which XTO Energy deducts as operator of the Penwell Unit) and is subject to adjustment each May based on an oil and gas industry index.

Cross Timbers Royalty Trust

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

	December 31
	2007	2006
Assets
Cash and short-term investments	$1,757,903	$1,970,795
Interest to be received	2,245	4,963
Net profits interests in oil and gas properties—net (Notes 1 and 2)	18,387,752	19,679,502

	$20,147,900	$21,655,260

Liabilities and Trust Corpus
Distribution payable to unitholders	$1,760,148	$1,975,758
Trust corpus (6,000,000 units of beneficial interest authorized and outstanding)	18,387,752	19,679,502

	$20,147,900	$21,655,260

STATEMENTS OF DISTRIBUTABLE INCOME

	Year Ended December 31
	2007	2006	2005
Net profits income	$20,189,267	$25,767,154	$20,607,961
Interest income	39,532	57,616	23,057

Total income	20,228,799	25,824,770	20,631,018
Administration expense	423,075	376,592	363,582

Distributable income	$19,805,724	$25,448,178	$20,267,436

Distributable income per unit (6,000,000 units)	$3.300954	$4.241363	$3.377906

See Accompanying Notes to Financial Statements.

Cross Timbers Royalty Trust

STATEMENTS OF CHANGES IN TRUST CORPUS

	Year Ended December 31
	2007	2006	2005
Trust corpus, beginning of year	$19,679,502	$21,204,723	$22,847,694
Amortization of net profits interests	(1,291,750)	(1,525,221)	(1,642,971)
Distributable income	19,805,724	25,448,178	20,267,436
Distributions declared	(19,805,724)	(25,448,178)	(20,267,436)

Trust corpus, end of year	$18,387,752	$19,679,502	$21,204,723

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

Bank of America, N.A. is the trustee of the trust. In 2007 the Bank of America private wealth management group officially became known as “U.S. Trust, Bank of America Private Wealth Management.” The legal entity that serves as the trustee of the trust did not change, and references in this Annual Report to U.S. Trust, Bank of America Private Wealth Management shall describe the legal entity Bank of America, N.A. The trust indenture provides, among other provisions, that:

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

The most significant differences between the trust’s financial statements and those prepared in accordance with U.S. generally accepted accounting principles are:

—	Net profits income is recognized in the month received rather than accrued in the month of production.
—	Expenses are recognized when paid rather than when incurred.
—	Cash reserves may be established by the trustee for certain contingencies that would not be recorded under U.S. generally accepted accounting principles.

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

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy’s historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $42,712,697 as of December 31, 2007 and $41,420,947 as of December 31, 2006.

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

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2007 was $25,966 per month, or $311,592 annually (net to the trust of $233,694 annually). XTO Energy also deducts an overhead charge as operator of the Penwell Unit. As of December 31, 2007, overhead attributable to the Penwell Unit was $2,628 per month, or $31,536 annually (net to the trust of $23,652 annually). These overhead charges are subject to an annual adjustment based on an oil and gas industry index.

6. Reversion Agreement

Certain of the properties underlying the 90% net profits interests were subject to a reversion agreement between XTO Energy and an unrelated party. The agreement called for XTO Energy to transfer 25% of its interest in those properties to the third party when net amounts received by XTO Energy from the properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. At the time payout occurred, net proceeds payable to the trust and trust distributions to unitholders were reduced. XTO Energy informed the trustee that payout occurred effective with the July 2007 distribution, which was paid on August 14, 2007, thereby reducing the July 2007 distribution and all future distributions by approximately 5%.

7. Contingencies

Several states have enacted legislation to require state income tax withholding from nonresident recipients of oil and gas proceeds. After consultation with its state tax counsel, XTO Energy has advised the trustee that it believes the trust is not subject to these withholding requirements. However, regulations are subject to change by the various states, which could change the conclusion. Should the trust be required to withhold state taxes, distributions to the unitholders would be reduced by the required amount, subject to the unitholder’s right to file a state tax return to claim any refund due.

In May 2006, the State of Texas passed legislation to implement a new margin tax of 1% to be imposed on revenues less certain costs, as specified in the legislation, generated from Texas activities beginning in 2007. Entities subject to the tax generally include trusts, unless otherwise exempt, and various other types of entities. Trusts that meet statutory requirements are generally exempt from the margin tax as “passive entities”. Recent legislative action has clarified that the trust is exempt from margin tax as a passive entity. However, each unitholder that is a business entity subject to the margin tax is generally required to include its share of the trust’s revenues in its margin tax computation.

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

In January 2008, the trust received proceeds from a lawsuit settlement of $827,446 related to underpayment of royalties on underlying properties in the San Juan Basin. Included in this settlement is interest of $212,654 and additional gas revenue of $614,792. The total one-time settlement, net to the trust, was $744,702, or $0.12 per unit.

9. Supplemental Oil and Gas Reserve Information (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the trust’s Annual Report on Form 10-K which is included in this report.

10. Quarterly Financial Data (Unaudited)

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2007 and 2006:

	Net Profits Income	Distributable Income	Distributable Income per Unit
2007
First Quarter	$4,699,186	$4,548,450	$0.758075
Second Quarter	5,222,836	5,076,960	0.846160
Third Quarter	5,029,646	4,982,640	0.830440
Fourth Quarter	5,237,599	5,197,674	0.866279

	$20,189,267	$19,805,724	$3.300954

2006
First Quarter	$7,149,251	$7,051,752	$1.175292
Second Quarter	5,216,449	5,064,174	0.844029
Third Quarter	6,178,866	6,146,916	1.024486
Fourth Quarter (a)	7,222,588	7,185,336	1.197556

	$25,767,154	$25,448,178	$4.241363

(a)	Net profits income and distributable income include a one-time payment related to a lawsuit settlement of $1,988,934 net to the trust, or $0.33 distributable income per unit (Note 8).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited the accompanying statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2007 and 2006, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2007 and 2006 and its distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2007 in conformity with the modified cash basis of accounting described in note 2.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cross Timbers Royalty Trust’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008, expressed an unqualified opinion on the effectiveness of the trust’s internal control over financial reporting.

KPMG LLP

Dallas, Texas

February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:

We have audited Cross Timbers Royalty Trust’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee of the Cross Timbers Royalty Trust is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the trustee’s report on internal control over financial reporting. Our responsibility is to express an opinion on the trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Cross Timbers Royalty Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities, and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2007 and 2006, and the related statements of distributable income and changes in trust corpus for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008, expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described the trust’s method of accounting as explained in note 2 to the financial statements.

KPMG LLP

Dallas, Texas

February 25, 2008

CROSS TIMBERS ROYALTY TRUST

901 Main Street, 17th Floor

P.O. Box 830650

Dallas, Texas 75283-0650

(877) 228-5084

U.S. Trust, Bank of America

Private Wealth Management, Trustee

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

LEGAL COUNSEL

Thompson & Knight L.L.P.

Dallas, Texas

TAX COUNSEL

Winstead PC

Houston, Texas

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services

www.bnymellon.com/shareowner